AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 22, 1996
                                                      REGISTRATION NO. 333-15423
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                 Amendment No. 2
                                       to
                                    FORM S-11
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                 ---------------
                       FIRST WASHINGTON REALTY TRUST, INC.
     (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS GOVERNING INSTRUMENTS)
                                 ---------------
                      4350 East-West Highway, Suite 400
                           Bethesda, Maryland 20814
                                (301) 907-7800
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                               William J. Wolfe
                    President and Chief Executive Officer
                      4350 East-West Highway, Suite 400
                           Bethesda, Maryland 20814
                                (301) 907-7800
                   (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                  Copies to:

     R. Ronald Hopkinson, Esq.                      J. Warren Gorrell, Jr., Esq.
         LATHAM & WATKINS                               James E. Showen, Esq.
Suite 1300, 1001 Pennsylvania Ave.,                    HOGAN & HARTSON L.L.P.
      Washington, D.C. 20004                               Columbia Square
          (202) 637-2200                                555 13th Street, N.W.
                                                       Washington, D.C. 20004
                                                           (202) 637-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
                                 ---------------
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering. [ ]      .

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same  offering. [ ]        .

If delivery of the  prospectus is expected to be made
pursuant to Rule 434, please check the following box. [ ]
                                 ---------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                                          SUBJECT TO COMPLETION
                                                              NOVEMBER 22, 1996



                                  1,500,000 Shares

                         FIRST WASHINGTON REALTY TRUST, INC.
                                    Common Stock


     First Washington Realty Trust, Inc. (the 'Company') engages in the acquisition, management, renovation and development of principally supermarket-anchored neighborhood shopping centers. The Company is a fully-integrated, self-administered and self-managed real estate company that operates as a real estate investment trust (a 'REIT'). The Company owns a portfolio of 33 retail properties, and expects to complete the acquisition of six additional retail properties promptly following the Offering (as defined below). The 39 retail properties contain a total of approximately 3.9 million square feet of gross leasable area in the Mid-Atlantic region. The Company also manages properties owned by third parties.


     All of the shares of common stock offered hereby ('Common Stock') are being offered by the Company (the 'Offering'). To assist the Company in maintaining its qualification as a REIT, transfer of the Common Stock and the Company's outstanding 9.75% Series A Cumulative Participating Convertible Preferred Stock (the 'Convertible Preferred Stock') is restricted, and actual or constructive ownership by any person is limited to 9.8% of the outstanding shares of such class of stock, subject to certain exceptions.



     The Common Stock is listed on the New York Stock Exchange ('NYSE') under the symbol FRW. On November 21, 1996, the last reported sale price of the Common stock on the NYSE was $21 3/4 per share. Since inception the Company has paid regular quarterly distributions of $.4875 on its Common Stock, representing an annualized distribution per share of $1.95. See 'Price Range of the Common Stock and Distributions.'

                                  ----------

     SEE 'RISK FACTORS' BEGINNING ON PAGE EIGHT FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK INCLUDING:

o Risks of leverage and default, including the uncertainty associated with the ability of the Company to refinance mortgage indebtedness of approximately $97.0 million at maturity dates ranging from 1997 to 2001 and $25.0 million of Exchangeable Debentures (as defined) due 1999

o Limitations on distributions payable on the Common Stock, due to the right of the Convertible Preferred Stock to receive a participating distribution after specified distributions have been made on the Common Stock

o Substantially all distributions paid on the Common Stock for fiscal year 1995 represented a return of capital for tax purposes rather than ordinary income

o    General real estate investment considerations and financing risks

o Possible conflicts of interest in connection with the operation of the Company

o Limitations on potential changes of control of the Company, including restrictions on ownership of Common Stock and Convertible Preferred Stock

o    Adverse consequences of failure to qualify as a REIT
                                   ----------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE  COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION  NOR  HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                      PRICE            UNDERWRITING                   PROCEEDS
                        TO             DISCOUNTS AND                     TO
                      PUBLIC           COMMISSIONS(1)                 COMPANY(2)
                      ------           --------------                 ----------
Per share ........    $                  $                             $
Total(3) .........    $                  $                             $
----------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See 'Underwriting.'

(2)  Before deducting expenses of the Offering, estimated at $375,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 225,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $ , $ and $ , respectively. See 'Underwriting.'


     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and to the right of the Underwriters to reject any order in whole or in part, and to certain other conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about , 1996.

 ALEX. BROWN & SONS
    INCORPORATED

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                                                                  TUCKER ANTHONY
                                                                   INCORPORATED


                  THE DATE OF THIS PROSPECTUS IS NOVEMBER   , 1996.


[RED HERRING LANGUAGE:]

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

               [PHOTOGRAPHS OF CERTAIN OF THE RETAIL PROPERTIES
      AND A MAP SPECIFYING THE GENERAL LOCATION OF ALL OF THE PROPERTIES.]








                                   ----------

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR THE CONVERTIBLE PREFERRED STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               TABLE OF CONTENTS

                                                                 PAGE
                                                                 ----
PROSPECTUS SUMMARY......................................           1
  The Company...........................................           1
  Risk Factors..........................................           2
  Recent Developments...................................           3
  Properties............................................           4
  The Offering..........................................           5
  Summary Pro Forma and Historical Information..........           6
RISK FACTORS............................................           8
  Risks Associated With Indebtedness....................           8
  Historical Operating Losses and Net Deficit...........           9
  Limitation on the Level of Distributions Payable to
    Common Stock; Subordination of Distributions with
    Respect to Common Stock.............................           9
  Distributions Representing Return of Capital..........           9
  Limited Geographic Diversification; Dependence on the
    Mid-Atlantic Region.................................           9
  Effect of Exchange of Exchangeable Indebtedness.......          10
  Environmental Matters.................................          10
  Risks of Third-Party Management, Leasing and Related
    Service Business....................................          11
  Conflicts of Interest.................................          11
  Changes in Investment and Financing Policies Without
    Stockholder Approval................................          12
  Influence of Executive Officers.......................          12
  Dependence on Key Personnel...........................          12
  General Real Estate Investment Risks; Adverse Impact
    on Ability to Make Distributions....................          12
  Ownership Limit and Limits on Changes in Control......          14
  Adverse Consequences of Failure to Qualify as a REIT..          16
  Effect on Price of Shares Available for Future Sale...          17
  New Retail Properties.................................          18
THE COMPANY.............................................          19
  General...............................................          19
  Growth Strategies.....................................          19
  Property Management, Leasing and Related Service
    Business............................................          20
PROPERTIES..............................................          21
  Tenant Diversification................................          24
  Additional Information Concerning Certain of the
    Properties..........................................          25
  Indebtedness..........................................          29
  Competition...........................................          30
  Regulations and Insurance.............................          30
  Environmental Matters.................................          31
  Legal Proceedings.....................................          32
USE OF PROCEEDS.........................................          33
PRICE RANGE OF THE COMMON STOCK AND DISTRIBUTIONS.......          33
CAPITALIZATION..........................................          35
SELECTED PRO FORMA AND HISTORICAL FINANCIAL AND
    PORTFOLIO INFORMATION...............................          36
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS...................          39
  Overview..............................................          39
  Results of Operations.................................          39
  Liquidity and Capital Resources.......................          42
  Inflation; Economic Conditions........................          45
MANAGEMENT..............................................          46
  Directors and Executive Officers......................          46
  Board of Directors and Committees.....................          48
  Compensation of Directors.............................          48
  Compensation of Officers..............................          49
  Employment Agreements.................................          51
  Additional Information................................          54
  Limitation of Liability and Indemnification...........          54
POLICIES WITH RESPECT TO CERTAIN ACTIVITIES.............          55
  Investment Policies...................................          55
  Financing Policies....................................          56
  Conflicts of Interest Policies........................          57
  Development Policies..................................          57
  Policies with Respect to Other Activities.............          57
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..........          59
  Partnership Agreement; Exchange Rights................          59
  Certain Properties Not Transferred to the Company.....          59
  Management Company....................................          59
  Other.................................................          59
PRINCIPAL STOCKHOLDERS..................................          60
DESCRIPTION OF CAPITAL STOCK............................          61
  General...............................................          61
  Common Stock..........................................          61
  Convertible Preferred Stock...........................          62
  Power to Issue Additional Shares of Common Stock and
  Preferred Stock.......................................          64
  Restrictions on Ownership, Transfer and Conversion              64
  Registration Rights Agreements........................          67
  NYSE Listing..........................................          67
SHARES AVAILABLE FOR FUTURE SALE........................          67
CERTAIN PROVISIONS OF MARYLAND LAW AND THE COMPANY'S
CHARTER AND BYLAWS......................................          68
  Classification of the Board of Directors..............          68
  Removal of Directors..................................          69
  Business Combinations.................................          69
  Control Share Acquisitions............................          69
  Amendment to the Charter..............................          70
  Dissolution of the Company............................          70
  Advance Notice of Director Nominations and New
    Business............................................          70
FEDERAL INCOME TAX CONSIDERATIONS.......................          71
  Taxation of the Company...............................          71
  Failure to Qualify....................................          77
  Taxation of Taxable U.S. Stockholders.................          77
  Backup Withholding....................................          78
  Taxation of Tax-Exempt Stockholders...................          78
  Taxation of Non-U.S. Stockholders.....................          79
  Tax Aspects of the Operating Partnership..............          81
  Other Tax Consequences................................          84
UNDERWRITING............................................          85
EXPERTS.................................................          86
LEGAL MATTERS...........................................          86
ADDITIONAL INFORMATION..................................          86
GLOSSARY OF TERMS.......................................          87
INDEX TO FINANCIAL STATEMENTS...........................         F-1

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Although the Company, the Operating Partnership and the Management Company (as such terms are defined below) are separate entities, each of which is managed in accordance with its governing documents, for ease of reference the term 'Company' as used herein shall refer to the businesses and properties of the Company, the Operating Partnership and the Management Company (and their predecessors), unless the context indicates otherwise. Except as otherwise specified, all information presented in this Prospectus assumes no exercise of the Underwriters' over-allotment option and assumes consummation of the acquisition of the New Retail Properties. Capitalized terms used herein without definition shall have the meanings set forth in the Glossary.

                                 THE COMPANY

     First Washington Realty Trust, Inc. (the 'Company') is a fully integrated, self-administered and self-managed real estate company that operates as a REIT with expertise in the acquisition, management, renovation and development of principally supermarket-anchored neighborhood shopping centers. As of September 30, 1996, the Company owned a portfolio of 33 retail properties (the 'Existing Retail Properties'). The Company expects to complete the acquisition of six additional retail properties promptly following the closing of the Offering (the 'New Retail Properties,' and together with the Existing Retail Properties, the 'Retail Properties'). The Retail Properties contain a total of approximately 3.9 million square feet of gross leasable area ('GLA') in the Mid-Atlantic region. The Company also owns two multifamily properties in the Mid-Atlantic region (the 'Multifamily Properties') (the Retail Properties and the Multifamily Properties are collectively referred to as the 'Properties').


     The Company's business strategy is highly focused with respect to property type and location. The Company concentrates its efforts on supermarket-anchored neighborhood shopping centers. The Company generally seeks to own properties located in densely populated areas, that have high visibility, open-air designs and ease of entry and exit, and that may be readily adaptable over time to expansion, renovation and redevelopment.

     The Retail Properties are strategically located neighborhood shopping centers, principally anchored by well-known tenants such as Shoppers Food Warehouse, Weis Markets, Rite Aid, A&P Superfresh, Giant Food, CVS/Pharmacy, Safeway, Winn Dixie and Acme Markets. As of September 30, 1996, national and regional tenants accounted for approximately 73% of leased GLA and approximately 60% of annualized minimum rents for the Retail Properties. The anchor tenants at the Retail Properties typically offer daily necessity items. Management believes that anchor tenants offering daily necessity items help to generate regular consumer traffic and to provide economic stability.


     Since December 31, 1991, the occupancy rate for the Existing Retail Properties (during the respective periods each such property was owned by the Company) has averaged approximately 95%. Average effective net rents (as measured by base rent divided by square feet leased, excluding vacant space) increased from $8.89 per square foot as of December 31, 1991 to $10.54 as of September 30, 1996.


     The Company manages and leases all of the Existing Retail Properties and will manage and lease the New Retail Properties. In addition, the Company provides management, leasing and related services for third parties. As of September 30, 1996, the Company provided management, leasing and related services to third-party clients for 33 shopping centers containing approximately
3.5 million square feet of GLA throughout the Mid-Atlantic region.

                                 RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. See 'Risk Factors' for certain factors relevant to an investment in the Common Stock, including:

o Risks associated with borrowing, including: (i) the uncertainty associated with the ability of the Company to refinance mortgage indebtedness of approximately $97.0 million at maturity dates ranging from 1997 to 2001 and $25.0 million of Exchangeable Debentures due 1999, (ii) that indebtedness might be refinanced on less favorable terms, (iii) that there is a lack of limitations on the amount of indebtedness that the Company may incur, (iv) that interest rates might increase on variable rate or refinanced indebtedness and (v) that the Company's leverage may limit its ability to grow through additional debt financing.

o Limitations on the level of distributions payable on the Common Stock due to the right of the Convertible Preferred Stock to participate in quarterly distributions on the Common Stock to the extent that such per share distributions exceed $0.4875 per quarter.


o That: (i) 100% of the distributions on the Common Stock for fiscal year 1995 represented a return of capital for federal income tax purposes and
     (ii) based on the level of distributions on the Common Stock that represented a return of capital in 1995, the Company would not have been required to make any distributions on the Common Stock in 1995 to satisfy its obligation under federal income tax law to distribute annually at least 95% of its REIT taxable income.


o General real estate investment and financing risks, such as the effect of local economic and other conditions on property values, the ability of the Properties to generate income sufficient to meet operating expenses, risks associated with the renovation and acquisition of properties and the potential liability of the Company for unknown or future environmental liabilities on its past, present or future properties.

o Risks associated with the Company's third-party management business, which is conducted by the Management Company (as defined), including the inability of the Company to control the Management Company, which could result in decisions which do not fully reflect the Company's interest, and the risk that most management contracts are generally cancelable by the Company's third-party clients upon 30 days' notice.

o    Possible conflicts of interest in connection with the Company's operations.

o Limitations on the stockholders' ability to change control of the Company, due to restrictions on actual or constructive ownership of more than 9.8% of the Company's outstanding shares of stock or any class thereof, a staggered Board of Directors, and a supermajority vote requirement involving the merger or sale of all or substantially all of the assets of the Company, any of which may discourage a change in control and limit the opportunity for stockholders to receive a premium over then-current market prices for their shares of stock.

o Taxation of the Company as a regular corporation if it fails to qualify as a REIT, treatment of the Operating Partnership (or any subsidiary partnership of the Operating Partnership) as an association taxable as a corporation if any such partnership fails to qualify as a partnership (and the resulting failure of the Company to qualify as a REIT), and the resulting decrease in funds available for distribution.

                             RECENT DEVELOPMENTS

     New Retail Properties. The following table sets forth certain information with respect to the New Retail Properties:

                                                                       Purchase         GLA
Name                                        Location                    Price        (sq. ft.)
----                                        --------                    -----        ---------
City Line Shopping Center(1)...........  Philadelphia, PA            $13,150,000       153,899
Four Mile Fork Shopping Center.........  Fredericksburg, VA            5,700,000       101,262
Kings Park Shopping Center.............  Burke, VA                     5,700,000        76,212
Newtown Square Shopping Center.........  Newtown Square, PA           11,700,000       137,569
Northway Shopping Center...............  Millersville, MD              9,000,000        91,276
Shoppes of Graylyn.....................  Wilmington, DE                7,200,000        65,746
                                                                     -----------       -------
    Total..............................                              $52,450,000(2)    625,964
                                                                     ===========       =======
----------

(1) The Company will own an 89% interest in this property. The seller of City Line Shopping Center will retain an 11% interest which it is obligated to transfer to the Company and which the Company is obligated to acquire approximately three years after the initial closing in exchange for Common Units. In addition, the Company is obligated to issue to the seller additional Common Units with a value of up to $750,000 if certain portions of this property are re-leased within three years after closing at rental rates higher than rates as of the closing of the acquisition of the property.

(2) This amount includes assumption of $21.1 million of mortgage indebtedness and the issuance of 300,000 Common Units with a market value as of the date of each acquisition of approximately $6.2 million.


    Recent Acquisitions. The following table sets forth certain information with respect to the eight Retail Properties acquired since July 1995:

                                                                       Purchase         GLA
Name                                        Location                    Price        (sq. ft.)
----                                        --------                    -----        ---------
Centre Ridge Marketplace...............  Centreville, VA            $  9,449,000        69,854
Clopper's Mill Village.................  Germantown, MD               19,833,000       137,952
15th & Allen Shopping Center...........  Allentown, PA                 4,242,000        46,503
Firstfield Shopping Center.............  Gaithersburg, MD              3,600,000        22,504
Kenhorst Plaza Shopping Center.........  Reading, PA                  11,000,000       138,034
Southside Marketplace..................  Baltimore, MD                10,998,000       125,146
Stefko Boulevard Shopping Center.......  Bethlehem, PA                 5,618,000       135,864
Takoma Park Shopping Center............  Takoma Park, MD               4,605,000       103,581
                                                                    ------------     ---------
    Total..............................                             $ 69,345,000(1)    779,438
                                                                    ============     =========
----------

(1) This amount includes assumptions of $8.1 million of mortgage indebtedness, a seller note of $2.5 million and the issuance of: (i) approximately 36,189 shares of Convertible Preferred Stock with a market value of approximately $0.8 million; (ii) approximately 69,000 Preferred Units with a market value of approximately $1.7 million and (iii) approximately 304,000 Common Units with a market value of approximately $5.7 million.

    Renovations and Expansions. As part of its operating strategy, the Company regularly renovates and expands its Retail Properties. The Company seeks expansion and renovation opportunities that enhance operating results through favorable internal rates of return on invested capital. The following table sets forth information with respect to the Company's recent and ongoing renovations and expansions:

                                                                        ESTIMATED
                                                                        COMPLETION          ESTIMATED       ADDITIONAL
NAME                                       DESCRIPTION                     DATE               COST          SQUARE FEET
----                                       -----------                  ----------          ---------       -----------
Fox Mill Shopping Center............  Expansion--Giant Food         Fourth Quarter 1996        --   (1)         10,560
Glen Lea Shopping Center............  Facade renovations            Fourth Quarter 1996    $ 186,000(2)           --
Laburnum Square Shopping Center.....  Facade renovations            Fourth Quarter 1996      189,600(2)           --
Takoma Park Shopping Center.........  Expansion--Shoppers Food
                                        Warehouse                    First Quarter 1997        --   (1)         22,000
Takoma Park Shopping Center.........  Facade renovations             First Quarter 1997      800,000(3)           --
First State Plaza...................  Expansion--Shop Rite
                                        Supermarket                  First Quarter 1997        --   (1)          2,075
Centre Ridge Marketplace............  Expansion--Sears Paint and
                                        Hardware and small shop
                                        space                       Second Quarter 1997    1,500,000(3)         30,600
Firstfield Shopping Center..........  Facade renovations            Second Quarter 1997      109,000(2)           --
Kenhorst Plaza Shopping Center......  Expansion--Sears Paint and
                                        Hardware                    Second Quarter 1997    1,250,000(3)         21,000
Valley Centre Shopping Center.......  Expansion--T.J. Maxx          Second Quarter 1997      625,000            10,000
Kenhorst Plaza Shopping Center......  Expansion--Redner's
                                        Supermarket                  Third Quarter 1997        --   (1)          8,000
Laburnum Park Shopping Center.......  Expansion--Ukrops
                                        Supermarket                  Third Quarter 1997        --   (1)         10,000
----------

    (1) Paid by tenant.

    (2) Funded either through draws on the Company's Lines of Credit or by working capital.

    (3) Funded through specific construction loans secured by the property.


    New York Stock Exchange Listing. The Common Stock commenced trading on the New York Stock Exchange on August 13, 1996. From June 27, 1995 until such time, the Common Stock was traded on the Nasdaq National Market.

                                  PROPERTIES


     Retail Properties. The Retail Properties are primarily supermarket-anchored neighborhood shopping centers containing a total of approximately 3.9 million square feet of GLA occupied by approximately 794 tenants. Neighborhood shopping centers are typically open-air centers ranging in size from 50,000 to 150,000 square feet of GLA and anchored by supermarkets and/or drug stores. The Retail Properties average approximately 100,000 square feet of GLA. The Company's portfolio is comprised of a diversified tenant base, with no single tenant representing more than 2.7% of the Company's annualized minimum rent. All of the Existing Retail Properties are managed by the Company, and all of the New Retail Properties will be managed by the Company upon acquisition. As of September 30, 1996, 60.0% of the Retail Properties' annualized minimum rents were derived from lease payments by national and regional tenants. As of September 30, 1996, the Retail Properties were 95.6% leased.

     The chart below shows certain additional information with respect to the Retail Properties as of September 30, 1996:


                                                                                                                       PERCENTAGE
                                                                                                                        OF TOTAL
                                       NUMBER OF           GLA        PERCENTAGE OF                    ANNUALIZED      ANNUALIZED
                                      PROPERTIES        (SQ. FT.)       TOTAL GLA       OCCUPANCY     MINIMUM RENT    MINIMUM RENT
                                      ----------        ---------     -------------     ---------     ------------    ------------
EXISTING RETAIL
  PROPERTIES
Maryland......................             12          1,480,339          37.9%           95.7%       $15,094,620         40.4%
Virginia......................             11            919,625          23.5            95.3          8,316,491         22.2
Pennsylvania..................              5            460,164          11.8            96.3          4,186,571         11.2
District of Columbia..........              2             25,052           0.6           100.0            575,809          1.5
South Carolina................              1             88,557           2.3           100.0            584,638          1.6
North Carolina................              1            148,205           3.8            98.9          1,289,204          3.4
Delaware......................              1            162,404           4.2           100.0          1,605,604          4.3
                                           --          ---------         -----           -----        -----------         ----
     Subtotal.................             33          3,284,346          84.1%           96.1%       $31,652,937         84.6%
                                           --          ---------         -----           -----        -----------         ----
NEW RETAIL PROPERTIES
Maryland......................              1             91,276           2.3%           97.8%       $   993,604          2.7%
Virginia......................              2            177,474           4.5            95.5          1,254,374          3.4
Pennsylvania..................              2            291,468           7.4            91.1          2,828,395          7.5
Delaware......................              1             65,746           1.7            86.2            673,698          1.8
                                           --          ---------         -----           -----        -----------         ----
     Subtotal.................              6            625,964          15.9%           92.8%       $ 5,750,071         15.4%
                                           --          ---------         -----           -----        -----------         ----
       Total..................             39          3,910,310         100.0%           95.6%       $37,403,008        100.0%
                                           ==          =========         =====           =====        ===========        =====


     Multifamily Properties. The two Multifamily Properties, comprising 401 units, are located in Charleston, South Carolina, in close proximity to one of the Retail Properties. The Multifamily Properties comprise a relatively small portion of the Company's revenues (4.0% as of September 30, 1996) and the Company anticipates that its principal strategic focus will continue to be the acquisition of additional supermarket-anchored neighborhood shopping centers.

                                 THE OFFERING

Common Stock offered hereby ................ 1,500,000 shares
Common Stock to be  outstanding  after the
  Offering(1)............................... 4,791,245  shares
Use of proceeds ............................ The net proceeds will be used to acquire the New Retail Properties,
                                             to expand certain  Properties,  to
                                             repay existing  indebtedness,   and
                                             for general working capital.
NYSE symbol................................. FRW

----------
(1) Does not reflect 5,921,497 shares of Common Stock issuable upon exchange or conversion of Common Units, including Common Units issued or to be issued in connection with the acquisition of the New Retail Properties, Convertible Preferred Stock, Exchangeable Preferred Units, Exchangeable Debentures and exchange of the FS Note, or 594,874 shares of Common Stock reserved for issuance under the Company's 1994 Stock Incentive Plan, 1994 Contingent Stock Awards, 1996 Restricted Stock Plan and 1996 Contingent Stock Awards. See 'Shares Available for Future Sale.'

                 SUMMARY PRO FORMA AND HISTORICAL INFORMATION

     The following tables set forth pro forma summary consolidated financial information for the Company and historical summary financial information for the Company and its predecessor, the FWM Group (as defined below). The unaudited pro forma information for the year ended December 31, 1995 is presented as if: (i) the June 1995 Offering had occurred and the proceeds therefrom had been used, as of January 1, 1995, to purchase the Retail Properties acquired in connection with the June 1995 Offering; and (ii) the Offering had occurred and the net proceeds therefrom had been used, as of January 1, 1995, as described in 'Use of Proceeds,' and the 1996 Acquisitions had occurred as of January 1, 1995. The unaudited pro forma information for the nine months ended September 30, 1996 is presented as if the Offering had occurred and the net proceeds therefrom had been used, as of January 1, 1996, as described in 'Use of Proceeds,' and the 1996 Acquisitions had occurred as of January 1, 1996. The 'FWM Group' consists of the combined financial statements for the periods presented of: (i) the FWM Properties and (ii) the third party management, leasing, and related service business of FWM. The following summary financial information should be read in conjunction with the discussion set forth in 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' and all of the financial statements and notes thereto included elsewhere in this Prospectus.

                                                      YEAR ENDED DECEMBER 31,                NINE MONTHS ENDED SEPTEMBER 30,
                                              ------------------------------------------  -------------------------------------
                                                                              PRO FORMA                              PRO FORMA
                                              1993       1994       1995        1995         1995         1996         1996
                                              ----       ----       ----        ----         ----         ----         ----
                                                                             (UNAUDITED)  (UNAUDITED)  (UNAUDITED)  (UNAUDITED)

                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

FINANCIAL INFORMATION:
Total revenues............................  $  17,192  $  20,199  $  29,580   $  45,204    $  20,792    $  30,113    $  36,963
                                            ---------  ---------  ---------   ---------    ---------    ---------    ---------
Total expenses............................     18,432     21,535     27,098      39,417       19,433       26,779       32,312
                                            ---------  ---------  ---------   ---------    ---------    ---------    ---------
Income (loss) before income from
 Management Company, extraordinary item
 and minority interest....................     (1,240)    (1,336)     2,482       5,787        1,359        3,334        4,651
Income from Management Company(1).........         --        500        449         449          361           97           97
                                            ---------  ---------  ---------   ---------    ---------    ---------    ---------
Income (loss) before distributions to
 preferred stockholders, extraordinary
 item and minority interest...............     (1,240)      (836)     2,931       6,236        1,720        3,431        4,748
Extraordinary item........................      2,665      2,251         --          --           --           --           --
                                            ---------  ---------  ---------   ---------    ---------    ---------    ---------
Income before minority interest and
 distributions to preferred
 stockholders.............................      1,425      1,415      2,931       6,236        1,720        3,431        4,748
(Income) loss allocated to minority
 interest.................................         --     (1,101)      (602)       (977)         (87)        (486)        (746)
Distributions to preferred stockholders...         --     (1,811)    (5,117)     (5,641)      (3,728)      (4,231)      (4,231)
                                            ---------  ---------  ---------   ---------    ---------    ---------    ---------
Income (loss) allocated to common
 stockholders.............................  $   1,425  $  (1,497) $  (2,788)  $    (382)   $  (2,095)   $  (1,286)   $    (229)
                                            =========  =========  =========   =========    =========    =========    =========
     Net income (loss) per Common
       Share(2)...........................             $   (0.95) $   (1.19)  $   (0.08)   $   (1.01)   $   (0.40)   $   (0.05)
                                                       =========  =========   =========    =========    =========    =========
Shares of Common Stock, in thousands......                 1,574      2,351       4,701        2,081        3,227        4,727
                                                       =========  =========   =========    =========    =========    =========

                                                                   DECEMBER 31,                     SEPTEMBER 30,
                                                         ------------------------------------  -------------------------
                                                                                                                PRO FORMA
                                                           1993        1994        1995          1996           1996
                                                           ----        ----        ----          ----           ----
                                                                                            (UNAUDITED)   (UNAUDITED)

                                                              (DOLLARS IN THOUSANDS EXCEPT RETAIL PROPERTY INFORMATION)
BALANCE SHEET INFORMATION:
  Rental properties, gross.............................. $  87,749  $  175,213  $  228,092    $  285,774    $  341,478
  Total assets..........................................    81,056     172,487     227,405       274,969       333,677
  Mortgage and other notes payable......................    92,382      89,858     116,182       162,346       186,976
  Exchangeable Debentures...............................        --      25,000      25,000        25,000        25,000
  Total liabilities.....................................    96,216     117,925     145,241       192,561       217,191
  Minority interest(3)..................................        --       8,580      11,088        12,573        18,948
  Stockholders' equity (deficit)........................   (15,160)     45,982      71,076        69,835        97,538

RETAIL PROPERTY
  INFORMATION:
  Retail Occupancy......................................     95.4%       94.4%       96.0%         96.1%         95.6%
  Number of Retail Properties...........................        14          20          27            33            39
  Retail Properties GLA (thousands of sq. ft.)..........     1,186       2,014       2,646         3,284         3,910
  Average rent(4):
    Retail Properties (per sq. ft.)..................... $    9.16  $    10.08  $    10.28    $    10.54     $   10.43

OTHER DATA:(5)
  Funds From Operations(6)..............................        --          --  $   10,539    $   10,264     $  12,873
  Cash flow from operating activities................... $     831  $    3,164      10,003         9,466
  Cash flow (used in) investing activities..............      (450)    (56,236)    (29,884)      (42,260)
  Cash flow provided by (used in) financing activities..      (529)     53,615      26,574        26,858
----------

(1) Subsequent to June 27, 1994, activity of the Management Company is being reflected using the equity method of accounting.

(2) Because the Company's income is based on its percentage interest in the Operating Partnership's income, the net loss per share would be unchanged for the periods presented even if Common Units were exchanged for Common Stock of the Company.

(3) Reflects the Exchangeable Preferred Units and Common Units of the Operating Partnership not owned by the Company.

(4) Represents base rent divided by square feet leased, for the annualized 12-month period.

(5) For the year or nine months ending as of the date indicated

(6) The Company considers Funds From Operations to be an appropriate measure of the performance of an equity REIT. On March 3, 1995, NAREIT adopted the NAREIT White Paper on Funds From Operations (the 'NAREIT White Paper') which provided additional guidance on the calculation of Funds From Operations. Funds From Operations is defined by NAREIT as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect Funds From Operations on the same basis. Funds From Operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity or of ability to make distributions.


     Information contained in this Prospectus contains Forward-looking Statements relating to, without limitation, future economic performance, plans and objectives of management for future operations and projections of revenue and other financial items, which can be identified by the use of forward-looking terminology such as may, will, should, expect, anticipate, estimate or continue or the negative thereof or other variations thereon or comparable terminology. The cautionary statements set forth under the caption Risk Factors and elsewhere in the Prospectus identify important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

                                 RISK FACTORS

     In addition to other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

RISKS ASSOCIATED WITH INDEBTEDNESS


     Leverage. As of September 30, 1996, the Company had outstanding approximately $162.3 million of long-term mortgage indebtedness and $25.0 million of Exchangeable Debentures. Upon completion of the Offering and use of the proceeds contemplated thereby, and upon consummation of the acquisition of the New Retail Properties, the ratio of the Company's debt (including the Exchangeable Debentures) to total market capitalization will be approximately 51.5%, and the ratio of the Company's debt (excluding the Exchangeable Debentures) to total market capitalization will be approximately 45.2%.



     Near Term Maturity of Indebtedness. The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on the Properties (which in most cases will not have been fully amortized at maturity) will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness. A large portion of the Company's mortgage indebtedness will become due by 1999, requiring payments of, $3.2 million in 1997, $13.6 million in 1998 and $86.2 million (including $25.0 million of Exchangeable Debentures) in 1999. From 1997 through 2020, the Company will have to refinance an aggregate of approximately $212.9 million.


     Because the Company anticipates that only a small portion of the principal of the Company's mortgage indebtedness will be repaid prior to maturity and does not plan to retain cash sufficient to repay such indebtedness at maturity, it will be necessary for the Company to refinance debt through additional debt financing or equity offerings. If the Company is unable to refinance this indebtedness on acceptable terms, the Company may be forced to dispose of properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect cash available for distributions to stockholders. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancings, the Company's interest expense would increase, which would adversely affect the Company's ability to pay expected distributions to stockholders. Further, if a property or properties are mortgaged to collateralize payment of indebtedness and the Company is unable to meet mortgage payments, the property or properties could be foreclosed upon by or otherwise transferred to the mortgagee with a consequent loss of income and asset value to the Company. Even with respect to nonrecourse indebtedness, the lender may have the right to recover deficiencies from the Company in certain circumstances, including environmental liabilities. See 'Properties--Indebtedness.'


     Risk of Rising Interest Rates. Of the Company's mortgage indebtedness (including indebtedness to be incurred in connection with the acquisition of the New Retail Properties, but excluding the Exchangeable Debentures), $22.7 million (10.6%) is variable rate indebtedness. Future indebtedness may bear interest at a variable rate. Accordingly, increases in prevailing interest rates could increase the Company's interest expense, which would adversely affect the Company's cash available for distribution and its ability to pay expected distributions to stockholders. A one-half of one percent increase in interest rates would increase the Company's interest expense by $0.1 million ($0.01 per share) (assuming the exchange of all Common Units and Exchangeable Preferred Units and the conversion of all Convertible Preferred Stock into Common Stock) in 1997.



     No Limitation on Debt. The Company currently has a policy of maintaining a ratio of debt (excluding the Exchangeable Debentures) to total market capitalization of 50% or less, but the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Directors could alter or eliminate this policy. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company.

     Cross-Collateralization. A total of 15 Properties are cross-collateralized with one or more other Properties. A default in a single loan which is cross-collateralized by other properties may result in the foreclosure on all of such properties by the mortgagee with a consequent loss of income and asset value to the Company. See 'Properties--Indebtedness.'

HISTORICAL OPERATING LOSSES AND NET DEFICIT

     The Company historically has experienced losses allocated to common stockholders (as measured by generally accepted accounting principles) before extraordinary items. These net losses reflect substantial non-cash charges such as depreciation and amortization and the effect of distributions to holders of the Convertible Preferred Stock. There can be no assurance that the Company will operate profitably in the future. If some or all of the Properties continue to operate at a loss, the Company's ability to make distributions to its stockholders could be adversely affected. See '--Risks Associated With Indebtedness' and '--General Real Estate Investment Risks; Adverse Impact on Ability to Make Distributions.'

LIMITATION ON THE LEVEL OF DISTRIBUTIONS PAYABLE TO COMMON STOCK;
SUBORDINATION OF DISTRIBUTIONS WITH RESPECT TO COMMON STOCK

     The Company's charter provides that when distributions are declared by the Board of Directors, each share of Convertible Preferred Stock is entitled to receive distributions equal to $0.6094 per quarter, plus a participating distribution equal to the amount, if any, of distributions in excess of $0.4875 per quarter payable to the Common Stock with respect to the number of shares of Common Stock into which the Convertible Preferred Stock is then convertible. See 'Description of Capital Stock--Convertible Preferred Stock--Distributions.' The payment of distributions with respect to the Convertible Preferred Stock reduces the income allocable to the holders of Common Stock and therefore causes a decrease in such common stockholders' equity. The fact that the Convertible Preferred Stock is entitled to receive participating distributions also limits the level of distributions that the Company can pay on the outstanding shares of Common Stock.

DISTRIBUTIONS REPRESENTING RETURN OF CAPITAL

     Approximately 22% and 100% (or $.54 per share and $1.95 per share) of the distributions made through December 31, 1995 on the Convertible Preferred Stock and the Common Stock, respectively, represented a return of capital for federal income tax purposes. Based on the level of distributions on the Common Stock constituting a return of capital, the Company would not have been required to make any distributions on the Common Stock in 1995 to satisfy its obligation under federal income tax law to distribute annually at least 95% of its REIT taxable income. The major difference between the Company's net income and cash flow is the allowance for depreciation. By making distributions out of cash flow instead of net income, the Company is not taking into account the allowance for depreciation, a non-cash item. There is a risk that because the Company is distributing a return of capital that there will be insufficient funds in the future to pay for major repairs or replacements to the Properties.

LIMITED GEOGRAPHIC DIVERSIFICATION; DEPENDENCE ON THE MID-ATLANTIC REGION

     The Properties consist exclusively of retail and multifamily properties located in the Mid-Atlantic region. Approximately 59% of the Retail Properties (based on GLA) are located in the Washington-Baltimore corridor. The Company's performance may therefore be linked to economic conditions and the market for neighborhood shopping centers in this region. A decline in the economy in this market may adversely affect the ability of the Company to make distributions to stockholders.

EFFECT OF EXCHANGE OF EXCHANGEABLE INDEBTEDNESS

     As part of the Company's formation, the Operating Partnership issued $25.0 million of Exchangeable Debentures, which are exchangeable for 1,000,000 shares of Convertible Preferred Stock. If the Exchangeable Debentures, which bear interest at the rate of 8.25% per annum, are exchanged for Convertible Preferred Stock, the annual amount of preferential distribution payments that the Company will be required to make on the Convertible Preferred Stock (net of reductions in interest payments) would be increased by approximately $0.4 million. Such increase in distributions on the Convertible Preferred Stock would reduce the annual cash available for distribution payable on outstanding shares of Common Stock by $0.09 per share.

ENVIRONMENTAL MATTERS

     General. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with contamination. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company, the Operating Partnership or the Management Company, as the case may be, may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property. For a more complete discussion of environmental regulation affecting the Properties, see 'Properties--Environmental Matters.' All of the Properties (including the New Retail Properties) have been subject to a Phase I or similar environmental audit (which involves general inspections without soil sampling or groundwater analysis) completed by independent environmental consultants. These environmental audits revealed the following potential environmental liabilities:

     Penn Station Shopping Center. Contamination caused by dry cleaning solvents has been detected in ground water below the Penn Station Shopping Center. The source of the contamination has not been determined. Potential sources include a dry cleaner tenant at the Penn Station Shopping Center and a dry cleaner located in an adjacent property. Sampling conducted at the site indicates that the contamination is limited and is unlikely to have any effect on human health.

     Fox Mill Shopping Center. Petroleum has been detected in the soil of a parcel adjacent to Fox Mill Shopping Center on property occupied by Exxon Corporation ('Exxon') for use as a gas station (the 'Exxon Station'). Exxon has taken steps to remediate the petroleum in and around the Exxon Station, which is located downgradient from the Fox Mill Shopping Center. Exxon has agreed to take full responsibility for the remediation of such petroleum. In addition, a dry cleaning solvent has been detected in the groundwater below the Fox Mill
Shopping Center. A groundwater pump and treatment system, approved by the Virginia Water Control Board, was installed in July 1992, and was operating until recently when the Water Control Board ordered semi-annual sampling to determine if further remediation is necessary. The previous owner of the Fox Mill Shopping Center has agreed to fully remediate the groundwater contamination. See 'Properties--Environmental Matters.'


     Four Mile Fork Shopping Center. A drycleaning solvent has been detected in the soil below the Four Mile Fork Shopping Center. The Company intends to conduct additional testing to determine the extent of contamination and the appropriate remediation measures, if any. In any event, the Company does not intend to close the acquisition of Four Mile Fork Shopping Center without a closure letter from the responsible regulatory authority or adequate indemnification from the seller of the center.

     The Management believes that environmental studies have not revealed significant environmental liabilities that would have a material adverse effect on the Company's business, results of operations and liquidity, however, no assurances can be given that existing environmental studies with respect to any of Properties reveal all environmental liabilities, that any prior owner of a Property did not create any material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist (or may exist in the future) as to any one or more Properties. If such a material environmental condition does in fact exist (or exists in the future), it could have a significant adverse impact upon the Company's financial condition, results of operations and liquidity.

RISKS OF THIRD-PARTY MANAGEMENT, LEASING AND RELATED SERVICE BUSINESS

     Possible Termination of Management Contracts. The Company intends to pursue actively the management, including contracts to lease space, of properties owned by third parties. Risks associated with the management of properties owned by third parties include: (i) the risk that the management and leasing contracts (which are generally cancelable upon 30 days' notice or upon certain events, including sale of the property) will be terminated by the property owner or will be lost in connection with a sale of such property, (ii) that contracts may not be renewed upon expiration or may not be renewed on terms consistent with current terms and (iii) that the rental revenues upon which management fees are based will decline as a result of general real estate market conditions or specific market factors affecting properties managed by the Company, resulting in decreased management fee income. See 'The Company--Property Management, Leasing and Related Service Business.'

     Possible Adverse Consequences of Lack of Control Over the Business of the Management Company. Certain members of management, as holders of 100% of the voting common stock of the Management Company, have the ability to elect the board of directors of the Management Company. The Company is not able to elect directors of the Management Company and, consequently, the Company has no ability to influence the decisions of such entity. As a result, the board of directors and management of the Management Company may implement business policies or decisions that would not have been implemented by persons controlled by the Company and that are adverse to the interests of the Company or that lead to adverse financial results, which would adversely affect the Company's ability to pay expected distributions to stockholders. The voting common stock of the Management Company is subject to an assignable right of first refusal held by Stuart D. Halpert and William J. Wolfe.

     Possible Adverse Consequences of REIT Status on the Business of the Management Company. Certain requirements for REIT qualification may limit the Company's ability to increase third-party management, leasing and related services offered by the Management Company without jeopardizing the Company's qualification as a REIT. See '--Adverse Consequences of Failure to Qualify as a REIT.'

CONFLICTS OF INTEREST

     Policies with Respect to Conflicts of Interests. Although the Company has adopted certain policies designed to eliminate or minimize conflicts of interest, there can be no assurance that these policies will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders. See 'Policies with Respect to Certain Activities--Conflicts of Interest Policies.'

     Tax Consequences Upon Sale of Properties. Prior to the exchange of Common Units for shares of Common Stock, certain members of management will have tax consequences different from those of the Company and its stockholders upon the possible future sale or refinancing of any of the FWM Properties or the repayment of certain debt collateralized by the FWM Properties and, therefore, such persons and the Company may have different objectives regarding the pricing and timing of any sale of FWM Properties. Consequently, such persons may influence the Company not to sell or refinance

FWM Properties (or repay debt collateralized by such properties) even though such sale or refinancing might otherwise be financially advantageous to the Company. There can be no assurance that policies adopted by the Board to minimize the impact of this conflict will be successful in eliminating the influence of such conflicts. If these policies are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders. See 'Federal Income Tax Considerations--Tax Aspects of the Operating Partnership--Tax Allocations with Respect to the Properties.'

     Conflict of Interest with Respect to Mid-Atlantic Centers Limited Partnership. Certain members of management are the sole owners of FW Corporation, the sole general partner of FW Realty Limited Partnership, a general partner of Mid-Atlantic Centers Limited Partnership (the 'MAC Partnership'), which owns nine shopping centers currently managed by the Company (the 'MAC Properties'). Such persons may have different objectives than the Company regarding the determination of the management fee charged with respect to the MAC Properties, or regarding any other transaction between the Company and the MAC Partnership.

CHANGES IN INVESTMENT AND FINANCING POLICIES WITHOUT STOCKHOLDER APPROVAL

     The investment and financing policies of the Company, and its policies with respect to certain other activities, including its growth, debt, capitalization, distributions, REIT status and operating policies, are determined by the Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised from time to time at the discretion of the Board of Directors without notice to or a vote of the stockholders of the Company. See 'Policies with Respect to Certain Activities.' Accordingly, stockholders may not have control over changes in policies of the Company and changes in the Company's policies may not fully serve the interests of all stockholders. A change in these policies could adversely affect the Company's distributions, financial condition, results of operations or the market price of shares of Common Stock.

INFLUENCE OF EXECUTIVE OFFICERS

     As of September 30, 1996, and after giving effect to the Offering, the Company's officers as a group beneficially owned approximately 11.0% of the total issued and outstanding shares of Common Stock (assuming exchange of Common Units) and 5.0% of the outstanding shares of Common Stock (assuming the exchange and/or conversion of all Common Units, Convertible Preferred Stock, Exchangeable Preferred Units, Exchangeable Debentures, and the FS Note). Such persons have substantial influence on the Company, which influence might not be consistent with the interests of other stockholders, and may in the future have a substantial influence on the outcome of any matters submitted to the Company's stockholders for approval. See 'Principal Stockholders.'

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the efforts of its executive officers, particularly Messrs. Halpert and Wolfe. While the Company believes that it could find replacements for these key personnel, the loss of their services could have an adverse effect on the operations of the Company. Messrs. Halpert and Wolfe have entered into employment and non-compete agreements with the Company. See 'Management--Employment Agreements.'

GENERAL REAL ESTATE INVESTMENT RISKS; ADVERSE IMPACT ON ABILITY TO MAKE DISTRIBUTIONS

     General. Income from real property investments, and the Company's resulting ability to make expected distributions to stockholders, may be adversely affected by the general economic climate (particularly the economic climate of the Mid-Atlantic region, where the Properties are located), the attractiveness of the Properties to tenants, zoning or other regulatory restrictions, competition from other available retail and multifamily properties, the ability of the Company to provide adequate maintenance and insurance, and increased operating costs (including insurance premiums and real estate taxes).

     The economic performance and values of real estate may be affected by changes in the national, regional and local economic climate, local conditions such as an oversupply of space or a reduction in demand for real estate in the area, the attractiveness of the properties to tenants, competition from other available space, changes in market rental rates, the ability of the owner to provide adequate maintenance and insurance, the need to periodically renovate and repair space and the cost thereof and increased operating costs. In addition, real estate values may be affected by such factors as government regulations and changes in real estate, changes in traffic patterns, zoning or tax laws, interest rate levels, availability of financing, and potential liability under environmental and other laws.

     Risks of  Acquisition,  Renovation and  Development  Business.  The Company
intends to continue actively with the acquisition of principally supermarket-anchored neighborhood shopping centers. See 'The Company' and 'Properties.' Acquisition of neighborhood shopping centers entails risks that investments will fail to perform in accordance with expectations. In addition, there are general investments risks associated with any new real estate investment. The Company intends to expand and/or renovate its properties or develop new properties from time to time. See 'The Company--Growth Strategies.' Expansion, renovation and development projects generally require expenditure of capital as well as various government and other approvals, which cannot be assured. While policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, such as initiating construction after securing commitments from anchor tenants, the Company will nevertheless incur certain risks, including expenditures of funds on, and devotion of management's time to, projects which may not be completed. Any of the foregoing could have a material adverse effect on the Company's ability to make anticipated distributions. See 'Price Range of the Common Stock and Distributions.'

     Dependence on Rental Income from Real Property; Tenants Involved in Bankruptcy Proceedings. As a significant amount of the Company's income is derived from rental income from real property, the Company's income and ability to make distributions would be adversely affected if a significant number of the Company's lessees were unable to meet their obligations to the Company or if the Company were unable to lease a significant amount of space in its Properties on economically favorable lease terms. Leases on 2.8% and 8.8% of the GLA in the Retail Properties will be expiring in 1996 and 1997, respectively. In the event of default by a lessee, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. The bankruptcy or insolvency of a major tenant may have an adverse effect on the Properties affected and the income produced by such Properties.

     As  of  September  30,  1996,  six  tenants  were  involved  in  bankruptcy proceedings.  All of these  tenants are  currently  paying rent.  These  tenants represent approximately 1.3% of the total annual minimum rents of the Properties. One tenant, Brendles, Inc., occupies 54,000 square feet at Shoppes of Kildaire Shopping Center. The tenant filed for bankruptcy under Chapter 11. The tenant vacated the premises in August 1996 but is obligated to pay rent through February 1997. There can be no assurance that such tenants will continue to pay rent or that additional tenants will not become bankrupt or insolvent.

     Small Size of Certain Properties. Nine of the Properties are relatively small in size, having less than 50,000 square feet of GLA and are not anchored by a supermarket or drug store tenant. Such properties may be subject to greater variability in consumer traffic.

     Market Illiquidity. Equity real estate investments are relatively illiquid and therefore tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. The Company's Properties primarily are neighborhood shopping centers, and the Company has no present intention of varying the types of real estate in its portfolio. In addition, certain significant expenditures associated with each equity investment (such as mortgage payments, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. Should such events occur, such events would adversely affect the Company's ability to pay expected distributions to stockholders.

     Uninsured Loss. The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to its Properties with policy specifications and insured limits that it believes are customary for similar properties. There are, however, certain types of losses (generally of a catastrophic nature, such as wars or earthquakes) which may be either uninsurable or not economically insurable. Should an uninsured loss occur, the Company could lose both its invested capital in and anticipated profits from the Property, and would continue to be obligated to repay any mortgage indebtedness on the Property.

     Competition. Numerous companies compete with the Company in seeking properties for acquisition and tenants who will lease space in these properties, or provide alternate arrangements for businesses seeking rental space. There can be no assurance that the Company will be able to acquire suitable leased properties and tenants for such properties in the future.

     Investments in Mortgages. Although the Company currently has no plans to invest in mortgages, the Company may invest in mortgages in the future. See 'Policies With Respect to Certain Activities--Investment Policies.' If the Company were to invest in mortgages, it would be subject to the risks of such investment, which include the risk that borrowers may not be able to make debt service payments or pay principal when due, the risk that the value of mortgaged property may be less than the amounts owed, and the risk that interest rates payable on the mortgages may be lower than the Company's costs of funds.

     Costs of Compliance with Americans with Disabilities Act and Similar Laws. Under the Americans with Disabilities Act of 1990 (the 'ADA'), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. Although management believes that the Properties are substantially in compliance with present requirements of the ADA, the Company has not conducted an audit or investigation to determine its compliance. There can be no assurance that the Company will not incur additional costs of complying with the ADA. A number of additional federal, state and local laws exist which also may require modifications to the Properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. The ultimate amount of the cost of compliance with the ADA or such legislation is not currently ascertainable, and, while such costs are not expected to have a material effect on the Company, such costs could be substantial.

OWNERSHIP LIMIT AND LIMITS ON CHANGES IN CONTROL

     Ownership Limit Necessary to Maintain REIT Qualification. For the Company to maintain its qualification as a REIT, not more than 50% in value of the Company's outstanding capital stock may be owned, actually or constructively, under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended (the 'Code') to include certain tax-exempt entities, other than, in general, qualified domestic pension funds) at any time during the last half of any taxable year of the Company other than the first taxable year for which the election to be taxed as a REIT has been made (the 'five or fewer' requirement). The Company's charter contains certain restrictions on the ownership and transfer of the Company's capital stock, described below, which are intended to prevent concentration of stock ownership. These restrictions, however, may not ensure that the Company will be able to satisfy the 'five or fewer' requirement in all cases primarily, though not exclusively, in the case of fluctuations in values among the different classes of the Company's capital stock. If such requirement is not satisfied, the Company's status as a REIT will terminate, and the Company will not be able to prevent such termination.

     If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, and would not be allowed a deduction in computing its taxable income for amounts distributed to its stockholders. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost. Such disqualification would reduce the net earnings of the Company available for investment or distribution to its stockholders due to the additional tax liability of the Company for the years involved. See 'Federal Income Tax Considerations--Failure to Qualify.'

     The Company's charter prohibits ownership, either actually or under the applicable attribution rules of the Code, of more than 9.8% of the outstanding shares of Common Stock or the acquisition of more than 9.8% of the outstanding shares of Convertible Preferred Stock by any holder (the 'Ownership Limit')
subject to certain important exceptions. See 'Description of Capital Stock--Restrictions on Ownership, Transfer and Conversion.' The Company's
charter permits conversion of Convertible Preferred Stock, even if such a conversion would result in an individual holder actually or constructively owning more than 9.8% of the outstanding Common Stock. The Company's charter does not, however, permit any person to acquire or own (actually or constructively) shares of Common Stock or Convertible Preferred Stock, or convert Convertible Preferred Stock into Common Stock, to the extent that such person would own (actually or constructively) shares of Convertible Preferred Stock and Common Stock which, in the aggregate, have a value greater than 9.8% of the value of all of the capital stock of the Company. In addition, the Company's charter does not permit any person to acquire or own (actually or constructively) shares of Common Stock or Convertible Preferred Stock if such ownership would cause the Company to fail to qualify as a REIT.

     The Board of Directors may waive certain of these limitations with respect to a particular stockholder if it is satisfied, based upon the advice of tax counsel, that such ownership in excess of these limitations will not jeopardize the Company's status as a REIT. Any attempted acquisition (actual or constructive) of shares by a person who, as a result of such acquisition, would violate one of these limitations will cause the shares purportedly transferred to be automatically transferred to a trust for the benefit of a charitable beneficiary or, under certain circumstances, the violative transfer will be deemed void ab initio. In addition, violations of the ownership limitations which are the result of certain other events (such as changes in the relative values of different classes of the Company's capital stock) generally will result in an automatic repurchase of the violative shares by the Company. See 'Description of Capital Stock--Restrictions on Ownership, Transfer and Conversion' for additional information regarding the aforementioned limits.

     The limitations on ownership of more than 9.8% of the outstanding shares of Common Stock, Convertible Preferred Stock and capital stock may: (i) discourage a change of control of the Company, (ii) deter tender offers for the capital stock, which offers may be attractive to the Company's stockholders, or (iii) limit the opportunity for stockholders to receive a premium for their capital stock that might otherwise exist if an investor attempted to assemble a block of capital stock in excess of 9.8% of the outstanding shares of Common Stock, Convertible Preferred Stock or capital stock or to effect a change of control of the Company. In addition, in certain circumstances, a holder of Convertible Preferred Stock who is not otherwise in violation of the ownership limits could be prevented from converting such holder's Convertible Preferred Stock into shares of Common Stock.

     Staggered Board. The Board of Directors of the Company has been divided into three classes of directors. The staggered terms for directors may reduce the possibility of a tender offer or an attempt to change control of the Company even if a tender offer or a change in control were in the stockholders' interest.

     Preferred Stock. The Company's charter authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock including the Convertible Preferred Stock and to establish the preferences, rights and other terms (including the right to vote and the right to convert into Common Stock) of any shares issued. See 'Description of Capital Stock--Convertible Preferred Stock.' The ability to issue preferred stock could have the effect of delaying or preventing a tender offer or a change in control of the Company even if a tender offer or a change in control were in the stockholders' interest. No shares of preferred stock other than the Convertible Preferred Stock are currently issued or outstanding.

     Exemptions for Certain Members of Management from the Maryland Business Combination Law. Under the Maryland General Corporation Law, as amended ('MGCL'), certain 'business combinations' (including certain issuances of equity securities) between a Maryland corporation and any person who owns ten percent or more of the voting power of the corporation's shares (an 'Interested Stockholder') or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be approved by two super-majority stockholder votes unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. Pursuant to the statute, the Company has exempted any business combination involving Messrs. Halpert, Wolfe and Zimmerman and other officers of the Company, any of their affiliates or associates or any person acting in concert with any of such persons and, consequently, the five-year prohibition and the super-majority vote requirements described above will not apply to business combinations between any of them and the Company. As a result, Messrs. Halpert, Wolfe and Zimmerman and other persons referred to in the preceding sentence may be able to enter into business combinations with the Company, which may not be in the best interest of the stockholders, without compliance by the Company with the super-majority vote requirements and other provisions of the statute. See 'Certain Provisions of Maryland Law and the Company's Charter and Bylaws--Business Combinations.'

     Maryland Control Share Acquisition Statute. The MGCL provides that 'control shares' of a Maryland corporation acquired in a 'control share acquisition' have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. If voting rights are not approved at a meeting of stockholders then, subject to certain conditions and limitations, the issuer may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. See 'Certain Provisions of Maryland Law and the Company's Charter and Bylaws--Control Share Acquisitions.'

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

     Taxation as a Corporation. The Company believes that it has operated so as to qualify as a REIT under the Code, commencing with its taxable year ended December 31, 1994. Although management of the Company believes that the Company has been organized and has operated and will operate in such a manner, no assurance can be given that the Company has qualified or will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the Company's control may affect the Company's ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of the Company's gross income in any year must be derived from qualifying sources and the Company must make distributions to shareholders aggregating annually at least 95% of its REIT taxable income (excluding capital gains). In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. The Company is relying on the opinion of Latham & Watkins, counsel to the Company, to the effect that the Company has been organized in conformity with the requirements under the Code and that the Company's proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT. See 'Federal Income Tax Considerations.' Such legal opinion is based on various assumptions and factual representations by the Company regarding the Company's ability to meet the various requirements for qualification as a REIT, and no assurance can be given that actual operating results will meet these requirements. Such legal opinion is not binding on the Internal Revenue Service.

     Among the requirements for REIT qualification is that the value of any one issuer's securities held by a REIT may not exceed 5% of the value of the REIT's total assets on certain testing dates. See 'Federal Income Tax Considerations--Taxation of the Company.' The Company believes that the value of the securities of the Management Company held by the Company did not exceed at any time up to and including the date of this Prospectus 5% of the value of the Company's total assets and will not exceed such amount in the future, based on the initial allocation of shares among participants in the Formation Transactions and the Company's opinion regarding the maximum value that could be assigned to the existing and expected future assets and net operating income of the Management Company. In rendering its opinion as to the qualification of the Company as a REIT, Latham & Watkins is relying on the conclusion of the Company regarding the value of the Management Company. If the Company fails to satisfy the 5% requirement or otherwise fails to qualify as a REIT, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates and would not be allowed a deduction in computing its taxable income for amounts distributed to its stockholders. In addition, unless entitled to relief under certain statutory provisions, the Company will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would significantly reduce the cash flow available for distribution to stockholders. See 'Federal Income Tax Considerations--Failure to Qualify.'

     REIT Distribution Requirements and Potential Impact of Borrowings. To obtain the favorable tax treatment associated with REITs qualifying under the Code, the Company generally will be required each year to distribute to its stockholders at least 95% of its net taxable income. In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years.

     Differences in timing between the receipt of income, the payment of expenses and the inclusion of such income and the deduction of such expenses in arriving at taxable income (of the Company or the Operating Partnership), or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments, could require the Company, directly or through the Operating Partnership, to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. In such instances, the Company might need to borrow funds in order to avoid adverse tax consequences even if management believed that then prevailing market conditions were not generally favorable for such borrowings.

     Adverse Consequences of Failure of the Operating Partnership or any of its Subsidiary Partnerships to Qualify as a Partnership. The Company believes that the Operating Partnership and each of its subsidiary partnerships have been organized as partnerships and have qualified and will continue to qualify for treatment as such under the Code. If the Operating Partnership or any of the Lower Tier Partnerships fails to qualify for such treatment under the Code, the Company would cease to qualify as a REIT, and the affected partnership would be subject to federal income tax (including any alternative minimum tax) on its income at corporate rates. See 'Federal Income Tax Considerations--Tax Aspects of the Operating Partnership.'

     Other Tax Liabilities. Even if the Company qualifies as a REIT, it will be subject to certain federal, state and local taxes on its income and property. In addition, the Management Company generally is subject to federal and state income tax at regular corporate rates on its net taxable income, which will include the Company's management, leasing and related service business. See 'Federal Income Tax Considerations.'

EFFECT ON PRICE OF SHARES AVAILABLE FOR FUTURE SALE



     Sales  of  a  substantial   number  of  shares  of  Common  Stock,  or  the
perceptionthat such sales could occur, could adversely affect prevailing prices for the Common Stock. The Company has reserved:

(i) 709,716 shares of Common Stock for issuance upon exchange of Common Units issued in connection with the formation of the Company and in connection with property acquisitions, (ii) 2,966,909 shares of Common Stock for issuance upon conversion of outstanding Convertible Preferred Stock issued in connection with the formation of the Company and in connection with property acquisitions (which becomes convertible on or after May 31, 1999), (iii) 1,822,068 shares of Common Stock for issuance upon conversion of reserved Convertible Preferred Stock (reserved for exchange of Exchangeable Preferred Units and the Exchangeable Debentures issued in connection with the Formation and subsequent property acquisitions), (iv) 123,077 shares of Common Stock for issuance upon conversion of the FS Note, and (v) 594,874 shares of Common Stock for issuance under the Company's 1994 Stock Incentive Plan, 1994 Contingent Stock Awards and 1996 Contingent Stock Awards. The Officers are permitted to sell only one-third of their shares of Common Stock or Common Units issued in connection with the Formation (including a redemption of Common Units for cash) at the end of each of the three years following the June 1994 Offering.


    The Company has filed or has agreed to file registration statements covering the issuance of shares of Common Stock and Convertible Preferred Stock upon exchange of Common Units and Exchangeable Preferred Units and the resale of Convertible Preferred Stock issued in connection with the formation of the Company and subsequent property acquisitions, including the acquisition of the New Retail Properties. The exchange of such outstanding securities for Common Stock and Convertible Preferred Stock will increase the number of outstanding shares of Common Stock and Convertible Preferred Stock, and will increase the Company's percentage ownership interest in the Operating Partnership.


     In addition, the officers and directors of the Company and their affiliates have agreed with the Underwriters not to sell shares of Common Stock for the 90-day period following the Offering. The Company has also agreed with the Underwriters not to issue new shares of Common Stock (except pursuant to the exchange or conversion of outstanding securities, the issuance of shares of Common Stock pursuant to employee benefit plans and in connection with future acquisitions) for a period of 180 days following the Offering. See 'Shares Available for Future Sale.' No prediction can be made regarding the effect that future sales of shares of securities will have on the market price of the Common Stock.


NEW RETAIL PROPERTIES


     Although the Company has entered into contracts to acquire the New Retail Properties, these contracts are subject to customary conditions to closing, including completion of due diligence investigations to the Company's satisfaction. No assurance can be given that such transactions will close. With respect to certain environmental contamination at Four Mile Fork Shopping Center, the Company does not intend to close the acquisition of the center without a closure letter from the responsible regulatory authority or adequate indemnification from the seller. See "Properties--Environmental Matters." The Offering is not conditioned upon the closing of the purchase of any of the New Retail Properties. If any of the purchases of the New Retail Properties do not close, the balance of any remaining net offering proceeds will be used to reduce indebtedness, for new acquisitions and for general working capital.

                                 THE COMPANY

     GENERAL


     The Company is a fully-integrated, self-administered and self-managed real estate company that operates as a REIT with expertise in the acquisition, management, renovation and development of principally supermarket anchored neighborhood shopping centers. As of September 30, 1996, the Company owned a portfolio of 33 retail properties (the 'Existing Retail Properties'); and the Company expects to complete the acquisition of six additional retail properties promptly following the closing of the Offering (the 'New Retail Properties,' and together with the Existing Retail Properties, the 'Retail Properties'). The Retail Properties contain a total of approximately 3.9 million square feet of GLA in the Mid-Atlantic region. The Company also owns two multifamily properties in the Mid-Atlantic region (the 'Multifamily Properties,' and together with the Retail Properties, the 'Properties').


     The Company's business strategy is highly focused with respect to property type and location. The Company concentrates its efforts on supermarket anchored neighborhood shopping centers. The Company generally seeks to own properties located in densely populated areas, that have high visibility, open-air designs and ease of entry and exit, and that may be readily adaptable over time to expansion, renovation and redevelopment.

     The Retail Properties are strategically located neighborhood shopping centers, principally anchored by well-known tenants such as Shoppers Food Warehouse, Weis Markets, A&P Super Fresh, Giant Food, CVS/Pharmacy, Safeway, Winn Dixie, Rite Aid and Acme Markets. The anchor tenants at the Retail Properties typically offer daily necessity items rather than specialty goods. Management believes that anchor tenants offering daily necessity items help to generate regular consumer traffic and to provide economic stability for shopping centers. Neighborhood shopping centers are typically open-air centers ranging in size from 50,000 to 150,000 square feet of GLA and are anchored by supermarkets and/or drug stores. The Retail Properties average approximately 100,000 square feet of GLA.


     The Company's operations are conducted through the Operating Partnership. The Company is the general partner of the Operating Partnership and as of September 30, 1996, the Company owned approximately 83.4% of the partnership interests in the Operating Partnership. The Operating Partnership owns 100% of the non-voting Preferred Stock of the Management Company, and is entitled to 99% of the cash flow from the Management Company.


     The Company was formed in April 1994 to continue and expand the neighborhood shopping center acquisition, management and renovation strategies of the First Washington Management, Inc. ('FWM'), which has been engaged in the business since 1983. FWM was founded by Stuart D. Halpert, the Company's Chairman, William J. Wolfe, President and Chief Executive Officer, and Lester Zimmerman, an Executive Vice President.

     The Company has approximately 70 employees, including a team of asset and property managers and leasing agents and in-house legal, architectural, engineering, accounting, marketing and computer specialists. The Company's executive and principal property management office is located at 4350 East-West Highway, Suite 400, Bethesda, Maryland 20814 and its telephone number is (301) 907-7800. The Company has regional property management offices located in North Carolina, Pennsylvania and Virginia.

GROWTH STRATEGIES

     The Company seeks to increase cash flow and distributions, as well as the value of its portfolio, through intensive property management and strategic renovation and expansion of its properties and acquisition of additional neighborhood shopping centers.

     Intensive Management. The Company seeks to increase operating margins through a combination of increasing revenues (through increased occupancy and/or rental rates), maintaining high tenant retention rates (i.e., the percentage of tenants who renew their leases upon expiration), and aggressively managing operating expenses.

     Management believes that, as a fully integrated real estate organization with both owned and third-party managed properties, it enjoys significant operating efficiencies relative to many of its competitors that operate smaller, fragmented portfolios. These operating efficiencies are the result of economies of scale in operating expenses, more effective leasing and marketing efforts, and enhanced tenant retention levels. Management believes that the scope of the Company's portfolio, combined with management's professional and community ties to the Mid-Atlantic region, has enabled the Company to develop long-term relationships with national and regional tenants which occupy multiple properties in its portfolio. Management believes that such tenant relationships result in high occupancy rates and tenant retention levels.

     Strategic Renovation and Expansion. The Company seeks to increase operating results through the strategic renovation and expansion of certain of the Properties. The Retail Properties are typically adaptable for varied tenant layouts and can be reconfigured to accommodate new tenants or the changing space needs of existing tenants. The Company believes that the Retail Properties will provide opportunities for renovation and expansion.

     Acquisitions. The Company seeks to acquire properties that are located in densely populated areas, that have high visibility, open-air designs and ease of entry and exit, and that may be readily adaptable over time to expansion, renovation and redevelopment. When evaluating potential acquisitions and development projects, the Company will consider such factors as: (i) economic, demographic, and regulatory and zoning conditions in the property's local and regional market; (ii) the location, construction quality, and design of the property; (iii) the current and projected cash flow of the property and the potential to increase cash flow; (iv) the potential for capital appreciation of the property; (v) the terms of tenant leases, including the relationship between the property's current rents and market rents and the ability to increase rents upon lease rollover; (vi) the occupancy and demand by tenants for properties of a similar type in the market area; (vii) the potential to complete a strategic renovation, expansion, or retenanting of the property; (viii) the property's current expense structure and the potential to increase operating margins; (ix) the ability of the Company to subsequently sell or refinance the property; and
(x) competition from comparable retail properties in the market area.

     Through the Management Company's third-party management, leasing and related service business and network of regional management and leasing offices, the Company is familiar with local conditions and acquisition opportunities in its given markets. Management believes that opportunities for neighborhood shopping center acquisitions remain attractive at this time because of the fragmentation in ownership of such properties, including owners that can benefit from exchanging their properties for Common Units, the limited amount of real estate capital for smaller, privately held retail property development and acquisition, and the limited construction of new retail properties.

PROPERTY MANAGEMENT, LEASING AND RELATED SERVICE BUSINESS


     Through its interest in the Management Company, the Company has continued the property management, leasing and related service business of FWM. The Operating Partnership owns all of the non-voting preferred stock of the Management Company, entitled to 99% of the cash flow of the Management Company. The outstanding common stock of the Management Company, entitled to 1% of the cash flow of the Management Company, is owned by certain members of management. In addition to the Properties, as of September 30, 1996, the Management Company provided management, leasing and related services to 33 properties comprising approximately 3.5 million square feet of GLA for 16 third-party clients. In addition to providing another source of growth for funds from operations, management believes that the third-party management business allows the Company to: (i) achieve operating efficiencies in managing its owned properties through the bulk purchase of goods and services; (ii) develop more extensive, long-term relationships with tenants in multiple properties; and (iii) identify additional acquisition opportunities from third-party clients interested in the eventual sale of their properties.


     Services are provided to third-party owners pursuant to contracts that are of varying lengths of time and which generally provide for management fees of up to 5.0% of monthly gross property receipts. The management contracts are typically cancelable upon 30 days' notice or upon certain events, including the sale of the property. Leasing fees typically range from 3.0% to 6.0% of the minimum base rents payable during the initial term of the lease. Management believes that the Management Company has an excellent reputation with respect to lease renewals, increases in net operating income for managed properties, and its timely and accurate reporting to clients. In addition to its third-party management and leasing business, the Management Company provides related services including consulting and brokerage services for which it receives customary fees.

                                  PROPERTIES

     The Company engages in the acquisition, management and renovation of neighborhood shopping centers. The Company owns a portfolio of 33 retail properties containing a total of approximately 3.3 million square feet and two multifamily properties. The Company expects to complete the acquisition of the six New Retail Properties containing a total of approximately 626,000 square feet promptly following consummation of the Offering. All references to net rent per square foot are calculated without giving effect to vacant space, unless otherwise specified.

    The following table sets forth certain information relating to the Properties as of September 30, 1996:

                     FIRST WASHINGTON REALTY TRUST, INC.
                            PROPERTY SUMMARY TABLE


                                                                                  YEAR                         GLA        NUMBER
                                                                     YEAR     DEVELOPED OR    LAND AREA   (SQ. FT. OR       OF
                                            LOCATION OF PROPERTY     BUILT      ACQUIRED       (ACRES)        UNITS)      TENANTS
                                            --------------------     -----    ------------    ---------   -----------     -------
MARYLAND
Bryans Road Shopping Center...............  Bryans Road, MD           1972        1990           11.8        118,676        19
Capital Corner Shopping Center............  Landover, MD              1987        1987            4.1         42,625        16
Clinton Square Shopping Center............  Clinton, MD               1979        1984            2.0         18,961        11
Clopper's Mill Village Shopping Center....  Germantown, MD            1995        1996           14.2        137,952        21
Festival At Woodholme.....................  Baltimore, MD             1986        1995            7.1         81,027        29
Firstfield Shopping Center................  Gaithersburg, MD          1978        1995            2.4         22,504         9
Penn Station Shopping Center(1)...........  District Heights, MD      1989        1987           22.5        334,970        48
P.G. County Commercial Park...............  Beltsville, MD            1988        1985            9.7        146,438        28
Rosecroft Shopping Center.................  Temple Hills, MD          1963        1985            8.3        119,010        22
Southside Marketplace.....................  Baltimore, MD             1990        1996            9.1        125,146        25
Takoma Park Shopping Center...............  Takoma Park, MD           1960        1996            9.8        103,581        16
Valley Centre.............................  Owings Mills, MD          1987        1994           33.0        229,449        25

VIRGINIA
Brafferton Center.........................  Garrisonville, VA         1974        1994            9.4         94,731        20
Centre Ridge Marketplace..................  Centreville, VA           1996        1996           10.9         69,854         6
Chesapeake Bagel Building.................  Alexandria, VA           1800's       1983            0.1         11,288        16
Davis Ford Crossing.......................  Manassas, VA              1988        1994           20.8        147,622        31
Fox Mill Shopping Center..................  Reston, VA                1977        1994           14.0         97,119        24
Glen Lea Shopping Center..................  Richmond, VA              1969        1995            9.2         78,823        11
Hanover Village Shopping Center...........  Mechanicsville, VA        1971        1995            9.5         95,556        17
Laburnum Park Shopping Center.............  Richmond, VA              1988        1995            9.3        113,992        27
Laburnum Square Shopping Center(2)........  Richmond, VA              1975        1995           11.4        109,405        21
Potomac Plaza.............................  Woodbridge, VA            1963        1986            5.4         85,400        15
Thieves Market............................  Alexandria, VA            1946        1986            2.3         15,835        10

NORTH CAROLINA
Shoppes of Kildaire.......................  Cary, NC                  1986        1986           14.0        148,205        28

PENNSYLVANIA
Colonial Square Shopping Center...........  York, PA                  1955        1990            2.9         27,488        15
Fifteenth & Allen Shopping Center.........  Allentown, PA             1958        1995            4.1         46,503        13
Kenhorst Plaza Shopping Center............  Reading, PA               1990        1995           19.2        138,034        26
Mayfair Shopping Center...................  Philadelphia, PA          1988        1994            5.7        112,275        27
Stefko Boulevard Shopping Center..........  Bethlehem, PA          1958-60-75     1995           10.3        135,864        18

DELAWARE
First State Plaza.........................  New Castle County, DE     1988        1994           21.0        162,404        20

SOUTH CAROLINA
Branchwood Apartments.....................  Charleston, SC            1986        1989            5.4             96       N/A
Broadmoor Apartments......................  Charleston, SC            1973        1990           21.2            305       N/A
James Island Shopping Center..............  Charleston, SC            1967        1990            6.5         88,557        21

WASHINGTON, D.C.
Connecticut Avenue Shops..................  Washington, DC            1954        1986            0.1          3,000         3
The Georgetown Shops......................  Washington, DC(3)         1800s    1981-1989          0.3         22,052        11
                                                                                                -----      ---------       ---
   Subtotal/Average.......................                                                      346.8      3,284,346(4)    649
                                                                                                -----      ---------       ---
                    NEW RETAIL PROPERTIES
MARYLAND
Northway Shopping Center..................  Millersville, MD          1987        1996            9.6         91,276        20

VIRGINIA
Four Mile Fork Shopping Center............  Fredericksburg, VA        1975        1996           10.3        101,262        18
Kings Park Shopping Center................  Burke, VA                 1966        1996            8.6         76,212        18

PENNSYLVANIA
City Line Shopping Center(5)..............  Philadelphia, PA       1950's-60's    1996           12.2        153,899        37
Newtown Square Shopping Center............  Newtown Square, PA     1960's-70's    1996           14.4        137,569        37


DELAWARE
Shoppes of Graylyn........................  Wilmington, DE            1971        1996            5.0         65,746        15
                                                                                                -----      ---------       ---
   Subtotal/Average.......................                                                       60.1        625,964       145
                                                                                                -----      ---------       ---
   Total/Average..........................                                                      406.9      3,910,310(4)    794
                                                                                                =====      =========       ===

----------

     (1) Safeway (50,000 square feet) and bowling alley (40,000 square feet) are located in this shopping center on pad sites not owned by the Company, and they are not tenants of the Company at the center. GLA (sq. ft. or units) includes Safeway and bowling alley.

     (2) Ukrops Supermarket (43,500 square feet) is located on a pad site not owned by the Company, and it is not a tenant of the Company at this center. GLA (sq. ft. or units) includes Ukrops supermarket.

     (3) Represents five historic retail shops all clustered in close proximity in the central shopping district in the Georgetown area of Washington, DC.

     (4) Total does not include the Multifamily Properties.

     (5) The Company will own an 89% interest in this property. The seller of City Line will retain an 11% interest which it is obligated to transfer to the Company and which the Company is obligated to acquire approximately three years after the initial closing in exchange for Common Units.



                     FIRST WASHINGTON REALTY TRUST, INC.
                      PROPERTY SUMMARY TABLE--Continued


   TOTAL
 ANNUALIZED    AVERAGE MINIMUM RENT
MINIMUM RENT        PER SQ. FT.        PERCENT LEASED    SIGNIFICANT TENANTS (LEASE EXPIRATION DATE)
----------     -----------------     --------------    -------------------------------------------
   $964,650         $  8.13               100.0%       Safeway (2014), CVS/Pharmacy (1998)
    608,929           14.29               100.0        Burger King (2007), Dollar Bills (2001), Gallo Clothing (2001)
    271,647           14.33               100.0        Mattress Discounters (1997)
  2,114,173           16.05                98.9        Shoppers Food Warehouse (2015), CVS/Pharmacy (2006)
  1,740,347           21.48               100.0        Pier One Imports (1999), Sutton Place Gourmet (2006)
    309,840           13.77                93.3        Jerry's Sub (2010)
  2,891,643           12.09                98.2        Safeway, Service Merchandise (2006), Kid City Clothing (2003)
    895,632            6.69                97.5        Atlantic Telco (month-to-month), Montgomery Automotive (2006)
    736,932            7.28                85.1        Food Lion (2015), Rite Aid (1998)
  1,364,911           12.31                95.1        Metro Foods (2016), Rite Aid (2001)
    695,020            7.79                87.9        Shoppers Food Warehouse (2011)
  2,500,896           11.07                94.4        Weis Markets (2002), T.J. Maxx (2007), Ross (1998), Sony Theater (2005)

    734,908            8.29                96.7        Giant Food (2009)
    958,153           13.95                98.3        A&P Superfresh (2016)
    239,756           21.24               100.0        Chesapeake Bagel Bakery (1998)
  1,659,378           12.70                88.5        Weis Markets (2010), CVS/Pharmacy (2000)
  1,390,424           14.53                97.0        Giant Food (2018), Blockbuster (2001)
    464,730            6.10               100.0        Winn Dixie (2005), Revco (2000)
    686,434            7.74                96.9        Rack 'n Sack (2008), Rite Aid (1998)
    782,195            7.10               100.0        Ukrops Supermarket, Rite Aid (2007)
    774,814            7.64                97.3        Hannaford Bros. (2013), CVS/Pharmacy (1999)
    410,922            5.33                90.3        Western Sizzlin (2000), Aaron Rents (2001)
    214,777           15.72                72.9

  1,289,204            8.80                98.9        Winn Dixie (2006)

    333,450           12.28                98.8        Minich Pharmacy (1999), York Nat'l Bk (1999)
    553,761           12.65                98.1        Laneco Supermarket (2003), Thrift Drug (2004)
  1,325,695            9.87                96.4        Redner's Supermarket (2009), Rite Aid (2000)
  1,354,130           13.00               100.0        Shop 'N Bag Supermarket (2013), Thrift Drug (2006)
    619,535            4.81                92.1        Laneco Supermarket (2003), McCrory (1998)

  1,605,604            9.89               100.0        Shop Rite Supermarket (2009), Cinemark USA (2011)

    544,046
  1,340,650
    584,638            6.60               100.0        Piggly Wiggly Supermarket (2010), Rite Aid (1997)

    168,769           56.26               100.0        Mill End Shop (1997)
    407,040           18.46               100.0        Radio Shack (1999)
-----------        --------               -----
$33,537,633        $  10.54                96.1%(4)
-----------        --------               -----

   $993,604        $  11.13                97.8%       Metro Foods (2007), Rite Aid (1997)

    650,325            7.00                91.8        Safeway (2000), CVS/Pharmacy (2001)
    604,049            7.93               100.0        Giant Food (2013), CVS/Pharmacy (1998)

  1,492,644           10.88                89.1        Acme Supermarkets (1999), Thrift Drug (1999), T J Maxx (2001)
  1,335,751           10.50                92.5        Acme Supermarkets (1999), Thrift Drug (1999)

    673,698           11.89                86.2        Rite Aid (2016)
-----------        --------               -----
 $5,750,071        $   9.89                92.8%
-----------        --------               -----
$39,287,704        $  10.43                95.6%
===========        ========               =====

     The following table sets forth the square footage and percentage of leased GLA of the Retail Properties leased to anchor and other tenants, and national, regional and local tenants as of September 30, 1996. The Company believes that anchor tenants are those that, due to size, reputation or other factors, in the view of the Company's management, are particularly responsible for drawing other tenants and shoppers to the shopping center. The Company has considered tenants located primarily in two or three states to be regional tenants; tenants with wider distribution of stores have been treated as national tenants; and tenants located entirely within a local area have been treated as local tenants:






                                          ANCHOR      OTHER                  NATIONAL    REGIONAL     LOCAL
                                         TENANTS     TENANTS      TOTAL      TENANTS     TENANTS     TENANTS     TOTAL
                                         -------     -------      -----      --------    --------    -------     -----
Existing Retail Properties (sq. ft.)..   1,356,178   1,783,192   3,139,370     983,987   1,307,826    847,557   3,139,370
New Retail Properties.(sq. ft.).......     334,697     246,429     581,126     266,410     164,854    149,862     581,126
                                         ---------   ---------   ---------   ---------   ---------    -------   ---------
Total Leased GLA.(sq. ft.)............   1,690,875   2,029,621   3,720,496   1,250,397   1,472,680    997,419   3,720,496
                                         =========   =========   =========   =========   =========    =======   =========
Percentage of Total Leased GLA........        45.5%       54.5%      100.0%       33.6%       39.6%      26.8%      100.0%



TENANT DIVERSIFICATION


     The following table sets forth information regarding the Company's leases with its 20 largest tenants based upon annualized minimum rents as of September 30, 1996:



                                                                   PERCENTAGE OF
                                                                      AGGREGATE
                                               NUMBER   ANNUALIZED    ANNUALIZED
                                  GLA            OF       MINIMUM      MINIMUM
TENANT                          (SQ. FT.)    PROPERTIES     RENT        RENTS
------                          ---------    ----------     ----        -----
Shoppers Food Warehouse......    129,113         2       $1,075,280      2.7%
Metro Foods..................     93,292         2          847,121      2.2
Weis Markets.................     86,890         2          786,200      2.0
Rite Aid.....................     92,168         8          692,653      1.8
A&P Superfresh...............     55,138         1          661,656      1.7
Giant Food...................    121,518         3          606,740      1.5
CVS/Pharmacy.................     77,350         7          527,929      1.3
Safeway......................     74,851         2          485,025      1.2
Winn Dixie...................     79,000         2          481,500      1.2
Hollywood Video..............     22,366         3          424,520      1.1
Redner's Supermarket.........     52,570         1          416,560      1.1
Shop Rite Supermarket........     55,244         1          386,708      1.0
Sony Theaters................     32,058         1          384,696      1.0
Thrift Drug..................     36,662         4          380,014      1.0
T.J. Maxx....................     46,686         2          359,804      0.9
Laneco Supermarket...........     95,075         2          329,237      0.8
Blockbuster Video............     17,715         3          330,161      0.8
Service Merchandise..........     50,000         1          325,000      0.8
Cinemark USA.................     29,452         1          301,883      0.8
Sutton Place Gourmet.........     14,207         1          298,347      0.8
                               ---------                 ----------     ----
       Total.................  1,261,355                $10,101,034     25.7%
                               =========                 ==========     ====

     The following table sets forth gross leasable area, occupancy, and effective net rent per leased square foot as of the end of each of the last five years for the Existing Retail Properties during the respective periods each such property was owned by the Company:

                                GLA         PERCENT   AVERAGE EFFECTIVE NET RENT
PERIOD-END                   (SQ. FT.)       LEASED      PER LEASED SQ. FT.(1)
----------                   ---------      -------   --------------------------
December 31, 1991..........  1,185,977        90.8%           $ 8.89
December 31, 1992..........  1,185,977        94.6              9.07
December 31, 1993..........  1,185,977        95.4              9.16
December 31, 1994..........  2,014,180        96.4             10.08
December 31, 1995..........  2,668,171        96.0             10.28
September 30, 1996.........  3,284,346        96.1             10.57
----------

     (1) Average effective net rent per leased square foot is calculated using weighted average rents and occupancy during the respective periods, without giving effect to vacant space. If vacant space were included, the effective net rent per square foot would be $10.08 (September 30, 1996), $9.87 (December 31,
1995), $9.72 (December 31, 1994), $8.74 (December 31, 1993), $8.58 (December 31,
1992), and $8.07 (December 31, 1991).

     Lease Expirations. The following table shows lease expirations (excluding renewal options) from October 1, 1996 through 2004 and thereafter:

                                                                                                PERCENT OF
                                                                                                 AGGREGATE     AVERAGE ANNUAL
                                       NUMBER OF      GLA        PERCENT OF     ANNUALIZED       ANNUALIZED      MINIMUM RENT
YEAR                                    LEASES      (SQ. FT.)     TOTAL GLA    MINIMUM RENT    MINIMUM RENT       PER SQ. FT.
----                                    ------      ---------    ----------    ------------    ------------       -----------
1996.............................           53       100,277           2.8%     $1,289,772              3.4%        $   12.86
1997.............................          142       316,794           8.8       3,448,779              9.1             10.89
1998.............................          132       426,366          11.9       4,021,023             10.6              9.43
1999.............................          126       395,068          11.0       4,457,211             11.8             11.28
2000.............................           90       304,564           8.5       3,525,052              9.3             11.57
2001.............................           89       301,767           8.4       3,734,458              9.9             12.38
2002.............................           25       124,147           3.5       1,607,710              4.3             12.95
2003.............................           24       183,439           5.1       1,724,762              4.6              9.40
2004.............................           15        58,591           1.6         783,321              2.1             13.37
Thereafter.......................           98     1,373,631          38.3      13,181,943             34.9              9.60
                                           ---     ---------         -----      ----------            -----         ---------
Total/Average....................          794     3,584,644         100.0%    $37,774,031            100.0%        $   10.54
                                           ===     =========         =====      ==========            =====         =========

     Certain Tenants in Bankruptcy. As of September 30, 1996, six tenants were involved in bankruptcy proceedings. All of these tenants are currently paying rent. One tenant, Brendles, Inc., occupying 54,000 square feet at Shoppes of Kildaire Shopping Center, filed for bankruptcy under Chapter 11 in April 1996. The tenant vacated the premises in August 1996 but is obligated to pay rent through February 1997.

ADDITIONAL INFORMATION CONCERNING CERTAIN OF THE PROPERTIES

     As of December 31, 1995, two of the Properties, Penn Station Shopping Center and Valley Centre, either had a book value equal to or greater than 10% of the total assets of the Company or gross revenues which accounted for more than 10% of the Company's aggregate gross revenues. Set forth below is additional information with respect to such Properties.

     Penn Station Shopping Center. Penn Station is a 334,970 square foot shopping center occupied by 48 tenants and located at the intersection of Pennsylvania Avenue and Silver Hill Road in Prince George's County, Maryland, two miles outside of Washington, D.C. and one and one-half miles inside of the Capital Beltway. Prince George's county is the home of the U.S. Census Bureau, Andrews Air Force Base, the Goddard Space Center, and the University of Maryland. Penn Station was built by the Company during 1989 and 1990, and was commended with the 'Pride of Prince George's County' award for the finest new shopping center in the county. The center is fully-integrated with a Safeway Supermarket (50,000 square feet) and a bowling alley (40,000 square feet), both of which are owned by third parties. Because of its strategic location as the first shopping center on Pennsylvania Avenue outside of the District of Columbia, with approximately 68,000 cars travelling by the property each day and approximately 375,000 people residing within 5 miles, the center has attracted a full range of national and regional chain store tenants including Service

Merchandise, Blockbuster Video, Pic 'N Pay Shoes, Kid City Clothing, Pizza Hut, Gallo Clothing, Cato Fashions, Rent-A-Center, Dollar Bills, Linen World, Little Caesar's, Fleet Finance, Casual Male Big & Tall, Subway and Household Finance Corporation. Pad sites are occupied by First Union Bank, Hardees and Black-Eyed Pea Restaurant. Penn Station was approximately 98.2% leased as of September 30, 1996. Although Penn Station is a single property, it has been divided for loan collateralization purposes into Phase I and Phase II portions.


     Service Merchandise, the only tenant which occupies more than ten percent of the GLA at Penn Station, occupies 50,000 square feet of GLA under a lease which expires in February 2006 and has five renewal options of five years each. The annual minimum rent of the Service Merchandise lease is $325,000.

     The following table sets forth a schedule of lease expirations, assuming none of the tenants exercise renewal options:

                                                                                                  PERCENT OF
                                                                                                   AGGREGATE     AVERAGE ANNUALIZED
                                          NUMBER OF    GLA        PERCENT OF     ANNUALIZED       ANNUALIZED        MINIMUM RENT
YEAR                                       LEASES    (SQ. FT.)     TOTAL GLA    MINIMUM RENT      MINIMUM RENT       PER SQ. FT.
----                                       ------    ---------     ---------    ------------      ------------       -----------
1996.............................             0              0           0.0%     $       0              0.0%        $    0.00
1997.............................             5         13,896           5.9        223,429              7.7             16.08
1998.............................             8         18,695           7.9        275,365              9.5             14.73
1999.............................            15         44,412          18.7        688,339             23.8             15.50
2000.............................             6         27,312          11.5        350,755             12.1             12.84
2001.............................             4         14,912           6.3        219,802              7.6             14.74
2002.............................             2          6,055           2.6         97,034              3.4             16.03
2003.............................             2         19,548           8.2        244,953              8.5             12.53
2004.............................             2         20,546           8.7        186,000              6.4              9.05
Thereafter.......................             4         71,872          30.2        608,447             21.0              8.47
                                             --        -------         -----      ---------            -----         ---------
Total/Average....................            48        237,248         100.0%     2,894,124            100.0%        $   12.20
                                             ==        =======         =====      =========            =====         =========

    The following table sets forth the average annual rental income per square foot of GLA at Penn Station:


Year ended December 31, 1990................    $11.84(1)
Year ended December 31, 1991................    $11.22
Year ended December 31, 1992................    $11.64
Year ended December 31, 1993................    $11.68
Year ended December 31, 1994................    $11.64
Year ended December 31, 1995................    $11.96
Nine months ended September 30, 1996........    $12.09
----------
(1) Refers only to Phase I of the Penn Station property.


     The following table sets forth the percentage of Penn Station that was leased as of the dates shown:


December 31, 1990...........................       97.7%(1)
December 31, 1991...........................       96.7%
December 31, 1992...........................       90.0%
December 31, 1993...........................       94.7%
December 31, 1994...........................       97.8%
December 31, 1995...........................       98.3%
September 30, 1996..........................       98.2%
----------
(1) Refers only to Phase I of the Penn Station property.


     Depreciation (for book and tax purposes) on the Penn Station Property is taken on a straight line basis over 311/2 years, resulting in a rate of approximately 3.17% per year. At December 31, 1995, the federal tax basis of the Penn Station Shopping Center was approximately $20.8 million. The realty tax rate on the Penn Station property is approximately $3.453 per $100 of assessed value, resulting in a 1995 realty tax of approximately $268,861.

     Valley Centre. Valley Centre is a 229,449 square foot shopping center occupied by 25 tenants and located on Maryland State Route 140, approximately two miles from the Baltimore Beltway (I-695) in Owings Mills, Maryland. In addition to serving Owings Mills, a bedroom community of Baltimore, Maryland, Valley Centre serves the neighborhoods of Pikesville, Stevenson and Greenspring Valley, Maryland. Valley Centre, with approximately 45,000 automobiles travelling by the property each day and approximately 170,000 people residing within five miles of the center, is occupied by national and regional tenants including Weis Supermarket, T.J. Maxx, Ross Stores, Annie Sez, Cosmetic Center, Hair Cuttery, Payless Shoes and Sony Theatre. Valley Centre was 94.4% leased as of September 30, 1996.


     Four tenants, Weiss Markets, T.J. Maxx, Ross Stores and Sony Theaters, each occupy in excess of 10% of the GLA at Valley Centre. Weiss Markets occupies 41,350 square feet of GLA under a lease which expires in May 2002 and has three renewal options of five years each. The annual minimum rent is $330,800, which is subject to a $1.00 per square foot increase for each option. T.J. Maxx occupies 24,148 square feet of GLA under a lease which expires in 2007 and has two renewal options of five years each. The annual minimum rent of the T.J. Maxx lease is $156,962, plus percentage rent equal to 2% of gross sales over $6.5 million. The rent increases $0.50 per square foot for each option. The tenant is currently expanding by 8,000 square feet. Upon completion of the expansion, the annual rent will increase to $297,369 and the percentage rent break-point will increase to $7.5 million. Ross Stores occupies 27,618 square feet of GLA under a lease which expires January 1998 and has two renewal options of five years each. The annual minimum rent of the Ross Stores lease is $220,944, plus percentage rent equal to 2% of gross sales over approximately $11 million. The rental amounts for the renewal options are set at fixed amounts which average approximately 9.25% increase per option period. Sony Theaters occupies 32,058 square feet of GLA under a lease which expires February 2005 and has three renewal options of five years each. The annual minimum rent of the Sony Theaters lease is $384,696 with an increase of $1.00 per square foot in the year 2000. Under the terms of the lease, the tenant pays percentage rent equal to 8% of gross sales over $4.8 million. The lease provides that the rent increases $0.50 per square foot for each option.

     The following table sets forth a schedule of lease expirations for the next ten years, assuming none of the tenants exercise renewal options:

                                                                                                 PERCENT OF
                                                                                                 AGGREGATE     AVERAGE ANNUALIZED
                                       NUMBER OF       GLA         PERCENT OF    ANNUALIZED      ANNUALIZED       MINIMUM RENT
YEAR                                     LEASES      (SQ. FT.)     TOTAL GLA    MINIMUM RENT    MINIMUM RENT       PER SQ. FT.
----                                     ------      ---------     ---------    ------------    ------------       -----------

1996.............................             1          3,042           1.4%     $  59,161              2.4%        $   19.45
1997.............................             4         10,028           4.6        155,029              6.2             15.45
1998.............................             3         39,097          18.1        366,789             14.6              9.38
1999.............................             1          3,704           1.7         63,744              2.5             17.21
2000.............................             5         18,495           8.6        344,258             13.7             18.61
2001.............................             2         17,566           8.1        197,892              7.9             11.27
2002.............................             5         60,902          28.2        626,724             24.9             10.29
2003.............................             1          2,060           1.0         35,823              1.4             17.39
2004.............................             -             --            --             --               --                --
Thereafter.......................             2         61,206          28.3        666,266             26.4             10.89
                                             --        -------         -----      ---------            -----         ---------
Total/Average....................            25        216,100         100.0%    $2,515,687            100.0%        $   11.64
                                             ==        =======         =====      =========            =====         =========


    The following table sets forth the average net effective rent per square foot of GLA at Valley Centre:


Year ended December 31, 1990....................   $ 9.92
Year ended December 31, 1991....................   $10.18
Year ended December 31, 1992....................   $10.55
Year ended December 31, 1993....................   $10.86
Year ended December 31, 1994....................   $11.10
Year ended December 31, 1995....................   $11.54
Nine months ended September 30, 1996............   $11.07

     The following table sets forth the percentage of Valley Centre that was leased as of the dates shown:


December 31, 1990...............................       95.0%
December 31, 1991...............................       93.0%
December 31, 1992...............................       98.0%
December 31, 1993...............................      100.0%
December 31, 1994...............................       99.4%
December 31, 1995...............................      100.0%
September 30, 1996..............................       94.4%


     Depreciation (for tax purposes) on Valley Centre is taken as follows: (i) approximately $15.3 million of the basis uses a 19-year Accelerated Cost Recovery System ('ACRS') depreciation, and (ii) $3.1 million of basis is depreciated on a straight-line basis over 311/2 years, resulting in a combined rate of approximately 4.94% per year. Depreciation for book purposes is calculated on a straight-line basis over 311/2 years. At December 31, 1995, the federal tax basis of Valley Centre was approximately $23.0 million. The realty tax rate on Valley Centre is approximately $3.07 per $100 of assessed value, resulting in a 1995 realty tax of approximately $261,000.

INDEBTEDNESS

     The  following   table  sets  forth  certain   information   regarding  the
indebtedness of the Company (excluding the Exchangeable Debentures) as of September 30, 1996:


                                                                                                                      BALANCE
                                                        INTEREST         FACE      PROJECTED ANNUAL    MATURITY       DUE AT
                                                          RATE          AMOUNT     INTEREST PAYMENTS    DATE(1)     MATURITY(2)
                                                        --------        ------     -----------------   --------     -----------
                                                                    (IN THOUSANDS)   (IN THOUSANDS)               (IN THOUSANDS)
MORTGAGE LOANS
Branchwood Apartments.............................        6.50%     $    2,121         $     138       01/01/97     $    2,121
Broadmoor Apartments..............................        6.50           3,826               249       06/30/99          3,826
Bryans Road Shopping Center.......................        8.00             150                12       01/29/97            150
Capital Corner Shopping Center....................        6.50           3,587               233       07/01/99          3,587
Centre Ridge Marketplace(3).......................        7.75           7,060               547       03/28/02          7,060
Chesapeake Bagel Building.........................        6.50             735                48       06/01/01            735
Clinton Square Shopping Center....................        6.50           1,312                85       07/01/99          1,312
Clopper's Mill Village Shopping Center............        7.18          14,412             1,035       03/21/06         11,492
Colonial Shopping Center(4).......................        9.50           1,530               145       02/20/20          1,530
Connecticut Avenue Shops..........................        6.50             626                41       07/01/99            626
Davis Ford; First State Plaza; James Island;
  Valley Centre and Bryans Road(5)................        7.09          38,500             2,730       07/01/99         38,500
Festival at Woodholme.............................        9.60          11,613             1,115       04/30/00         11,245
Firstfield Shopping Center........................        7.50           2,503               188       12/01/05          2,233
Fifteenth & Allen and Stefko Blvd(6)..............        7.75           6,024               467       01/31/21             --
Glen Lea, Hanover Village, Laburnum Park and
  Laburnum Square(7)..............................        8.57          14,011             1,201       10/31/05         11,159
Mayfair Shopping Center(8)........................        5.60           7,265               407       06/24/98          3,235
Penn Station (Phase II)...........................        7.00           3,500               245       07/01/99          3,500
P.G. County.......................................        6.50           4,150               270       06/06/98          4,150
Potomac Plaza Shopping Center.....................        7.00           3,656               256       06/01/99          3,656
Rosecroft Shopping Center.........................        6.50           2,000               130       07/01/99          2,000
Shoppes of Kildaire(9)............................        6.50           7,949               517       04/05/06          4,491
Southside Marketplace.............................        8.75           8,081               707       07/01/05          7,332
Takoma Park Shopping Center(10)...................        8.50           2,587               220       04/01/99          2,587
The Georgetown Shops..............................        6.50           1,653               107       07/01/99          1,655
Thieves Market....................................        6.50             734                48       04/30/99            734
First Union Line of Credit(11)....................        7.50           1,500               113       06/01/98          1,500
FS Note(12).......................................        5.00           4,800               240       07/01/00          4,800
Mellon Line of Credit(11).........................        7.50           6,848               514       03/29/98          6,848
                                                                      --------           -------                      -------
      Subtotal....................................                     162,733            12,008                       142,064
                                                                      --------           -------                      -------
NEW MORTGAGE LOANS
City Line Shopping Center (13)....................        8.00           8,979               718       10/19/05          8,238
Kings Park Shopping Center(14)....................        9.00           4,320               389       11/30/14             --
Newtown Square Shopping Center(15)................        8.25           8,244               680       12/31/06          7,269
Northway Shopping Center(14)......................        8.90           6,000               534       12/30/06          4,943
Northway Shopping Center(14)......................       10.25           1,777               182       08/01/99          1,736
                                                                       -------           -------                       -------
      Total.......................................                    $192,053           $14,511                      $164,250
                                                                      ========           =======                      ========
----------

(1) Except for Centre Ridge Marketplace, Colonial Shopping Center, Penn Station (Phase II), Potomac Plaza Shopping Center, Takoma Park Shopping Center, the FS Note and the Lines of Credit, all the properties are subject to mortgages which contain prepayment penalties, typically calculated using a yield maintenance formula.

 (2) Branchwood Apartments, P.G. County Commercial Park, Shoppes of Kildaire and Thieves Market, amounts reflect a reduction of the outstanding balances of the mortgages due to amortization which was escrowed at the formation of the Company for the remaining loan term in the amounts of $36,000, $507,000, $259,000 and $66,000, respectively.

 (3) The interest rate on this mortgage floats at 2.25% above the 30 day LIBOR rate.

 (4) The interest rate on this mortgage loan floats at 2.75% above the applicable one-year treasury bill rate.

 (5) This debt (the Nomura Mortgage Loan) is collateralized by these five properties. The Company has entered into an interest rate swap agreement which fixes the rate at 7.09% for the period July 1, 1996 through June 30, 1999.

 (6) This debt is collateralized by these two properties.

 (7) This debt is collateralized by these four properties.

 (8) The debt service on this mortgage loan is determined based upon a variable rate of interest, plus a credit enhancement fee of 2.0%. The variable interest rate is determined weekly at the rate necessary to produce a bid in the process of remarketing the Bond Obligations equal to par plus accrued interest, based on comparable issues in the market.

 (9) The interest rate adjusts to 7.75% effective July 1, 1997.

(10) The interest rate on this mortgage floats at 0.25% above the prime rate.

(11) The interest rate on the Lines of Credit floats at 2.00% above the 30 day LIBOR rate. The First Union Line of Credit is collateralized by Brafferton Center. The Mellon Line of Credit is collateralized by Kenhorst Plaza Shopping Center.

(12) Excludes a $387,000 discount recorded on the FS Note due to its below market interest rate. Such discount is being amortized over the life of the loan using the effective interest method.

(13) Represents 89% of the mortgage on this property. The Company is acquiring an 89% interest in this property. The seller will retain an 11% interest which it is obligated to transfer to the Company and which the Company is obligated to acquire approximately three years after the initial closing.

(14) The effects of the difference between the coupon rates and the market rates on these loans is immaterial.

(15) The Company expects to refinance this property with a new mortgage substantially on these terms.

     The $25.0 million aggregate principal amount of Exchangeable Debentures issued in June 1994 are exchangeable in the aggregate for 1,000,000 shares of Preferred Stock of the Company, subject to adjustment. Interest on the Debentures is payable quarterly, in arrears. The Debentures mature on June 27, 1999. The Debentures are redeemable by the Operating Partnership at any time on or after July 15, 1999, or at any time for certain reasons intended to protect the Company's status as a REIT, at the option of the Company, at 100% of the principal amount thereof, together with accrued interest. The rights of holders of Common Stock and Preferred Stock are effectively subordinated to the rights of holders of Debentures. The Exchangeable Debentures are secured by First Mortgages on Penn Station Shopping Center (Phase I) and Fox Mill Shopping Center.

COMPETITION

     All of the Properties are located in developed areas that include other neighborhood shopping center properties. The number of retail properties in a particular area could have a material effect on the Company's ability to lease space and on rents charged at the Properties or at any newly acquired properties. The Company may be competing with others that have greater resources than the Company and whose officers and directors have more experience than the Company's officers and directors. In addition, other types of retail shopping centers, such as regional malls and 'power centers,' provide leasing alternatives to potential tenants of neighborhood shopping centers like the Retail Properties.

     The third-party management, leasing and related service business is highly competitive and fragmented. The Company has competitors that include a variety of local, regional and national firms with no one firm controlling a significant market share in the regions where the Company engages in its third-party business. The Company believes, however, that it has a competitive advantage in these businesses based on the quality and experience of its employees, the services provided by the Company and the market presence that the Company has developed over the past ten years.

REGULATIONS AND INSURANCE

     General. Retail and multifamily properties are subject to various laws, ordinances and regulations. The Company believes that each of its Properties has the necessary operating permits and approvals to operate its respective business.

     Americans with Disabilities Act and Similar Laws. Under the Americans with Disabilities Act of 1990 (the 'ADA'), all places of public accommodation are required to meet certain Federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Although management of the Company believes that the Properties are substantially in compliance with present requirements of the ADA, the Company has not conducted and does not presently intend to conduct an audit or an investigation to determine its compliance. There can be no assurance that the Company will not incur additional costs of complying with the ADA. A number of additional federal, state and local laws exist which also may require modifications to the Properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons.

     Additional legislation may place further burdens or restrictions on owners with respect to access by disabled persons. The ultimate amount of the cost of compliance with the ADA or such legislation is not currently ascertainable, and, while such costs are not expected to have a material effect on the Company, such costs could be substantial. Limitations or restrictions on the completion of certain renovations may limit application of the Company's investment strategy in certain instances or reduce overall returns on the Company's investments.

     Insurance. Under their leases, the Company's tenants are generally responsible for providing adequate insurance on the Properties they lease. The Company believes the Properties are covered by adequate fire, flood and property insurance provided by reputable companies. However, some of the Properties are not covered by disaster insurance with respect to certain hazards (such as earthquakes) for which coverage is not available or available only at rates which, in the opinion of the Company, are prohibitive.

     Fair Housing Amendments Act of 1988. The Fair Housing Amendments Act of 1988 ('FHA') requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the FHA could result in the imposition of fines or an award of damages to private litigants. The Company believes that its Multifamily Properties that are subject to the FHA are in compliance with such law.

     Rent Control Legislation. Although not currently applicable to any of the Properties, state and local rent control laws in certain jurisdictions may limit a property owner's ability to increase apartment rents and to recover increases in operating expenses and the costs of capital improvements. Enactment of such laws has been considered from time to time in jurisdictions in which the Multifamily Properties are located. The Company does not presently intend to develop or acquire multifamily apartment properties in markets that are either subject to rent control or in which rent limiting legislation exists.

ENVIRONMENTAL MATTERS

     The Company seeks to protect itself from environmental liabilities in a number of ways. As part of its internal due diligence process, the Company obtains environmental site assessments prior to purchasing a property. In the event these assessments reveal potential environmental liabilities, the Company evaluates the risks and attempts to quantify the potential costs associated with such liabilities and then makes a determination of whether to acquire the property. If the Company chooses to acquire the property, it will typically require the prospective seller to agree to remediate any environmental problems and may obtain a letter of credit or other security to provide adequate assurance to the Company that sufficient funds will be available to complete the work.

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with contamination. Many such laws, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986 ('CERCLA'), typically impose such liability without regard for whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances and the liability under such laws has been interpreted to be joint and several unless divisible and there is a reasonable basis for allocation of responsibility. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Some environmental laws create a lien on a contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The owner of a contaminated site also may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such site. Certain federal, state and local laws, regulations and ordinances also govern the removal, encapsulation or disturbance of asbestos-containing materials ('ACMs') when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of ACMs and may provide for third parties to seek recovery from owners or operators of such properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company, the Operating Partnership or the Management Company, as the case may be, may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property. Except for the following matters, the Company has not been notified by any governmental authority of any non-compliance, liability or other claim in connection with any of the Properties.

     Penn Station Shopping Center. A dry cleaning solvent has been detected in groundwater below the Penn Station Shopping Center. The source of the contamination has not been determined. Potential sources include a dry cleaner tenant at the Penn Station Shopping Center and a dry cleaner located in an adjacent property. Sampling conducted at the site indicates that the contamination is limited and is unlikely to have any effect on human health. The Maryland Department of the Environment was notified as of September 1993. At this time the Company has not received an estimate of the costs of remediating the contamination. Based upon the information provided by the Phase I environmental audit, the Company does not believe that the contamination relating to the dry cleaning solvents at Penn Station Shopping Center poses a material adverse risk to the Company's results of operations, financial condition or liquidity.

     Fox Mill Shopping Center. Petroleum has been detected in the soil at a parcel adjacent to Fox Mill Shopping Center on property occupied by Exxon Corporation ('Exxon') for use as a gas station (the 'Exxon Station'). Exxon has taken steps to remediate the petroleum in and around the Exxon Station, which is located downgradient from the Fox Mill Shopping Center. Exxon has agreed to take full responsibility for the remediation of such petroleum. In addition, a dry cleaning solvent has been detected in the groundwater below the Fox Mill
Shopping Center. A groundwater pump and treatment system, approved by the Virginia Water Control Board, was installed in July 1992, and was operating until recently when the Control Board ordered semi-annual sampling to determine if further remediation is necessary. The previous owner of the Fox Mill Shopping Center has agreed to fully remediate the groundwater contamination. The Company has received preliminary estimates which indicate that the anticipated costs to remediate the environmental contamination at the Fox Mill Shopping Center will be approximately $75,000 over the course of the next three to four years. Based upon the information provided by the Phase I environmental audit, the Company does not believe that the contamination associated with either the petroleum or the dry cleaning solvent at the Fox Mill Shopping Center poses a material adverse risk to the Company's results of operations, financial condition or liquidity.


     Four Mile Fork Shopping Center. A drycleaning solvent has been detected in the soil below the Four Mile Fork Shopping Center. The Company intends to conduct additional testing to determine the extent of contamination and the appropriate remediation measures, if any. In any event, the Company does not intend to close the acquisition of Four Mile Fork Shopping Center without a closure letter from the responsible regulatory authority or adequate indemnification from the seller of the center.


     All of the Properties (including the New Retail Properties) have been subject to Phase I or similar environmental audits (which involved a general inspection without soil sampling or groundwater analysis) by independent environmental consultants. These environmental audits have not revealed any significant environmental liability that would have a material adverse effect on the Company's business. No assurance can be given that the environmental studies that were performed at the properties would disclose all environmental liabilities thereon, that any prior owner thereof did not create a material environmental condition not known to the Company or that a material environmental condition does not otherwise exist as to any of the Properties.

LEGAL PROCEEDINGS

     Neither the Company nor the Properties are presently subject to any material litigation nor, to the Company's knowledge, is any material litigation threatened against the Company or the Properties, other than routine litigation and administrative proceedings arising in the ordinary course of business, which collectively are not expected to have a material adverse effect on the business, financial condition or results of operations of the Company.

                               USE OF PROCEEDS



     The net proceeds to the Company from the sale of Common Stock offered hereby, after payment of all expenses of the Offering, are estimated to be approximately $27.9 million ($32.1 million if the Underwriters' over-allotment option is exercised in full). The net cash proceeds of the Offering will be used as follows: approximately $18.8 million for the purchase of the New Retail Properties (the balance of the purchase price of the New Retail Properties will be paid for by the issuance of Common Units and assumption of indebtedness); approximately $4.7 million to repay existing indebtedness (with a weighted average interest rate of 8.5% and a weighted average term to maturity of nine years from September 30, 1996), approximately $1.9 million for property expansions and approximately $2.5 million for working capital. The foregoing represent estimates and the actual amounts and timing of such expenditures will depend upon numerous factors including the timing of acquisitions, renovations and expansions. If any of the purchases of the New Retail Properties do not close, the balance of any remaining net offering proceeds will be used to reduce indebtedness, for new acquisitions and for general working capital. See "Risk Factors--New Retail Properties." Pending such uses, the Company intends to invest such net proceeds in short-term, income-producing investments which are consistent with the Company's intention to qualify for taxation as a REIT.



     Any net proceeds from the exercise of the Underwriters' over-allotment option will be invested as described above. These funds will be used to develop or acquire additional properties (including expansion and redevelopment of the Properties) consistent with the Company's investment policies and growth strategies.

              PRICE RANGE OF THE COMMON STOCK AND DISTRIBUTIONS

     The Company's Common Stock began trading on the Nasdaq National Market ('NASDAQ') on June 27, 1995 and on the NYSE on August 13, 1996. The table below sets forth for the fiscal periods indicated the high and low sales prices per share of the Company's Common Stock, as reported on the NYSE composite tape or NASDAQ and the distributions paid for such periods.



                                                                   DISTRIBUTIONS
                                                 HIGH       LOW      PER SHARE
                                                 ----       ---    -------------
1995
  Third Quarter...............................  $18        $17         $.4875
  Fourth Quarter..............................   18 1/2     17          .4875
1996
  First Quarter...............................   19         17 3/4      .4875
  Second Quarter..............................   20 1/2     18 1/4      .4875
  Third Quarter...............................   21 1/4     19 1/4      .4875
  Fourth Quarter (through November 21, 1996)..   23         20 5/8        (1)

----------
(1) On October 19, 1996, the Company declared a distribution of $0.4875 per share to the holders of Common Stock of record on November 1, 1996, payable on November 15, 1996. Purchasers of Common Stock offered hereby will not be entitled to such distribution.



     On November 21, 1996, the closing sale price of the Common Stock as reported on the NYSE was $21 3/4 per share. As of November 21, 1996, the approximate number of holders of record of the Common Stock was 144.



    For the year ended December 31, 1995 100% (or $1.95 per share) of the distributions made through December 31, 1995 on the Common Stock represented a return of capital for federal income tax purposes.

     In the future, the Company's ability to make distributions will be affected by a number of factors, including the revenues received from its properties, the operating expenses of the Company, the interest expense incurred on outstanding indebtedness, the ability of tenants to meet their obligations under leases, unanticipated capital expenditures and dividends received from the Management Company. In addition, if the Exchangeable Debentures are exchanged for Convertible Preferred Stock annual cash available for distribution will be reduced by approximately $375,000.

One or more of the foregoing factors could limit the Company's ability to maintain distributions at the current level.


     Management believes that the amount of cash available for distribution not distributed will be sufficient to cover: (i) tenant allowances and other costs associated with the renewal or replacement of current tenants as their leases expire, (ii) recurring capital expenditures that will not be reimbursed by tenants and (iii) unforeseen cash needs. The expected amount of distributions will not allow the Company, using only cash from operations, to retire all of its debt when due, and therefore the Company will be required to seek additional debt or equity financings, and/or sell properties, to repay such debt.


     Federal income tax law requires a REIT to distribute annually at least 95% of its REIT taxable income. For the twelve-month period ended December 31, 1995, the amount of distributions necessary to maintain the Company's REIT status for that year would have been approximately $2.9 million or $1.26 per share of Convertible Preferred Stock. Based on the level of distributions on the Common Stock constituting a return of capital, the Company would not have been required to make any distributions on the Common Stock in 1995 in order to satisfy its obligation under Federal income tax law to distribute annually at least 95% of its REIT taxable income.

     Distributions by the Company to the extent of its current or accumulated earnings and profits for Federal income tax purposes, other than capital gain dividends, will be taxable to stockholders as ordinary dividend income. Capital gain dividends generally will be treated as long-term capital gains. Distributions in excess of earnings and profits generally will be treated as a non-taxable reduction of the stockholder's basis in the stock to the extent thereof, and thereafter as taxable gain. Distributions treated as non-taxable reduction in basis will have the effect of deferring taxation until the sale of a stockholder's capital stock. For a discussion of the tax treatment of distributions to holders of shares of capital stock, see 'Federal Income Tax Considerations--Taxation of Taxable U.S. Stockholders.'

                                CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company and the pro forma capitalization of the Company as of September 30, 1996, after giving effect to the sale of the Common Stock offered hereby, certain acquisitions and the application of the net proceeds from the Offering as described under the caption 'Use of Proceeds.' The information set forth in the following table should be read in conjunction with the consolidated financial statements and notes thereto and the pro forma financial information and notes thereto included elsewhere in this Prospectus, as well as 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'


                                                                                              SEPTEMBER 30, 1996
                                                                                         -------------------------
                                                                                         HISTORICAL      PRO FORMA
                                                                                         ----------      ---------
                                                                                              (IN THOUSANDS)
Mortgage and other notes payable..................................................        $162,346        $186,976
Exchangeable Debentures(1)........................................................          25,000          25,000
Minority interest(2)..............................................................          12,573          18,948
Stockholders' equity:(3)
Preferred Stock,  $.01 par value, 10,000,000 shares authorized;
 Convertible Preferred Stock, $.01 par value, 3,750,000 shares designated;
 2,314,189 shares issued and outstanding(4).......................................              23              23
Common Stock, $.01 par value, 90,000,000 shares authorized;
 3,291,245 and 4,791,245 shares issued and outstanding,
 respectively.....................................................................              32              47
Additional paid-in capital........................................................          86,538         114,226
Accumulated distributions in excess of earnings...................................         (16,758)        (16,758)
                                                                                           --------        --------
    Total stockholders' equity....................................................          69,835          97,538
                                                                                           --------        --------
        Total capitalization......................................................        $269,754        $328,462
                                                                                          =========       =========

____________
(1) The $25.0 million of Exchangeable Debentures, due 1999, are exchangeable for shares of Convertible Preferred Stock at $25.00 per share (1,000,000 shares) and are collateralized by two Properties.

(2) Reflects the 421,215 Exchangeable Preferred Units and 709,716 (Historical) and 1,009,716 (Pro Forma) Common Units of the Operating Partnership not owned by the Company.

(3) Does not include: (i) 709,716 (Historical) and 1,009,716 (Pro Forma) shares of Common Stock and 421,215 shares of Convertible Preferred Stock reserved for issuance upon exchange of issued and outstanding Common Units and Exchangeable Preferred Units, respectively, (ii) 594,874 shares of Common Stock reserved for issuance under the 1994 Stock Incentive Plan, 1994 Contingent Stock Awards and 1996 Contingent Stock Awards. See 'Management--Compensation of Officers.'

(4) The Convertible Preferred Stock has a stated liquidation preference of $25.00 per share, is convertible (based on the then-applicable liquidation preference of the Convertible Preferred Stock) on or after May 31, 1999 into shares of Common Stock at a conversion price equal to $19.50, and is not redeemable by the Company prior to July 15, 1999.

      SELECTED PRO FORMA AND HISTORICAL FINANCIAL AND PORTFOLIO INFORMATION


     The following tables set forth pro forma summary financial information for the Company and historical summary financial information for the Company and its predecessor, the FWM Group. The following selected financial information should be read in conjunction with the discussion set forth in 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' and all of the financial statements and notes thereto included elsewhere in this Prospectus. The historical operating data of the Company and its predecessor for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 have been derived from the historical consolidated financial statements audited by Coopers & Lybrand L.L.P., independent accountants, whose report with respect to the information for the years ended December 31, 1993, 1994 and 1995 is included elsewhere in this Prospectus. The operating data for the nine months ended September 30, 1995 and 1996 has been derived from the unaudited consolidated financial statements of the Company. In the opinion of management, the operating data for the nine months ended September 30, 1995 and 1996 included all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.



     The unaudited selected pro forma information for the year ended December 31, 1995 is presented as if: (i) the June 1995 Offering had occurred and the proceeds therefrom had been used, as of January 1, 1995, to purchase the Retail Properties acquired in connection with the June 1995 Offering; and (ii) the Offering had occurred and the net proceeds therefrom had been used as of January 1, 1995 as described in 'Use of Proceeds,' and the 1996 Acquisitions had occurred as of January 1, 1995. The unaudited selected pro forma information for the nine months ended September 30, 1996 is presented as if the Offering had occurred and the net proceeds therefrom had been used, as of January 1, 1996, as described in 'Use of Proceeds,' and the 1996 Acquisitions had occurred as of January 1, 1996. The pro forma financial information is not necessarily indicative of what the actual results of operations of the Company would have been for the period indicated, nor does it purport to represent the results of operations for future periods.


     Per share data for periods prior to the formation of the Company are not relevant to the historical combined financial statements of the FWM Group because such financial statements are a combined presentation of the predecessor entities. Historical operating results, including net income, may not be comparable to future operating results because of the recapitalization resulting from the formation of the Company. In addition, the Company believes that the book value of the Properties, which reflects historical cost of such assets, less accumulated depreciation, is not indicative of the fair value of the Properties.


                                           YEAR ENDED DECEMBER 31,                  NINE MONTHS ENDED SEPTEMBER 30,
                                 ---------------------------------------------   ------------------------------------
                                                                     PRO FORMA                            PRO FORMA
                                 1991    1992    1993   1994    1995    1995        1995        1996         1996
                                 ----    ----    ----   ----    ---- ---------      ----        ----      ---------
                                                                     (UNAUDITED) (UNAUDITED) (UNAUDITED)  (UNAUDITED)
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
FINANCIAL INFORMATION:
 Revenues:
  Minimum rent................ $10,362 $10,242 $10,594 $14,701 $23,276 $35,874    $16,597      $23,408      $28,724
  Percentage rent.............     134     114      68     255     495   1,063        302          501          763
  Tenant reimbursements.......   1,802   1,642   1,889   2,823   4,362   6,762      3,106        5,015        6,272
  Third-party fees............   1,400   3,095   4,396   1,912      --      --         --           --           --
  Other income................     520     310     245     508   1,447   1,505        787        1,189        1,204
                               ------- ------- ------- ------- ------- -------    -------      -------      -------
   Total revenues.............  14,218  15,403  17,192  20,199  29,580  45,204     20,792       30,113       36,963
 Expenses:
  Property operating and
   maintenance................   4,475   4,726   5,137   6,299   7,229  10,555      5,024        7,623        9,422
  General and administrative..   1,162   2,115   2,665   1,356   2,831   2,831      2,152        2,348        2,348
  Interest....................   8,947   8,144   7,909   9,301  11,230  17,088      8,095       11,025       13,467
  Depreciation and
   amortization...............   2,441   2,514   2,721   4,579   5,808   8,943      4,162        5,783        7,075
                               ------- ------- ------- ------- ------- -------    -------      -------      -------
   Total expenses.............  17,025  17,499  18,432  21,535  27,098  39,417     19,433       26,779       32,312
                               ------- ------- ------- ------- ------- -------    -------      -------      -------
Income (loss) before income
 from Management Company,
 extraordinary item and
minority interest.............  (2,807) (2,096) (1,240) (1,336)  2,482   5,787      1,359        3,334        4,651
Income from Management
 Company(1)...................      --      --      --     500     449     449        361           97           97
                               ------- ------- ------- ------- ------- -------    -------      -------      -------
Income (loss) before
 distributions to preferred
 stockholders, extraordinary
 item and minority interest...  (2,807) (2,096) (1,240)   (836)  2,931   6,236      1,720        3,431        4,748
Extraordinary item............      --      --   2,665   2,251      --      --         --           --           --
                               ------- ------- ------- ------- ------- -------    -------      -------      -------
Net income (loss)............. $(2,807)$(2,096) $1,425
                               ======= =======  ======
Income before minority
 interest and distributions to
 preferred stockholders.......                           1,415   2,931   6,236      1,720        3,431        4,748
(Income) loss allocated to
 minority interest............                          (1,101)   (602)   (977)       (87)        (486)        (746)
                                                       ------- ------- -------    -------      -------      -------
Income before distributions to
 preferred stockholders.......                             314   2,329   5,259      1,633        2,945        4,002
Distributions to preferred
 stockholders.................                          (1,811) (5,117) (5,641)    (3,728)      (4,231)      (4,231)
                                                       ------- ------- -------    -------      -------      -------
Loss allocated to common
 stockholders.................                         $(1,497)$(2,788) $ (382)   $(2,095)     $(1,286)       $(229)
                                                       ======= ======= =======    =======      =======      =======
  Net loss per Common
   Share(2)...................                          $(0.95)$ (1.19) $(0.08)    $(1.01)      $(0.40)      $(0.05)
                                                       ======= ======= =======    =======      =======      =======
Shares of Common Stock, in
 thousands....................                           1,574   2,351   4,701      2,081        3,227        4,727
                                                       ======= ======= =======    =======      =======      =======


                                                                                                            NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                                 SEPTEMBER 30,
                                   -------------------------------------------------------------------  -------------------------
                                                                                            PRO FORMA
                                      1991       1992       1993       1994       1995         1995         1995        1996
                                      ----       ----       ----       ----       ----      ---------       ----        ----
                                                                                           (UNAUDITED)  (UNAUDITED)  (UNAUDITED)
                                                      (DOLLARS IN THOUSANDS, EXCEPT RETAIL PROPERTY INFORMATION)
BALANCE SHEET INFORMATION:
 Rental properties, gross........  $  85,663  $  87,299  $  87,749  $ 175,213  $ 228,092                 $ 211,885    $ 285,774
 Total assets....................     83,552     82,798     81,056    172,487    227,405                   210,695      274,969
 Mortgage and other notes
 payable.........................     90,834     93,918     92,382     89,858    116,182                    99,486      162,346
 Exchangeable Debentures.........     --         --         --         25,000     25,000                    25,000       25,000
 Total liabilities...............     97,032     99,235     96,216    117,925    145,241                   127,067      192,561
 Minority interest(3)............     --         --         --          8,580     11,088                    11,059       12,573
 Stockholders' equity
 (deficit).......................    (13,480)   (16,437)   (15,160)    45,982     71,076                    72,569       69,835

RETAIL PROPERTY INFORMATION:
 Retail Occupancy................       90.8%      94.6%      95.4%      94.7%      96.0%                     95.6%        96.1%
 Number of Retail Properties.....         14         14         14         20         27          39            26           33
 Retail Properties GLA (thousands
   of square feet)...............      1,186      1,186      1,186      2,014      2,646       3,910         2,645        3,286
 Average rent(4):
   Retail Properties (per square
     foot).......................  $    8.89  $    9.07  $    9.16  $   10.08  $   10.28                               $  10.54

OTHER DATA:(5)
 Funds From Operations(6)........                                              $  10,539     $16,979     $   7,382     $ 10,264
 Cash flow from operating
   activities....................  $     785  $   1,037  $     831  $   3,164     10,003                     6,788        9,466
 Cash flow (used in) investing
   activities....................     (3,998)    (1,636)      (450)   (56,236)   (29,884)                  (15,271)     (42,260)
 Cash flow provided by (used in)
   financing activities..........      2,846        367       (529)    53,615     26,574                    14,076       26,858

                                       NINE MONTHS ENDED
                                         SEPTEMBER 30,
                                   -------------------------
                                          PRO FORMA
                                             1996
                                          ---------
                                         (UNAUDITED)
BALANCE SHEET INFORMATION:
 Rental properties, gross........         $ 341,478
 Total assets....................           333,677
 Mortgage and other notes
 payable.........................           186,976
 Exchangeable Debentures.........            25,000
 Total liabilities...............           217,191
 Minority interest(3)............            18,948
 Stockholders' equity
 (deficit).......................            97,538

RETAIL PROPERTY INFORMATION:
 Retail Occupancy................              95.6%
 Number of Retail Properties.....                39
 Retail Properties GLA (thousands
   of square feet)...............             3,910
 Average rent(4):
   Retail Properties (per square
     foot).......................         $   10.43

OTHER DATA (FOR THE YEAR OR SIX
 MONTHS ENDING AS OF THE DATE
 INDICATED):
 Funds From Operations(5)........         $  12,873
 Cash flow from operating
   activities....................
 Cash flow (used in) investing
   activities....................
 Cash flow provided by (used in)
   financing activities..........
----------

(1) Subsequent to June 27, 1994, activity of the Management Company is being reflected using the equity method of accounting.

(2) Because the Company's income is based on its percentage interest in the Operating Partnership's income, the net loss per share would be unchanged for the periods presented even if Common Units were exchanged for Common Stock of the Company.

(3) Reflects the Exchangeable Preferred Units and Common Units of the Operating Partnership not owned by the Company.

(4) Represents base rent divided by square feet leased, for the annualized 12-month period.

(5)  For the year or nine months ending as of the date indicated.

(6) The Company considers Funds From Operations to be an appropriate measure of the performance of an equity REIT. On March 3, 1995, NAREIT adopted the NAREIT White Paper on Funds From Operations (the 'NAREIT White Paper') which provided additional guidance on the calculation of Funds From Operations. Funds From Operations is defined by NAREIT as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect Funds From Operations on the same basis. Funds From Operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity or of ability to make distributions.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion should be read in conjunction with the 'Selected and Pro Forma and Historical Financial and Portfolio Information' and all of the historical and pro forma financial statements and the notes thereto appearing elsewhere in this Prospectus. The pro forma information assumes the completion of the June 1995 Offering and the Offering (and the application of the proceeds therefrom) at the beginning of the periods indicated.

RESULTS OF OPERATIONS


     Pro forma results of operations of the Company for the nine months ended September 30, 1996 compared to the historical results for the nine months ended September 30, 1996.

     For the nine months ended September 30, 1996, the net loss allocated to common stockholders on a pro forma basis decreased by $1.1 million from a net loss of $1.3 million to a net loss of $0.2 million, when compared to the nine months ended September 30, 1996, primarily due to an increase in revenues offset by an increase in expenses and income allocated to minority interests.

     Total revenues increased by $6.9 million or 22.9%, from $30.1 million to $37.0 million, due primarily to an increase in minimum rents of $5.3 million and tenant reimbursements of $1.3 million. The increases are due to the effect of the expected purchase of the New Retail Properties.

     Property operating and maintenance expense increased by $1.8 million, or 23.7%, from $7.6 million to $9.4 million, primarily due to the effect of the expected purchase of the New Retail Properties.

     Interest expense increased by $2.5 million, or 22.7%, from $11.0 million, to $13.5 million primarily due to the increased mortgage indebtedness associated with the expected purchase of the New Retail Properties.

     Depreciation and amortization expenses increased by $1.3 million, or 22.4%, from $5.8 million to $7.1 million, primarily due to the effect of the expected purchase of the New Retail Properties.

     Income allocated to minority interest increased by $0.3 million from $0.5 million to $0.8 million due to an increase in net income.

     Comparison of the nine months ended September 30, 1996 to the nine months ended September 30, 1995.

     For the nine months ended September 30, 1996, the net loss allocated to common stockholders decreased by $0.8 million from a net loss of $2.1 million to a net loss of $1.3 million, when compared to the nine months ended September 30, 1995, primarily due to an increase in the amount of revenues offset by an increase in expenses, distributions to holders of Convertible Preferred Stock, and income allocated to minority interest.

     Total revenues increased by $9.3 million, or 44.7%, from $20.8 million to $30.1 million, primarily due to an increase in minimum rents of $6.8 million and tenant reimbursements of $1.9 million. The increases were primarily due to the 1995 and 1996 Acquisitions.

     Property operating and maintenance expense increased by $2.6 million, or 52.0%, from $5.0 million to $7.6 million, primarily due to the 1995 and 1996 Acquisitions. General and administrative expenses increased by 9.1% or $0.2 million, from $2.2 million to $2.4 million, primarily due to New York Stock Exchange filing fees of $0.2 million, bonuses of $0.2 million and other expenses of $0.2 million offset by a decrease of $0.4 million for compensation paid or payable in Company stock.

     Interest expense increased by $2.9 million, or 35.8%, from $8.1 million, to $11.0 million, primarily due to the increased mortgage indebtedness associated with the purchase of the 1995 and 1996 Acquisitions.

     Depreciation and amortization expenses increased by $1.6 million, or 38.1%, from $4.2 million to $5.8 million, primarily due to the 1995 and 1996 Acquisitions.

     During the nine months ended September 30, 1996, distributions payable to owners of the Convertible Preferred Stock increased from $3.8 million to $4.2 million due to the issuance of Preferred Stock to the former owners of Laburnum Park Shopping Center, Laburnum Square Shopping Center, Glen Lea Shopping Center, Hanover Village Shopping Center and Firstfield Shopping Center.

     Income allocated to minority interest increased by $0.4 million from $0.1 million to $0.5 million due to an increase in net income.

     Pro forma results of operations of the Company for the year ended December 31, 1995 compared to the historical results for the year ended December 31, 1995.

     For the year ended December 31, 1995, the net loss allocated to common stockholders on a pro forma basis decreased by $2.4 million from a net loss of $2.8 million to a net loss of $0.4 million, when compared to the year ended December 31, 1995, primarily due to an increase in revenues offset by an increase in expenses, distributions to holders of Convertible Preferred Stock, and income allocated to minority interests.


     Total revenues increased by $15.6 million or 52.7%, from $29.6 million to $45.2 million, due primarily to an increase in minimum rents of $12.6 million and tenant reimbursements of $2.4 million. The increases were primarily due to the purchase of Festival at Woodholme Shopping Center on June 1, 1995, Glen Lea, Hanover Village, Laburnum Park and Laburnum Square on July 1, 1995, Kenhorst Plaza on October 12, 1995 and Firstfield Shopping Center on November 15, 1995 (the '1995 Acquisitions') and the purchase of Stefko Boulevard and 15th & Allen Shopping Centers on January 4, 1996, Clopper's Mill Village Center on March 1, 1996, Centre Ridge Marketplace on March 29, 1996, Takoma Park Shopping Center on April 29, 1996 and Southside Marketplace on June 7, 1996 (the '1996 Acquisitions') and the expected purchase of the New Retail Properties (together the 'Acquisitions').


     Property operating and maintenance expense increased by $3.4 million, or 47.2%, from $7.2 million to $10.6 million, due primarily to the Acquisitions.

     Interest expense increased by $5.9 million, or 52.7%, from $11.2 million, to $17.1 million due primarily to the increased mortgage indebtedness associated with the purchase of the Acquisitions.

     Depreciation and amortization expenses increased by $3.1 million, or 53.4%, from $5.8 million to $8.9 million, primarily due to the Acquisitions.

     Distributions   payable  to  owners  of  the  Convertible  Preferred  Stock increased from $5.1 million to $5.6 million due to the issuance of Preferred Stock to the former owners of the UDR Properties during 1995.

     Income allocated to minority interest increased by $0.4 million from $0.6 million to $1.0 million due to an increase in net income.

     Comparison of the year ended December 31, 1995 to the year ended December 31, 1994.

     For the year ended December 31, 1995, net loss allocated to common stockholders increased by $1.3 million from a net loss of $1.5 million to a net loss of $2.8 million, when compared to the year ended December 31, 1994, primarily due to an increase in expenses and distributions to holders of Convertible Preferred Stock, offset by an increases in revenues and a decrease in income allocated to minority interest.

     Total revenues increased by $9.4 million or 46.5%, from $20.2 million to $29.6 million, due primarily to an increase in minimum rents of $8.6 million and tenant reimbursements of $1.5 million, partially offset by a decrease in third-party fees of $1.9 million due to the change in the ownership of the Management Company from voting to nonvoting stock and the related change in the method of accounting for the Management Company, effective June 27, 1994. The increases were primarily due to the purchase of Brafferton Shopping Center, Davis Ford Crossing, First State Plaza, Fox Mill Shopping Center, Mayfair Shopping Center and Valley Centre (the "1994 Acquisitions") on June 27, 1994 resulting in only six months revenues being included in the year ended December 31, 1994 and the the 1995 Acquisitions.

     Property operating and maintenance expense increased by $0.9 million, or 14.8%, from $6.3 million to $7.2 million, due primarily to the purchase of the 1994 Acquisitions on June 27, 1994 resulting in only six months of expenses being included in the year ended December 31, 1994 and the 1995 Acquisitions. Property operating and maintenance expenses as a percentage of total revenues decreased from 31% in 1994 to 24% in 1995 primarily due to savings in property management fee expenses due to the increased size of the Company's portfolio and a reduction in the reserve for allowance for doubtful accounts.

     General and administrative expenses increased by $1.4 million, or 100.0%, from $1.4 million to $2.8 million due primarily to compensation paid or payable in company stock in the amount of $1.8 million to key employees offset by the change in accounting for the Management Company on June 27, 1994, resulting from the change in ownership from voting to non-voting stock. Prior to June 27, 1994, the expenses of the Management Company were consolidated with the properties. Subsequent to June 27, 1994, activity of the Management Company is being reflected using the cost method of accounting (1994) and the equity method of accounting (1995).


     Interest expense increased by $1.9 million, or 20.4%, from $9.3 million, to $11.2 million, due primarily to the 1995 Acquisitions.


     Depreciation and amortization expenses increased by $1.2 million, or 26.1%, from $4.6 million to $5.8 million, primarily due to an increase in depreciable basis due to the 1995 Acquisitions and a full year of depreciation on the 1994 Acquisitions.


     During 1995, distributions payable to owners of the Convertible Preferred increased by $3.3 million from $1.8 million to $5.1 million primarily due to the preferred stock being outstanding for only six months in 1994 and the issuance of an additional 358,000 shares during 1995.

     Income allocated to minority interest decreased by $0.5 million from $1.1 million to $0.6 million for the year ended December 31, 1995 primarily because all pre-June 27, 1994 income was allocated to minority interests in 1994, partially offset by increased earnings in 1995. During 1994 there was extraordinary income of $2.3 million. There was no such item during 1995.

     Potomac Plaza's occupancy rate as of December 31, 1995 was 75.3%. The Company completed a renovation of the shopping center in April 1996 which should increase the marketability of the property. As of September 30, 1996, the occupancy rate had increased to 95%. Broadmoor Apartments occupancy was 71.9% as of December 31, 1995 primarily due to the closing of the Charleston, South Carolina Naval Base. Broadmoor has historically relied on the Navy Base as a source of tenants. The Company completed an exterior renovation of the property and has renamed the property Park Place. These activities should increase the marketability of the apartments.

     Net cash flow provided by operating activities increased from $3.2 million in 1994 to $10.0 million in 1995, primarily due to the acquisition of new properties during 1995 and realizing the full years operations from properties purchased in 1994 and improved property performance. Net cash flows used in investing activities decreased from $56.2 million in 1994 to $29.9 million in 1995 primarily due to a decrease in the amount of property acquisitions during 1995. Net cash flow provided by financing activities decreased from $53.6 million to $26.6 million primarily due to a decrease in the amount of equity capital raised and a decrease in acquisitions in 1995 resulting in less financing needs.

     Comparison of the year ended December 31, 1994 for the Company to the year ended December 31, 1993 for the FWM Group.


     For the year ended December 31, 1994, total revenues increased by $3.0 million, or 17.4%, from $17.2 million to $20.2 million, due primarily to an increase in minimum rents of $4.1 million and tenant reimbursements of $0.9 million, partially offset by a decrease in third-party fees of $2.5 million due to the change in the ownership of the Management Company from voting to nonvoting stock and the related change in the method of accounting for the Management Company, effective June 27, 1994. The increases were primarily due to the purchase of the 1994 Acquisitions on June 27, 1994 resulting in six months revenues being included in the year ended December 31, 1994.

     Property operating and maintenance expense increased by $1.2 million, or 23.5%, from $5.1 million to $6.3 million, due primarily to the purchase of the 1994 Acquisitions on June 27, 1994 resulting in six months expenses being included in the year ended December 31, 1994.


     General and administrative expenses decreased by $1.3 million, or 48.1%, from $2.7 million to $1.4 million, due primarily to the change in accounting for the Management Company on June 27, 1994, resulting from the change in ownership from voting to non-voting stock. Prior to June 27, 1994, the expenses of the Management Company were consolidated with the Properties. Subsequent to June 27, 1994 and until December 31, 1994, activity of the Management Company is being reflected using the cost method of accounting.


     Interest expense increased by $1.4 million, or 17.7%, from $7.9 million to $9.3 million, due primarily to the amortization of loan costs associated with the $38.5 million Nomura Mortgage Loan (including amortization of the interest rate cap in the amount of $0.5 million), issuance of $25.0 million Exchangeable Debentures, assumption of $14.4 million of debt related to the 1994 Acquisitions and amortization of deferred loan costs associated with the modification of existing debt.

     Depreciation and amortization expenses increased by $1.9 million, or 70.4%, from $2.7 million to $4.6 million, primarily due to an increase in depreciable basis due to the purchase of the 1994 Acquisitions. During 1994, distributions of $1.8 million were paid to owners of the Convertible Preferred Stock and Exchangeable Preferred Units. There was no similar items during the year ended December 31, 1993. Income of $1.1 million was allocated to the minority interest during the year ended December 31, 1994. There were no similar item during the year ended December 31, 1993.


     Net income decreased by $2.9 million from a net income of $1.4 million to a net loss of $1.5 million, when compared to the year ended December 31, 1993, primarily due to a distribution to holders of Convertible Preferred Stock, and an allocation of income to minority interests.

     Net cash flow provided by operating activities increased from $0.8 million in 1993 to $3.2 million in 1994, primarily due to improved property performance and income from the Management Company.


     Net cash flows used in investing activities increased from $0.5 million in 1993 to $56.2 million in 1994 due primarily to the purchase of the 1994 Acquisitions in the amount of $76.1 million (net of debt assumed of $14.4 million) and the issuance of Exchangeable Preferred Units of $8.8 million.


     Net cash flow provided by financing activities increased from a use of $0.5 million in the 1993 to a source of $53.6 million in 1994. The increase was primarily due to proceeds from the Exchangeable Debentures, sale of Common Stock, sale of Convertible Preferred Stock and new mortgage borrowings, offset by repayments of mortgage notes.

LIQUIDITY AND CAPITAL RESOURCES


     As of September 30, 1996, the Company had total indebtedness of approximately $187.3 million (including $25.0 million of debentures and approximately $162.3 million of mortgages and lines of credit). The mortgage indebtedness consisted of approximately $155 million in indebtedness collateralized by 32 of the Properties and tax-exempt bond financing obligations issued by the

Philadelphia Authority for Industrial Development (the 'Bond Obligations') of approximately $7.3 million collateralized by one of the properties. Of the Company's mortgage indebtedness $26.8 million (14.3%) is variable rate indebtedness, and $160.5 million (85.7%) is at a fixed rate. This indebtedness has interest rates ranging from 5.0% to 9.6%, with a weighted average interest rate (excluding the Bond Obligations) of 7.6%, and will mature between 1997 and 2021. A large portion of the Company's indebtedness will become due by 1999, requiring payments of $3.2 million in 1997, $13.5 million in 1998 and $87.0 million in 1999. From 1997 through 2021, the Company will have to refinance an aggregate of approximately $187.7 million. Since the Company anticipates that only a small portion of the principal of such indebtedness will be repaid prior to maturity and the Company will likely not have sufficient funds on hand to repay such indebtedness, the Company will need to refinance such indebtedness through modification or extension of existing indebtedness, additional debt financing or through additional offering of equity securities.

     On June 27, 1994, the Company borrowed $38.5 million under new mortgage loans (collectively, the 'Nomura Mortgage Loan') collateralized by five of the properties. These loans, which bear interest at 30-day LIBOR (5.4% at September 30, 1996) plus 2.0% and mature on July 1, 1999, are closed to prepayment until July 1, 1998 and can be prepaid thereafter based on a 1.50% declining prepayment penalty. To mitigate its exposure to these variable rate loans, the Company entered into a five year interest rate protection agreement for a notional amount of $38.5 million that is effective through the loan's maturity, and caps the interest rate at 6.20% until June 27, 1995, 6.70% until June 27, 1996 and 7.70% from July 1, 1996 until June 27, 1999. The financing cost of the interest rate protection agreement of approximately $3.2 million, is being amortized over the life of the agreement using the effective interest rate method resulting in an effective interest rate on the Nomura Mortgage Loan of approximately 8.9% per annum. The estimated fair market value of the interest rate protection agreement, as determined by the issuing financial institution, was approximately $0.7 million at October 11, 1996.


     In December 1995, the Company entered into two interest rate swap contracts with a notional amount of $38.5 million. The Company intends to hold such contracts, the first of which commenced in July 1996 and expires in June 1999 and the second of which commences in July 1999 and expires in December 2003, until their expiration dates. The purpose of the swaps is to fix the interest rate on the $38.5 million Normura loan through its expiration date of June 1999 at 7.09% and to mitigate any interest rate exposure upon refinancing the loan by fixing the LIBOR rate at 6.375% for the period beginning July 1999 through December 2003. Under the terms of the interest rate contract, the Company will be paying a fixed rate of 5.09% to the counter party to the contract (the 'Counter Party') through June 1999 and a fixed rate of 6.375% through December 2003. The Company will be receiving variable payments from the Counter Party based on 30-day LIBOR through December 2003. The Counter Party has as collateral a $2.4 million restriction on the $5.8 million line of credit it provided the Company (see below). The fair market value of each of the interest rate swaps is determined by the amount at which they could be settled. If the Company had settled these agreements with the Counter Party on October 11, 1996, the Company would have been paid approximately $0.9 million.


     The Company currently has two collateralized revolving lines of credit (the 'Lines of Credit'). The Company currently has a collateralized revolving line of credit of up to $5.8 million from First Union Bank. Loans under the line of credit bear interest at LIBOR plus 2% per annum, and will mature on June 30, 1998. Loans under this line of credit are collateralized by a first mortgage lien on one of the Properties. The loan agreement with respect to the line of credit calls for the amount of the facility to be curtailed at any point when it exceeds 75% of the appraised value of the collateral. During the second quarter, of 1996 the Company closed an additional collateralized revolving line of credit of approximately $7.0 million with Mellon Bank and facility was recently increased to $8.25 million. The loan matures in April 1998. Loans under this line of credit bear interest at LIBOR plus 2% per annum. As of September 30, 1996, $8.3 million was outstanding under the Lines of Credit. Definitive agreements with respect to the Lines of Credit contain customary representations, warranties and covenants.

     The Company expects to meet its short-term liquidity requirements generally through its working capital, net cash provided by operations and draws on its Lines of Credit. The Company believes that the foregoing sources of liquidity will be sufficient to fund liquidity needs through 1997.

     The Company expects, from time-to-time, to meet certain long-term liquidity requirements such as development, property acquisitions, scheduled debt maturities, renovations, expansions and other non-recurring capital improvements through long-term secured and unsecured indebtedness, including the Lines of Credit, and the issuance of additional equity securities (including units of the Operating Partnership and the issuance of shares in this Offering). Any additional issuances of equity securities (including Convertible Preferred Stock and Common Units issued or to be issued in connection with the acquisition of the New Retail Properties) will have the effect of reducing the current stockholders' ownership percentage in the Company. The Company also expects to use funds available under the Lines of Credit to fund acquisitions, development activities and capital improvements on an interim basis. Although management believes that the combination of these sources of funds will be sufficient to meet the Company's liquidity needs and its growth plans, there can be no assurance that such additional financing will be available or as to the terms of such financing.


     The table below sets forth the Company's capital expenditures from 1991 through the nine months ended September 30, 1996. The capital expenditures fall into three categories: recurring, non-recurring and tenant improvements. Recurring capital expenditures are typical repairs and replacements to a property which have been capitalized for financial statement purposes such as roof replacements, mechanical equipment replacements or repaving of a parking lot. Non-recurring capital expenditures are not repair-type items but rather a major renovation or cosmetic facelift of a property. Examples would include a new facade, parking lot or significant expansion. Tenant improvements represent funds expended on a particular tenant to induce a tenant to lease space at the property, including painting, carpeting, floor covering, drop ceiling and mechanical equipment. Such expenditures are typically for work done to the interior of a particular space. The following table summarizes capital expenditures since 1991:


                                NON-
                             RECURRING    PER     RECURRING     PER                    PER
                              CAPITAL    SQUARE    CAPITAL     SQUARE      TENANT     SQUARE
                           EXPENDITURES   FOOT   EXPENDITURES   FOOT    IMPROVEMENTS   FOOT
                           ------------  ------  ------------  ------   ------------  ------

1991......................  $  819,000   $0.71    $178,000     $0.16     $136,000     $0.12
1992......................   1,485,000    1.26      87,000      0.08      187,000      0.16
1993......................      33,000    0.03      96,000      0.08      219,000      0.19
1994......................   2,584,000    1.63     160,000      0.10      504,000      0.32
1995......................     768,000    0.34     363,000      0.16      994,000      0.44
Nine months ended September
30, 1996..................   1,540,000    0.47     429,000      0.13    1,065,000      0.32


     A majority of the non-recurring capital expenditures prior to 1995 was spent on three projects: completion of Phase II of Penn Station in 1991, the renovation and expansion of Bryans Road Shopping Center between 1992 and 1994. Prior to 1995 a large portion of the recurring capital expenditures was for the replacement of roof sections at two properties.

     The Company is currently involved in a number of property renovations and expansions. See 'Prospectus Summary--Recent Developments.'

     The following table sets forth estimated capital expenditures (including those financed through the Offering proceeds) for the year ending December 31, 1996:

                                      NON-RECURRING    RECURRING
                                         CAPITAL        CAPITAL       TENANT
                                      EXPENDITURES    EXPENDITURES  IMPROVEMENTS
                                      -------------   ------------  ------------
Year ending December 31, 1996.......   $1,740,000       $500,000     $1,364,000

INFLATION; ECONOMIC CONDITIONS

     Most of the Company's leases contain provisions designed to partially mitigate the adverse impact of inflation. Such provisions include clauses enabling the Company to receive percentagerents based on tenant's gross sales above predetermined levels, which rents generally increase as prices rise, or escalation clauses which are typically related to increases in the Consumer Price Index or similar inflation indices. Most of the Company's leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation. In addition, the Company periodically evaluates its exposure to interest rate fluctuations, and may enter into interest rate protection agreements which mitigate, but do not eliminate, the effect of changes in interest rates on its floating rate loans. The Company, as a general policy, endeavors to obtain long-term fixed rate financing when obtainable.


     Concurrent with its formation the Company purchased a five-year interest rate cap for the Nomura Mortgage Loan. See '--Liquidity and Capital Resources.' In addition, the cost of the cap of approximately $3.2 million was capitalized and is being amortized over the 5-year term using the effective interest rate method. This resulted in non-cash interest expense in the year ended December 31, 1995 and the nine months ended September 30, 1996 of approximately $930,000 and $529,000, respectively.


     In December 1995, the Company entered into two interest rate swap contracts
with  a  notional  amount  of  $38.5  million.   See  '--Liquidity  and  Capital
Resources.'

     Upon acquisition of additional properties through debt financing or the refinancing of existing debt, the Company will consider the purchase of additional interest rate caps. The effect of these caps will be to reduce the exposure the Company has to increases in interest rates. The purchase of additional interest rate caps will require outlays of capital and could affect the Company's ability to continue its current level of distributions. The costs of any future interest rate caps are dependent upon a number of factors, including fluctuations in interest rates, and may increase in the future.

     The Company's financial results are affected by general economic conditions in the markets in which its properties are located. An economic recession, or other adverse changes in general or local economic conditions, could result in the inability of some existing tenants of the Company to meet their lease obligations and could otherwise adversely affect the Company's ability to attract or retain tenants. The Retail Properties are typically anchored by supermarkets, drug stores and other consumer necessity and service retailers which typically offer day-to-day necessities rather than luxury items. These types of tenants, in the experience of the Company, generally maintain more consistent sales performance during periods of adverse economic conditions.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The persons who are directors and executive officers of the Company, their ages (as of September 30, 1996) and their respective positions are as follows:

       NAME                                     AGE                     POSITION
       ----                                     ---                     --------
Stuart D. Halpert......................          53   Chairman of the Board
William J. Wolfe.......................          44   President, Chief Executive Officer and Director
James G. Blumenthal....................          40   Executive Vice President and Chief Financial Officer
Lester Zimmerman.......................          46   Executive Vice President and Director
Jeffrey S. Distenfeld..................          41   Senior Vice President, Secretary and General Counsel
James G. Pounds........................          40   Senior Vice President
Stephen Mitnick........................          35   Vice President
Stanley T. Burns(1)....................          52   Director
Matthew J. Hart(1).....................          44   Director
William M. Russell(1)..................          60   Director
Heywood Wilansky(1)....................          48   Director

----------
(1) Member of Compensation and Audit Committees.


     The following is a summary of the business experience of the officers, directors and key employees of the Company:

     STUART D. HALPERT. Mr. Halpert is the Chairman of the Board of Directors of the Company. He co-founded the Company's predecessor in 1983 and has been its Chairman since its inception. He has been involved in the real estate industry for over 20 years. Mr. Halpert has played an active role in the structuring of FWM and the many real estate ventures in which its affiliates have participated. In addition, Mr. Halpert has been actively involved with all aspects of the Company's business, including acquisitions, asset management, financing and third-party services. He shares overall responsibility for the Company's day-to-day operations with Mr. Wolfe. Prior to the formation of the Company's predecessor, Mr. Halpert was a practicing attorney specializing in real estate transactions and banking matters. Prior to entering private practice, Mr.
Halpert served as Counsel to the House Banking Committee, U.S. Congress. Mr. Halpert is a past member of the Board of Directors of the District of Columbia National Bank and the National Bank of Commerce. Mr. Halpert is a member of the International Council of Shopping Centers. He received his Bachelor's Degree from Brown University and his Juris Doctor Degree from The George Washington University Law School.

     WILLIAM J. WOLFE. Mr. Wolfe is the President and Chief Executive Officer of the Company. He is also the President, Chief Executive Officer and co-founder of the Company's predecessor. Mr. Wolfe shares overall responsibility for the Company's day-to-day operations with Mr. Halpert, and has been involved in the acquisition, development, financing, construction, renovation, leasing and management of over 75 retail properties. Prior to co-founding the Company's predecessor, from 1979 to 1982, Mr. Wolfe was a principal in a real estate firm that developed, renovated and managed office buildings and condominiums in downtown Washington, D.C. Prior to entering the real estate business, Mr. Wolfe served in the Executive Office of the President of the United States. Mr. Wolfe is a member of the International Council of Shopping Centers, and is a past member of the Board of Directors of the National Bank of Commerce. He received his Bachelor's Degree from Clark University and his Master's Degree from Harvard University.

     JAMES G. BLUMENTHAL. Mr. Blumenthal is an Executive Vice President and the Chief Financial Officer of the Company. Mr. Blumenthal joined the Company's predecessor in 1986 and has served in a variety of positions including Senior Asset Manager and Director of Acquisitions. He has responsibility for accounting and financial reporting for the Company. Prior to joining the Company's predecessor, Mr. Blumenthal was a practicing CPA with the firm of Grant Thornton. He is a member of the American Institute of Certified Public Accountants. Mr. Blumenthal received his

Bachelor's Degree from The George Washington University and his Master's of Science in Taxation from The American University.

     LESTER ZIMMERMAN. Mr. Zimmerman is an Executive Vice President of the Company and co-founder of the Company's predecessor and has primary responsibility for the brokerage activities of the Company. He has over 16 years of experience in the acquisition, management and disposition of commercial properties. Mr. Zimmerman received his Bachelor's Degree from the College of William and Mary. Mr. Zimmerman is a member of the National Multi-Housing Council, the National Association of Real Estate Investment Trusts and the National Housing and Rehabilitation Association. Prior to joining the Company's predecessor, Mr. Zimmerman was an executive with the Xerox Corporation in Washington, D.C and Sydney, Australia.

     JEFFREY S. DISTENFELD. Mr. Distenfeld is a Senior Vice President, Secretary and General Counsel of the Company. He joined the Company's predecessor in 1989 and is responsible for all legal matters. Prior to joining the Company's predecessor, Mr. Distenfeld was a partner with the law firm of Lane and Edson, P.C., where he specialized in real estate and financing transactions. He is a member of the bar of, and qualified to practice in, Maryland, Virginia and the District of Columbia. Mr. Distenfeld received his Bachelor's Degree from The George Washington University and his Juris Doctor Degree from the University of Virginia School of Law.

     JAMES G. POUNDS. Mr. Pounds is a Senior Vice President of the Company and has responsibility for its third-party management business. He joined the Company's predecessor in 1988 and has had a variety of responsibilities, including construction management and supervision of expansion and renovation projects. Prior to joining the Company's predecessor, Mr. Pounds was a Vice President of T.F. Stone, a real estate development firm, where he was responsible for the development and construction of a variety of commercial and multifamily projects. Prior to that, he was a project manager with HKS, Inc., an architectural firm, where he was responsible for development and construction of commercial office properties. Mr. Pounds received his Bachelor's Degree in Engineering from the University of Kansas and Master's of Business Administration and Master's of Architecture from the University of Illinois.

     STEPHEN MITNICK. Mr. Mitnick is a Vice President of the Company and has responsibility for property acquisitions and financings. Prior to joining the Company in 1995, Mr. Mitnick had been engaged for over ten years in real estate consulting, mortgage finance, and property acquisition and disposition. Mr. Mitnick received his Bachelor's Degree from the University of Pennsylvania and Master's of Business Administration degree from The Wharton School with a concentration in finance and real estate.

     STANLEY T. BURNS. Mr. Burns is principal of The Calloway Group, a consulting firm specializing in business strategy and finance. Mr. Burns is the former president and chief executive officer of United Savings Bank in Virginia, and served for over 22 years with Chase Manhattan Bank, N.A. and affiliates. In 1985, Mr. Burns negotiated the acquisition of three banks in Maryland on behalf of the Chase Manhattan Corporation, which banks were then merged to form Chase Bank of Maryland, where he served as president and chief executive officer until 1988. He received his undergraduate degree from Duke University and a Master's Degree from Johns Hopkins University. He is the co- author of Educating Managers and currently serves on the faculty of Johns Hopkins University.

     MATTHEW J. HART. Mr. Hart is the Executive Vice President and Chief Financial Officer of Hilton Hotel Corporation. Mr. Hart is primarily responsible for Hilton's corporate finance and development activities. Prior to joining Hilton, Mr. Hart was Senior Vice President and Treasurer of the Walt Disney Company. Prior to joining Disney, Mr. Hart was Executive Vice President and Chief Financial Officer of Host Marriott Corporation (formerly known as Marriott Corporation). He was responsible for the company's corporate and project financing activities, as well as the corporate control and the corporate tax functions. Before joining Marriott Corporation, Mr. Hart had been a lending officer with Bankers Trust Company in New York. Mr. Hart received his undergraduate degree from Vanderbilt University and a Master's of Business Administration from Columbia University.

     WILLIAM M. RUSSELL. Mr. Russell is the Senior Real Estate Advisor of Aetna, Inc. Prior to his current position, Mr. Russell was chairman of the Real Estate and Mortgage Investment Committee of the Aetna Life & Casualty Companies. Over the term of his association with Aetna, Mr. Russell has held senior positions in virtually every area of its real estate operations, including supervising Aetna's $23 billion mortgage portfolio and serving as past president of Aetna Property Services, a subsidiary engaged in the on-site management of Aetna-owned properties and former chairman of AE Properties, Inc., a subsidiary engaged in real estate development. Mr. Russell is a member of the board of directors and past president of the Connecticut Housing Investment Fund. Mr. Russell was the Governor's appointee to the Connecticut Blue Ribbon Commission on Housing, and he is co-chairman of the Hartford Downtown Development Task Force.

     HEYWOOD WILANSKY. Mr. Wilansky is the President, Chief Executive Officer and a Director of the Bon-Ton Stores, Inc. a retail department store. Prior to joining Bon-Ton Stores in August, 1995 Mr. Wilansky had been the president and chief executive officer of Foley's Department Store, a 50 store division of May Department Stores Company since 1992. Mr. Wilansky is the former president and chief executive officer of Filene's Department Store and the former executive vice president for merchandising of Lord & Taylor. Prior to that, Mr. Wilansky held various positions with Hecht's Department Store of Washington, D.C., most recently serving as senior vice president and general merchandise manager. Mr. Wilansky received his Bachelor's Degree from Canaan College.

BOARD OF DIRECTORS AND COMMITTEES

     The Company is managed by a seven member Board of Directors, a majority of whom are independent of the Company's management. Messrs. Burns, Hart, Russell and Wilansky comprise the Company's current independent directors (the 'Independent Directors'). The Board of Directors is divided into three classes serving staggered three-year terms. See 'Certain Provisions of Maryland Law and the Company's Charter and Bylaws--Classification of the Board of Directors.' The Board is composed of two Class I directors (Messrs. Zimmerman and Russell), two Class II directors (Messrs. Wolfe and Hart), and three Class III directors (Messrs. Halpert, Burns and Wilansky), whose terms will expire upon the election of directors at the annual meeting of stockholders held following the fiscal years ending December 31, 1998, 1999 and 1997, respectively. At each annual meeting of stockholders, directors will be reelected or elected for a full term of three years to succeed those Directors whose terms are expiring. Messrs. Wolfe and Hart were reelected for a full term of three years at the Company's 1996 annual meeting.

     Audit Committee. The Board of Directors has established an Audit Committee consisting of Messrs. Burns, Hart, Russell and Wilansky. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent accountants, reviews the independence of the independent accountants, considers the range of audit and non-audit fees, and reviews the adequacy of the Company's internal accounting controls.

     Compensation Committee Interlocks and Insider Participation. The Compensation Committee was established in November, 1994 and consists of Messrs. Burns, Hart, Russell, and Wilansky, none of whom is or has been an officer or employee of the Company. For a description of the background of each of these individuals, see '--Directors and Executive Officers.' To the Company's knowledge, there were no interrelationships involving members of the Compensation Committee or other directors of the Company requiring disclosures in this Prospectus.

COMPENSATION OF DIRECTORS

     The Company compensates its directors who are not officers of the Company with fees for their services as directors. The fee paid to each of such directors currently is $12,000 annually. The Chairmen of the Audit and Compensation Committees also receive $1,000 per meeting of their respective committees. Under the Stock Incentive Plan described below, non-employee directors receive, upon initial election to the Board of Directors, an option to purchase 2,500 shares of

Common Stock. The exercise price per share of all these options will be equal to the market price at the time of grant. The exercise price for the options granted to each of the existing Independent Directors is $19.50 per share. Each option has a term of 10 years.

COMPENSATION OF OFFICERS

     Executive Officers. The Company was organized as a Maryland corporation in April 1994. The Company did not pay any cash compensation to its executive officers for the year ended December 31, 1993, and did not commence paying salaries until June 1994, immediately following the consummation of the series of transactions by which the Company was formed. The following table sets forth the salary paid, and stock options granted, to the Chief Executive Officer and the other four most highly compensated executive officers of the Company (the 'Named Executive Officers') for the years-ended December 31, 1994 and December 31, 1995. Messrs. Halpert and Wolfe are the only employees that have employment agreements.

     The Named Executive Officers are employed and compensated by both the Company and the Management Company. The Company believes that the effective allocation of such executives' compensation as among such entities reflects the services provided by such executives with respect to each entity.

                          SUMMARY COMPENSATION TABLE

                                                                                             LONG TERM
                                                                                            COMPENSATION
                                          ANNUAL COMPENSATION                                  AWARDS
                                          -------------------                               ------------
                                                                           OTHER             SECURITIES
                                                                           ANNUAL            UNDERLYING
                                                                         COMPENSATION         OPTIONS(4)       STOCK    ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR(1)    SALARY(2)     BONUS          (3)                (#)          GRANTS(5) COMPENSATION
---------------------------          -------   -----------    -----      ------------       ------------    ---------- ------------

William J. Wolfe................        1995    $ 190,000   $  50,000(6)           --                --        22,417             --
  President and Chief                   1994       73,328                          --           146,475            --             --
  Executive Officer
Stuart D. Halpert...............        1995      190,000      50,000(6)           --                --        22,417             --
  Chairman of the                       1994       73,328                          --           146,475            --             --
  Board
Lester Zimmerman................        1995      111,548          --              --                --        14,140   $ 217,442(7)
  Executive Vice                        1994       57,500          --              --                --            --     102,291(7)
  President and Director
Jeffrey S. Distenfeld...........        1995      126,458          --              --                --         2,564             --
  Senior Vice                           1994       57,500          --              --             5,130            --             --
  President,
  General Counsel
James G. Pounds.................        1995      115,000          --              --                --         2,564             --
  Senior Vice                           1994       57,500          --              --             5,130            --             --
  President


     ----------
(1) The Company was founded in April, 1994 and therefore no information is available with respect to prior fiscal years. The Company paid advisory and management fees to FWM of $1,178,000 in 1995. Certain of the named individuals listed in this table have certain ownership interests in FWM. See 'Certain Relationships and Related Transactions.'


(2) Salaries paid in 1994 were based on annual salaries for Messrs. Wolfe and Halpert of $190,000 and Messrs. Zimmerman, Distenfeld and Pounds of $115,000. Includes compensation that was accrued and deferred pursuant to the Company's 401(k) Plan.

(3) Consists of the annual lease value of company-owned automobiles, membership fees to professional organizations, and certain medical and life insurance benefits. The aggregate value of such benefits does not exceed the lesser of $50,000 or 10% of the total annual salary for the named individual.

(4) Represents options which were granted under the Company's 1994 Stock Incentive Plan at an exercise price equal to $19.50 per share (the per share price of Common Stock in the June 1994 Offering). See '--1994 Stock Incentive Plan.' Concurrently with the formation of the Company, the Company issued options to purchase 146,475 shares of Common Stock to each of Messrs. Halpert and Wolfe pursuant to their employment agreements. The term of each such option is 10 years from the date of grant. Such options vest 33 1/3% per year over three years and are exercisable at $19.50 per share. In December 1994, the Company issued options to purchase 5,130 shares of Common Stock to each of Messrs. Distenfeld and Pounds. The term of each such option is 10 years from the date of grant. Such options vest 331/3% per year over three years and are exercisable at $19.50 per share.

(5) Represents shares granted pursuant to the 1994 Contingent Stock Awards. The table does not include 133,334 shares of Common Stock that may be awarded to the Named Executive Officers (or their designees) during the three years following the formation of the Company if certain performance objectives are satisfied pursuant to the 1994 Contingent Stock Awards. Also does not include 128,400 shares of Common Stock that may be awarded to the Named Executive Officers pursuant to the 1996 Restricted Stock Plan, and 60,000 shares of Common Stock that may be awarded to the Named Executive Officers during the two years following March 31, 1998 if certain performance objectives are satisfied pursuant to the 1996 Contingent Stock Awards. See '--Employment Agreements.'

(6) As explained below under '--Employment Agreements.'

(7) Mr. Zimmerman, in his capacity as a licensed real estate broker, received such amount as sales commissions in connection with sales of properties for third-party owners. Mr. Zimmerman receives a share of sales commissions which exceed a predetermined threshold amount.

                              OPTION GRANTS IN 1995

     The Named Executive Officers did not receive any options to purchase Common Stock for the fiscal year ended December 31, 1995. The Company does not have any outstanding stock appreciation rights.

      AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE

     The following table sets forth information related to the number of unexercised stock options at December 31, 1995 for each of the Named Executive Officers listed below. No shares were acquired upon exercise of stock options during 1995, and the 1995 fiscal year-end value of unexercised options was zero:

                                                                     NUMBER OF
                                                                     SECURITIES
                                                                     UNDERLYING
                                                                    UNEXERCISED
                                                                     OPTIONS AT
                                                                       FY-END
                                                                   -------------
                                                                   EXERCISABLE/
NAME                                                               UNEXERCISABLE
----                                                               -------------
Stuart D. Halpert............................................      97,650/48,825
William J. Wolfe.............................................      97,650/48,825
Jeffrey S. Distenfeld.................................... ...        3,420/1,710
James G. Pounds..............................................        3,420/1,710

EMPLOYMENT AGREEMENTS

     Messrs. Halpert and Wolfe have entered into amended employment agreements with the Company effective June 30, 1996. The employment agreements will expire in 1999 and contain non-competition provisions applicable during, and for 18 months following, such officer's employment by the Company.

     The employment agreements provide that, under certain circumstances Messrs. Halpert and Wolfe shall receive a severance benefit equal to the greater of (a) 200% of the sum of (x) employee's annual base salary at the time of such termination plus (y) the average annual bonus or (b) the sum of (x) the annual base salary that the employee would otherwise have been entitled to receive from the time of such termination through the end of the term of the employment agreement plus (y) the average annual bonus annualized from the time of such termination through the end of the employment term. If Mr. Halpert or Mr. Wolfe is terminated prior to the expiration of his employment agreement, he shall continue to receive medical benefits until the date his term of employment otherwise would have expired.


     Each of the employment agreements provides for an annual base salary in the amount of $250,000. The Compensation Committee has discretionary authority to award bonuses to Messrs. Halpert and Wolfe of up to 100% of their base salary, with a targeted annual bonus of 50% of annual base salary, subject to a maximum bonus of $77,500 to each of Messrs. Halpert and Wolfe for bonus payments earned from July 1, 1995 through December 31, 1996. The employment agreements provide that the criteria governing the Compensation Committee's bonus decisions shall be performance-based, based upon such measures as:(i) growth in funds from operations, (ii) growth in total return (measured as the sum of the annual dividend plus increases in the market price of the Company's portfolio), and
(iii) growth in portfolio based upon the original cost of such property.

     In addition, each employment agreement provides for: (i) the issuance of contingent shares pursuant to the 1994 Contingent Stock Awards and the 1996 Contingent Stock Awards as described below; (ii) the issuance of restricted stock pursuant to the 1996 Restricted Stock Plan as described below and (iii) the issuance of options pursuant to the 1994 Stock Incentive Plan as described below.

     1994 Contingent Stock Awards. In connection with the formation of the Company, 200,000 shares of Common Stock (the 'Contingent Shares') were reserved for issuance to Messrs. Halpert and Wolfe (or their designees), during the three-year period following the formation of the Company based upon the achievement of certain performance objectives for each of such three years (the '1994 Contingent Stock Awards'). One-third of the Contingent Shares have been issued to Messrs. Halpert and Wolfe (and their designees) as of the first anniversary date of the formation of the Company. Specifically, Messrs. Halpert and Wolfe each have received 22,417 shares of Common Stock, Lester Zimmerman has received 14,140 shares of Common Stock and Jeffrey S. Distenfeld, James G. Blumenthal and James G. Pounds each received 2,564 shares of Common Stock. At the end of the third year following formation of the Company, Messrs. Halpert and Wolfe shall be issued a number of additional Contingent Shares such that the aggregate amount of Contingent Shares issued (including all previously issued Contingent Shares) is as follows: (i) one-third of the Contingent Shares if Funds From Operations increased by 7%--14% between July 1, 1994 and June 30, 1997; (ii) two-thirds of the Contingent Shares if Funds From Operations increased by 14%--21% between July 1, 1994 and June 30, 1997; and (iii) all of the Contingent Shares if Funds From Operations increased by 21% or more between July 1, 1994 and June 30, 1997. It is anticipated that the Company will meet the performance criteria required to issue the remaining Contingent Shares to Messrs. Halpert and Wolfe (and their designees) in 1997.


     1996 Contingent Stock Agreements. In April 1996, the stockholders of the Company approved Contingent Stock Agreements (the '1996 Contingent Stock Awards') between the Company and each of Messrs. Halpert and Wolfe. Messrs. Halpert's and Wolfe's Agreements are identical. The principal features of the 1996 Contingent Stock Awards are summarized below but the description is qualified in its entirety by reference to the 1996 Contingent Stock Agreements themselves which are filed as Exhibits to the Registration Statement of which this Prospectus forms a part.

     As of April 1, 1996, 60,000 shares of Common Stock were reserved for grant under the 1996 Contingent Stock Agreements (30,000 shares for each of Messrs. Halpert and Wolfe). No shares of Common Stock have been granted under the 1996 Contingent Stock Agreements.

     The 1996 Contingent Stock Agreements are administered by the Compensation Committee of the Board of Directors (the 'Committee'). The 1996 Contingent Stock Awards provide that each of Messrs. Halpert and Wolfe will be granted Common Stock on the dates and in the amounts set forth in the table below if the Committee determines that the Company has materially met certain targeted performance criteria, set forth in the Company's annual budgeted financial projections which shall include, but not be limited to, rental and other revenues and net operating income during the performance periods shown in the following table:

                                                  NUMBER OF
                                             SHARES OF CONTINGENT
   DATE OF GRANT       PERFORMANCE PERIOD     STOCK TO BE GRANTED
   -------------       ------------------    --------------------
March 31, 1998            07/01/97--12/31/97            5,000
March 31, 1999            01/01/98--12/31/98           12,500
March 31, 2000            01/01/99--12/31/99           12,500


The Common Stock will not be issued until the Contingent Stock Award has vested, and Messrs. Halpert and Wolfe will have no voting or dividend rights prior to the time which the vesting conditions are satisfied. Ungranted Contingent Stock may be transferred only by will or by the laws of descent and distribution.


     The following table sets forth the shares of Common Stock received pursuant to the Contingent Stock Agreements:

                                                                               NUMBER OF
                                                                 DOLLAR        SHARES OF
NAME                                                              VALUE     COMMON STOCK
----                                                             ------     ------------
Stuart D. Halpert..........................................         (1)           30,000
William J. Wolfe...........................................         (1)           30,000
                                                                                  ======
Executive Group............................................         (1)           60,000
Non-Executive Director Group...............................          --               --
Non-Executive Officer Employee Group.......................          --               --

----------
(1) The dollar value of the shares of Contingent Stock granted depends upon the future market price of the Common Stock and therefore is not presently determinable.


     1996 Restricted Stock Plan. The Company has established a restricted stock plan (the '1996 Restricted Stock Plan') to further the growth, development and financial success of the Company by providing additional incentives to certain of its employees, and to enable the Company to obtain and retain the services of the type of officers considered essential to the long-range success of the Company.

     Only those officers and employees who are selected from time to time by the Compensation Committee, acting in its absolute discretion, may participate in the Plan. It is currently anticipated the approximately seven officers and employees of the Company will be eligible to participate in the Plan. On June 30, 1996, Messrs. Halpert and Wolfe were each granted 39,200 shares of Restricted Stock under the Plan pursuant to the terms of their employment agreements. As of September 30, 1996, 50,000 shares of Common Stock were reserved for grants of restricted stock to officers and employees of the Company under the Plan.

     Their employment agreements provide that each of Messrs. Halpert and Wolfe will be granted shares of restricted stock under the Plan pursuant to Restricted Stock Agreements (the 'Restricted Stock Agreements'). Under the terms of Messrs. Halpert and Wolfe's identical Restricted Stock Agreements shares of Common Stock were sold to Messrs. Halpert and Wolfe on June 30, 1996, at a purchase price equal to the par value ($.01 per share) of the Common Stock, subject to the restrictions on vesting described below. The restricted stock granted to each of Messrs. Halpert and Wolfe shall vest, and all restrictions with respect to such shares shall expire, in accordance with the schedule set forth below:


                        NUMBER OF     AGGREGATE NUMBER OF
   VESTING DATE      VESTED SHARES       VESTED SHARES
   ------------      -------------    -------------------
July 1, 1997                5,000                5,000
March 31, 1998             11,400               16,400
March 31, 1999             11,400               27,800
March 31, 2000             11,400               39,200

     1994 Stock Incentive Plan. The Company has reserved 351,540 shares of Common Stock for issuance under a stock incentive plan (the '1994 Stock Incentive Plan') to enable executive officers, directors, key employees of the Company and all employees of the Operating Partnership (if any) and the Management Company to participate in the ownership of the Company. The 1994 Stock Incentive Plan provides for the award to such executive officers, directors and employees of the Company and the Management Company (subject to the Ownership Limit) of nonqualified stock options and incentive stock options. An optionee under the 1994 Stock Incentive Plan may, with the consent of the Compensation Committee, elect to pay for the shares to be received upon exercise of his or her options in cash, shares of Common Stock, or any combination thereof.

     Concurrently with the formation of the Company, the Company issued options to purchase 146,475 shares of Common Stock to each of Messrs. Halpert and Wolfe pursuant to their employment agreements. Such options vest 33 1/3% per year over three years and are exercisable at $19.50 per share. In December 1994 the Company issued options to purchase 5,130 shares of Common Stock to each of Messrs. Distenfeld and Pounds. Such options vest 33 1/3% per year and are exercisable at $19.50 per share.

     In addition, upon the election of Messrs. Burns, Hart, Russell, and Wilansky (the 'Independent Directors') to the Board of Directors in September 1994, the Company issued each Independent Director options to purchase 2,500 shares of Common Stock pursuant to the Stock Incentive Plan. See '--Compensation of Directors.'

     Retirement Plan. The Company has established the First Washington Realty Trust, Inc. Retirement Plan (the '401(k) Plan') to cover employees of the Company and the Management Company. The 401(k) Plan will permit employees of the Company and the Management Company to defer a portion of their compensation, in accordance with Section 401(k) of the Code. Such deferrals are treated for federal income tax purposes as employer contributions. In addition, participating employers are eligible to make a matching contribution and the employer can make additional discretionary contributions. Employees of the Company and the Management Company will be eligible to participate in the 401(k) Plan if they meet certain requirements concerning period of service and other matters.

ADDITIONAL INFORMATION

     Prior to the formation of the Company, Messrs. Halpert, Wolfe, and Zimmerman were general partners of SP Associates Limited Partnership, the Lower-Tier Partnership which owns the Penn Station Shopping Center. In August 1992, SP Associates Limited Partnership filed a voluntary bankruptcy petition under Chapter 11 of the United States Bankruptcy Code as a result of its lender's unwillingness to extend the non-recourse loan in the ordinary course on terms and conditions acceptable to the partnership, and in August 1993 a Plan of Reorganization was approved pursuant to which the loan was extended and each creditor was to receive 100% of the payments owing to it.

     Prior to the formation of the Company, Mr. Halpert was a general partner of Elizabeth Associates Limited Partnership and Jamestown Associates Limited Partnership, the partnerships which previously owned the portion of the Georgetown Shops Property located at 1529 Wisconsin Avenue, N.W. and 3033 M Street, N.W., respectively. In February 1992, Elizabeth Associates Limited Partnership and Jamestown Associates Limited Partnership, which were parties to a blanket loan on the property, each filed a voluntary bankruptcy petition under such Chapter 11 as a result of its lender's unwillingness to extend the non-recourse loan in the ordinary course on terms and conditions acceptable to such partnerships. The partnerships and the lender reached a consensual agreement in May 1993, and the petitions were dismissed prior to the filing of any Plan of Reorganization.

LIMITATION OF LIABILITY AND INDEMNIFICATION


     The MGCL permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The charter of the Company contains such a provision which limits such liability to the maximum extent permitted by the MGCL. This provision does not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

     The bylaws of the Company obligate it to the maximum extent permitted by Maryland law to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to: (a) any present or former director or officer or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. The charter and bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

     The MGCL requires a corporation (unless its charter provides otherwise, which the Company's charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and
(i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL requires the Company, as a condition to advancing expenses, to obtain: (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company as authorized by the bylaws and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act of 1933, as amended.

     The limited partnership agreement of the Operating Partnership (the 'Partnership Agreement') also provides for indemnification of the Company, as general partner, and its officers and directors generally to the same extent as permitted by the MGCL for a corporation's officers and directors and limits the liability of the Company to the Operating Partnership and its partners in the case of losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission if the Company acted in good faith.

                 POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

     The following is a discussion of certain investment, financing, conflicts of interest and other policies of the Company. These policies have been determined by the Company's Board of Directors and generally may be amended or revised from time to time by the Board of Directors without a vote of the stockholders.

INVESTMENT POLICIES

     Investments in Real Estate or Interests in Real Estate. The Company will conduct all its investment activities through the Operating Partnership for as long as the Operating Partnership exists. The Company's investment objective is to achieve stable and increasing cash flow available for distributions and, over time, to increase portfolio value through the intensive management, expansion and renovation of its properties, by developing or selectively acquiring additional retail or multifamily properties, or by expanding its third-party management, leasing and related service business. See 'The Company--Growth Strategies.'

     The Company expects to pursue its investment objectives through the direct or indirect ownership of properties. The Company currently intends to primarily invest in or acquire retail properties concentrated in the Mid-Atlantic region. However, future development or investment activities will not be limited to any geographic area or product type or to a specified percentage of the Company's assets. The Company will not have any limit on the amount or percentage of its assets invested in one property. Subject to the percentage ownership limitations and gross income tests necessary for REIT qualification, the Company also may invest in securities of entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities, although it has not done so in the past. See 'Federal Income Tax Considerations--Taxation of the Company.' The Company may acquire all or substantially all of the securities or assets of other REITs or similar entities where such investments would be consistent with the Company's investment policies.

     Investments in Others. The Company also may participate with other entities in property ownership, through joint ventures or other types of ownership. Equity investments may be subject to existing mortgage financing and other indebtedness which have priority over the equity of the Company. The Company will not enter into a joint venture or partnership to make an investment that would not otherwise meet its investment policies.

     Investments in Real Estate Mortgages. While the Company has emphasized equity real estate investments, it may, in its discretion, invest in mortgages and other real estate and related interests, including securities of other REITS. The Company has not previously invested in mortgages or securities of other REITs and the Company does not presently intend to invest to a significant extent in mortgages or securities of other REITS. The Company may invest in participating or convertible mortgages if it concludes that it may benefit from the cash flow or any appreciation in the value of the subject property.

     Interim Investments. Pending disbursement for investment as described herein, the Company may invest funds in deposits at commercial banks, money market accounts, certificates of deposit, government securities or other liquid investments (including GNMA, FNMA, and FHLMC mortgage-backed securities) as the Board of Directors deems appropriate.

FINANCING POLICIES


     The Company's policy is to maintain a ratio of debt (excluding the Exchangeable Debentures) to total market capitalization of approximately 50% or less. Upon completion of the Offering and use of the proceeds contemplated thereby, the ratio of the Company's debt (including the Exchangeable Debentures) to total market capitalization will be approximately 51.5%, and the ratio of the Company's debt (excluding the Exchangeable Debentures) to total market capitalization will be approximately 45.2%. The Company may, however, from time to time re-evaluate its borrowing policies in light of then current economic conditions, relative costs of debt and equity capital, the market value of its properties, growth and acquisition opportunities and other factors. There is no limit on the Company's ratio of debt-to-total market capitalization, and accordingly the Company may modify its borrowing policy and may increase or decrease its ratio of debt-to-total market capitalization. The Company may raise such capital through additional equity offerings, debt financing or retention of cash flow subject to provisions in the Code concerning transferability of undistributed REIT income, or a combination of these methods.


     The Company presently anticipates that most additional borrowings would be made through the Operating Partnership, although the Company may incur indebtedness, the proceeds of which may be reloaned to the Operating Partnership. Borrowings may be unsecured or may be secured by any or all of the Properties and may have full or limited recourse to all or any assets of the Company, the Operating Partnership or any new property-owning partnership. The Company anticipates that all or substantially all of the proceeds of any future sale of shares of capital stock will be transferred to the Operating Partnership in exchange for Units in the Operating Partnership.

     The Company intends to finance future acquisitions with the most advantageous sources of capital available at the time, which may include undistributed cash or the reinvestment of the proceeds from the disposition of assets. The Company may incur additional indebtedness to finance acquisitions through secured or unsecured borrowings, the exchange of properties or issuance of additional partnership units in the Operating Partnership, shares of Common Stock, shares of preferred stock or other securities. In addition to the Exchangeable Debentures, which rank senior to the Common Stock and the Convertible Preferred Stock, the Company may also issue additional securities senior to the shares of Common Stock and Convertible Preferred Stock, including preferred shares and debt securities (either of which may be convertible into beneficial interests in the Company or be accompanied by warrants to purchase beneficial interest in the Company). The Company may acquire properties subject to seller financing, existing loans secured by mortgages, deeds of trust or similar liens. The Company may also obtain mortgage financing for properties it acquires and refinance its existing properties.

     To the extent the Company determines to obtain additional debt financing, the Company may do so generally through mortgage loans secured by liens on properties. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.' These mortgage loans may be recourse or non-recourse and may be cross-collateralized or contain cross-default provisions. The Company does not have a policy limiting the number or amount of mortgages that may be placed on any particular property, but mortgage financing instruments usually limit additional liens on such properties. Future credit facilities and lines of credit may be used for the purpose of making acquisitions or capital improvements or to provide working capital.

     The Company may incur indebtedness for purposes other than the acquisition of properties when it deems it advisable to do so. For example, the Company may borrow to meet the REIT taxable income distribution requirement under the Code if the Company has taxable income without receipt of cash sufficient to meet these distribution requirements. For short-term purposes, from time to time the Company may borrow under lines of credit or arrange for other short-term borrowings from banks or other sources. The Company's financing strategy may be reviewed from time to time and changed by the Board of Directors without a vote of the stockholders.

CONFLICTS OF INTEREST POLICIES

     The Company has adopted certain policies designed to reduce potential conflicts of interest. In general, the Company will not: (i) engage in any transaction with any director, officer or affiliate thereof involving the sale or disposition of an equity interest in Company property to such person; or (ii) sell any of the FWM Properties, without approval of a majority of the Company's disinterested directors, and other transactions between the Company and any director or officer, or affiliate thereof, generally must be approved by a majority vote (or in certain cases by a unanimous vote) of the disinterested directors (including a majority of the Independent Directors) as being fair, competitive, and commercially reasonable and no less favorable to the Company than similar transactions between unaffiliated parties under the same circumstances. Such restrictions do not apply where such director, officer or affiliate has acquired the property for the sole purpose of facilitating its acquisition by the Company, and the total consideration paid by the Company does not exceed the cost of the property to such person (where the cost is increased by the person's holding costs and decreased by any income received by the person from the property) and no special benefit results to such person.

     Stuart D. Halpert, the Company's Chairman of the Board, and William J. Wolfe, the Company's President and Chief Executive Officer, will be subject to certain conflict of interest restrictions as set forth in their employment agreements with the Company. See 'Management--Employment Agreements.' Certain of the Company's independent directors generally may engage in real estate transactions which may be of the type conducted by the Company, but it is not anticipated that such transactions will have a material affect upon the Company's operations.

     There can be no assurance that these conflicts of interest policies will successfully eliminate the influence of potential conflicts of interest, and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

DEVELOPMENT POLICIES

     The Company anticipates that it will invest primarily in existing retail properties, although it also may invest in newly constructed properties or properties under development. See 'The Company--Growth Strategies.' The Company may in the future pursue additional development projects.

POLICIES WITH RESPECT TO OTHER ACTIVITIES


     The Company has authority to offer shares of Common Stock and Convertible Preferred Stock or other securities and to repurchase or otherwise reacquire its shares of Common Stock and Convertible Preferred Stock or any other securities and may engage in such activities in the future. The Company expects (but is not obligated) to issue shares of Common Stock to holders of Common Units in the Operating Partnership upon exercise of their exchange rights. As of September 30, 1996 the Company had issued 37,547 shares of Common Stock in exchange for Common Units. The Company has issued 394,189 shares of Convertible Preferred Stock and the Operating Partnership has issued 400,207 Common Units and 69,215 Exchangeable Preferred Units in connection with the acquisition of the Existing Retail Properties. The Company has no outstanding loans to other entities or persons, including its officers and trustees. The Company may in the future make loans to other persons with the approval of the independent directors. The Company has not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than the Operating Partnership, nor has the Company invested in the securities of other issuers other than the Operating Partnership and Management Company for the purpose of exercising control, and does not intend to do so.

     The Company intends to make investments in such a way that it will not be treated as an investment company under the Investment Company Act of 1940.

     The Company has delivered and intends to continue to deliver annual reports to its stockholders. At all times, the Company intends to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code (or the Treasury Regulations), the Board of Directors determines that it is no longer in the best interest of the Company to qualify as a REIT.

     The Company's policies with respect to all of the above activities may be reviewed and modified from time to time by the Company's Board of Directors without a vote of the stockholders.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PARTNERSHIP AGREEMENT; EXCHANGE RIGHTS

     Messrs. Halpert, Wolfe, Zimmerman, Blumenthal, Distenfeld and Pounds are limited partners in the Operating Partnership and, as such, are parties to the Partnership Agreement. Among other things, the Partnership Agreement provides such holders of Common Units with the right to have their Common Units redeemed for cash, or, at the election of the Company, to exchange their Common Units for shares of Common Stock (on a one-for-one basis). See 'Risk Factors--Conflicts of Interest,' and 'Risk Factors--Influence of Executive Officers.'

CERTAIN PROPERTIES NOT TRANSFERRED TO THE COMPANY


     Messrs. Halpert, Wolfe, and Zimmerman are the sole owners of the sole general partner of FW Realty Limited Partnership, which is a general partner in the Mid-Atlantic Centers Limited Partnership (the 'MAC Partnership'). The MAC Partnership owns nine properties managed by the Management Company. Certain conflicts of interest may arise regarding the payment by the MAC Partnership of management fees to the Company. See 'Risk Factors--Conflicts of Interest.'


     Messrs. Halpert, Wolfe, and Zimmerman hold a minority ownership interest in an office building with approximately 45,000 square feet of GLA. The Management Company provides management and leasing services for this property at market rates. The property was not transferred to the Company at the time of its formation because it is not part of the Company's portfolio of neighborhood and community shopping centers, and it is inconsistent with the Company's investment objectives, as set forth herein under 'The Company--Growth Strategies.'

MANAGEMENT COMPANY

     All of the voting common stock of the Management Company is owned by Messrs. Halpert, Wolfe, and Zimmerman, which enables such individuals to control the election of the board of directors of the Management Company. The Operating Partnership owns all of the non-voting preferred stock of the Management Company, which is generally entitled to dividends equal to 99% of the net cash flow of the Management Company. Messrs. Halpert and Wolfe have a right of first refusal with respect to the remaining capital stock of the Management Company.

OTHER


     The Company paid legal fees in excess of $60,000 during 1995 to the law firm of Latham & Watkins. Mr. William J. Wolfe's brother, Mr. Scott N. Wolfe, is a partner of Latham & Watkins.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of Common Stock by each of the Company's executive officers, and directors, by the Company's executive officers, directors and directors as a group, and by all persons known by the Company to be the beneficial owner of more than five percent of the Company's outstanding shares of Common Stock as of September 30, 1996. To the Company's knowledge, each person identified in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. Unless otherwise indicated, the address of each person listed below is 4350 East-West Highway, Suite 400, Bethesda, Maryland 20814:

                                                                                               PERCENTAGE OF ALL
                                                                         PERCENTAGE OF ALL      SHARES OF COMMON
                                                                              SHARES OF                    STOCK
                                                   NUMBER OF SHARES        COMMON STOCK        OUTSTANDING AFTER
NAME                                               OF COMMON STOCK(1)    OUTSTANDING(2)          THE OFFERING(2)
                                                   ------------------    -----------------     -----------------
Stuart D. Halpert(2)(5)..........................          227,774                  6.7%                     4.6%
William J. Wolfe(2)(5)...........................          227,774                  6.7                      4.6
Lester Zimmerman.................................           55,397                  1.7                      1.2
Jeffrey S. Distenfeld(2)(5)......................            9,311                    *                        *
James G. Pounds(2)(5)............................            9,311                    *                        *
James G. Blumenthal(2)(5)........................            9,311                    *                        *
Stanley T. Burns(3)..............................            2,500                    *                        *
Matthew J. Hart(3)...............................            3,000                    *                        *
William M. Russell(3)............................            3,500                    *                        *
Heywood Wilansky(3)..............................            2,500                    *                        *
                                                           -------                 ----                     -----
All executive officers and directors as a group
  (10 persons)...................................          550,378                 15.7%                    11.0%
Farallon Capital Management, Inc.(4).............          643,346                 19.5%                    13.4%
  One Maritime Plaza
  Suite 1325
  San Francisco, CA 94111

----------

  * Denotes less than one percent.

(1) Includes shares of Common Stock issuable upon conversion of partnership units ('Common Units') in the Operating Partnership. As of September 30, 1996, Common Units owned by the executive officers and directors were as follows: Stuart D. Halpert--3,198, William J. Wolfe--3,198, Lester Zimmerman --2,318, Jeffrey S. Distenfeld--3,077, James G. Pounds--3,077, and James G. Blumenthal--3,077.

(2) Includes options to purchase shares of Common Stock (which are exercisable within 60 days) as follows: Stuart D. Halpert--97,650, William J. Wolfe--
    97,650, Jeffrey S. Distenfeld--1,710, James G. Pounds--1,710  and   James  G.
    Blumenthal--1,710.

(3) Includes options to purchase 2,500 shares of Common Stock (which are exercisable within 60 days).

(4) Consists of 196,254 shares held by Farallon Capital Partners, 195,182 shares held by Farallon Capital Institutional, 42,107 shares held by Tinicum Partners, 185,803 shares held by Farallon Capital Institutional Partners II, and 24,000 shares held by Farallon Capital Management L.L.C. Each of the foregoing entities are separate partnerships over which Farallon Capital Management, Inc. has trading authority. Farallon Capital Management, Inc. disclaims beneficial ownership over all such shares.

(5) Includes   restricted    shares   of  Common    Stock   held  by  Stuart  D.
    Halpert--39,200, William J. Wolfe--39,200, Jeffrey S. Distenfeld--1,960, James G. Pounds--1,960 and James G. Blumenthal--1,960.

                         DESCRIPTION OF CAPITAL STOCK

     The following summary of the terms of the stock of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the Maryland law and to the Company's charter and the Company's bylaws, copies of which are exhibits to the Registration Statement filed in connection with the June 1994 Offering. See 'Additional Information.'

GENERAL


     The charter of the Company provides that the Company may issue up to 100,000,000 shares of capital stock, consisting of 90,000,000 shares of common stock, par value $0.01 per share (the 'Common Stock'), and 10,000,000 shares of preferred stock, par value $0.01 per share. As of September 30, 1996, 3,291,245 shares of Common Stock and 2,314,189 shares of Convertible Preferred Stock were issued and outstanding. Under Maryland law, stockholders generally are not liable for the corporation's debts or obligations solely as a result of their status as stockholders. In determining whether a distribution (other than upon voluntary or involuntary liquidation), by distribution, redemption or other acquisition of shares or otherwise, is permitted under the MGCL, the amount of the aggregate liquidation preference of the Convertible Preferred Stock will not be counted as a liability of the Company.


COMMON STOCK

     Subject to the preferential rights of any other shares or series of capital stock, holders of shares of Common Stock are entitled to receive distributions on such shares if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company. Holders of shares of Convertible Preferred Stock are entitled to participate in amounts available for distribution on the Common Stock in excess of $0.4875 per share of Common Stock with respect to any quarterly distribution payment, based on the number of shares of Common Stock (or fraction thereof ) into which each share of Convertible Preferred Stock is (or will be) convertible. See '--Convertible Preferred Stock--Distributions.'

     Subject to the matters discussed under 'Certain Provisions of Maryland Law and the Company's Charter and Bylaws--Control Share Acquisitions,' each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of such shares of Common Stock possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares of Common Stock will not be able to elect any directors.

     Holders of shares of Common Stock have no preference, conversion, sinking fund, redemption, exchange or preemptive rights to subscribe for any securities of the Company. All shares of a particular class of issued Common Stock have equal dividend, distribution, liquidation and other rights.

     Pursuant to the MGCL, a corporation generally cannot (except under and in compliance with specifically enumerated provisions of the MGCL) dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Company's charter provides for approval of any such action by a majority of the votes entitled to be cast in the matter, except in the case of amendment of the charter provisions relating to removal of directors, classification of the Board of Directors, voting rights of the Common Stock or voting requirements for charter amendments. In addition, a number of other provisions of the MGCL could have a significant effect on the shares of Common Stock and the rights and obligations of holders thereof. See 'Certain Provisions of Maryland Law and the Company's Charter and Bylaws.'

     The transfer agent and registrar for the shares of Common Stock is American Stock Transfer & Trust Company.

CONVERTIBLE PREFERRED STOCK


     Distributions. Holders of shares of the Convertible Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of assets legally available for the payment of distributions, cumulative preferential cash distributions in an amount per share of Convertible Preferred Stock equal to $0.6094 per quarter ($2.4375 per annum) plus a participating distribution equal to the amount, if any, of distributions in excess of $0.4875 per quarter payable on the applicable Distribution Payment Date with respect to the number of shares of Common Stock (or fraction thereof) into which a share of Convertible Preferred Stock is then (or will be) convertible. The amount of participating distribution payable on any Distribution Payment Date will equal the number of shares of Common Stock, or fraction thereof, into which a share of Convertible Preferred Stock is then (or will be) convertible, multiplied by the quarterly distribution in excess of $0.4875 per share paid with respect to a share of Common Stock on such Distribution Payment Date. As a result of such participation right of the Convertible Preferred Stock, distributions on Convertible Preferred Stock and Common Stock will be made out of cash available for distribution as follows: (i) first, the outstanding shares of Convertible Preferred Stock will receive $0.6094 per share per quarter; (ii) second, the outstanding shares of Common Stock will receive $0.4875 per share per quarter; and (iii) third, any remaining cash available for distribution will be shared equally among the outstanding shares of Common Stock and Convertible Preferred Stock as if all of the outstanding shares of Convertible Preferred Stock were converted into shares of Common Stock. Distributions with respect to the Convertible Preferred Stock are cumulative from the date of original issuance of such stock and are payable quarterly in arrears on the fifteenth day of each August, November, February, and May or, if such day is not a business day, on the next succeeding business day (each, a 'Distribution Payment Date').


     If, for any taxable year, the Company elects to designate as 'capital gains dividends' (as defined in Section 857 of the Code) any portion (the 'Capital Gains Amount') of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of stock (the 'Total Dividends'), then the portion of the Capital Gains Amount that will be allocable to the holders of Convertible Preferred Stock will be the Capital Gains Amount multiplied by a fraction, the numerator of which shall be the total dividends (within the meaning of the Code) paid or made available to the holders of the Convertible Preferred Stock for the year and the denominator of which shall be the Total Dividends.


     Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, subject to the prior rights of any series of capital stock ranking senior to the Convertible Preferred Stock, the holders of shares of Convertible Preferred Stock will be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders a liquidation preference equal to the sum of $25.00 per share plus an amount equal to any accrued and unpaid distributions thereon (whether or not earned or declared) to the date of payment (the 'Convertible Preferred Liquidation Preference Amount'), before any distribution of assets is made to holders of Common Stock or any other capital stock that ranks junior to the Convertible Preferred Stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Convertible Preferred Stock will have no right or claim to any of the remaining assets of the Company.

     Redemption. The Convertible Preferred Stock is not redeemable prior to July 15, 1999, except under certain limited circumstances to preserve the Company's status as a REIT, as described below under '--Restrictions on Ownership, Transfer and Conversion.' On and after July 15, 1999, the Company, at its option (to the extent the Company has assets legally available therefor) upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Convertible Preferred Stock, in whole or in part, at any time or from time to time, for cash at the redemption price per share specified below, plus all accrued and unpaid distributions, if any, thereon (whether or not earned or declared) to the date fixed or redemption, if redeemed during the twelve-month period beginning on July 15, of each year specified below:


YEAR                                                                       PRICE
1999...................................... ..........................     $27.44
2000.................................................................      26.95
2001.................................................................      26.46
2002.................................................................      25.98
2003.................................................................      25.49
2004 and thereafter..................................................     $25.00

     The Convertible Preferred Stock has no stated maturity and will not be subject to any sinking fund. In addition to the redemption provision described above, shares of Convertible Preferred Stock will be subject to redemption under certain circumstances in order to preserve the Company's status as a REIT. See '--Restrictions on Ownership, Transfer and Conversion.'


     Voting Rights. Holders of the Convertible Preferred Stock do not have any voting rights, except as set forth below. In any matter in which the Convertible Preferred Stock may vote, including any action by written consent, each share of Convertible Preferred Stock is entitled to one vote. The holders of each share of the Convertible Preferred Stock may separately designate a proxy for the vote to which that share of Convertible Preferred Stock is entitled.


     Whenever distributions on any shares of the Convertible Preferred Stock have been in arrears for six or more quarterly periods, the holders of such shares of Convertible Preferred Stock (voting separately as a class with all other series of preferred stock upon which rights to vote on such matter with the Convertible Preferred Stock have been conferred and are then exercisable, with each series having a number of votes proportional to the aggregate liquidation preference of its outstanding shares) will be entitled to elect two additional directors of the Company at a special meeting called by the holders of record of at least 10% of the outstanding shares of Convertible Preferred Stock and such other preferred stock, if any (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders), or at the next annual meeting of stockholders, and at each subsequent annual meeting until all distributions accumulated on such shares of the Convertible Preferred Stock for the past distribution periods and the then current distribution period have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such event, the number of directors of the Company will be increased by two. Such right to elect two directors will continue until payment of the distribution arrearage for the Convertible Preferred Stock, at which time the term of any such directors shall expire.


     Conversion. Subject to the exceptions described under '--Restrictions on Ownership, Transfer and Conversion,' holders of the Convertible Preferred Stock have the right, as provided in the charter, exercisable on or after May 31, 1999, except in the case of Convertible Preferred Stock called for redemption, to convert all or any of the outstanding shares of Convertible Preferred Stock (with each share of Convertible Preferred Stock valued for purposes of conversion at the Convertible Preferred Liquidation Preference Amount (currently $25.00 per share) determined immediately following the most recent Convertible Preferred Distribution Payment Date) into shares of Common Stock at a conversion price of $19.50 per share of Common Stock, subject to adjustment upon the occurrence of certain events. In the case of Convertible Preferred Stock called for redemption, conversion rights will expire at the close of business on the third business day immediately preceding the date fixed for redemption.

     Restrictions on Ownership, Transfer and Conversion. As discussed below under '--Restrictions on Ownership, Transfer and Conversion,' because the Company intends to continue to qualify as a REIT under the Code, the Company's charter contains certain provisions described more fully in that section restricting the ownership, transfer and conversion of the Convertible Preferred Stock and other classes of capital stock of the Company.

     All certificates  representing shares of Convertible Preferred Stock bear a
legend  referring  to  the  ownership,   transfer  and  conversion  restrictions
applicable to such shares.

     Rank. The Convertible Preferred Stock, with respect to dividend rights and distributions upon liquidation, dissolution, and winding up, ranks (i) senior to the Common Stock, all other shares of Common Stock of the Company of all classes and series, and shares of all other classes or series of capital stock issued by the Company other than any series of capital stock the terms of which specifically provide that the capital stock of such series rank senior to or on a parity with such Convertible Preferred Stock with respect to dividend rights or distributions upon liquidation, dissolution, or winding up of the Company, as the case may be; (ii) on a parity with the shares of all other capital stock issued by the Company the terms of which specifically provide that the shares rank on a parity with the Convertible Preferred Stock with respect to dividends and distributions upon liquidation, dissolution, or winding up of the Company or make no specific provision as to their ranking; and (iii) junior to any capital stock issued by the Company the terms of which specifically provide that the shares rank senior to the Convertible Preferred Stock with respect to dividends and distributions upon liquidation, dissolution, or winding up of the Company, as the case may be (the issuance of which must have been approved by a vote of at least a majority of the outstanding shares of Convertible Preferred Stock).


POWER TO ISSUE ADDITIONAL SHARES OF COMMON STOCK AND PREFERRED STOCK

     The Board of Directors has the power under the charter to authorize the Company to issue additional authorized but unissued shares of Common Stock and preferred stock (including any unissued shares of any series of preferred stock, to the extent permitted by the terms of such series) and to classify or reclassify unissued shares of Common or preferred stock and thereafter to cause the Company to issue such classified or reclassified shares of stock. Prior to the issuance of such shares of Common Stock and shares or series of preferred stock, the Board of Directors is required by the MGCL and the charter of the Company to fix, the terms, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each share or series. The Company believes that this power of the Board of Directors will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the Common Stock, will be available for issuance without further action by the Company's stockholders (provided, however, that the issuance of additional series of preferred stock with rights senior to the Convertible Preferred Stock is subject to the approval of the holders of Convertible Preferred Stock), unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board of Directors has no intention at the present time of doing so, it could authorize the Company to issue a class or series that could, depending upon the terms of such class or series, delay or impede a transaction or a change of control of the Company that might involve a premium price for the Common Stock and Convertible Preferred Stock or otherwise be in the best interest of the stockholders.

RESTRICTIONS ON OWNERSHIP, TRANSFER AND CONVERSION

     For the Company to qualify as a REIT under the Code, not more than 50% in value of the issued and outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year and the capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (or during a proportionate part of a shorter taxable year). In addition, rent from Related Party Tenants (as defined below under 'Federal Income Tax Considerations--Taxation of the Company --Income Tests') is not qualifying income for purposes of the gross income tests of the Code. See 'Federal Income Tax Considerations--Taxation of the Company--Requirements for Qualification.' Because the Board of Directors believes it is essential for the Company to qualify as a REIT, the Board of Directors has adopted, and the stockholders prior to the June 1994 Offering have approved, provisions in the Company's charter restricting the acquisition and ownership of shares of the Company's capital stock.

     Subject to certain exceptions specified in the Company's charter, no holder may own, either actually or constructively under the applicable attribution rules of the Code, more than 9.8% (by number or value, whichever is more restrictive) of the outstanding shares of Common Stock (the 'Common Ownership Limit'). Except as described below, the Common Ownership Limit will not apply, however, to holders of shares of Common Stock who acquire shares of Common Stock in excess of the Common Ownership Limit solely by reason of the conversion of shares of Convertible Preferred Stock owned by such holder into shares of Common Stock.

     Subject to certain exceptions specified in the Company's charter, no holder may acquire, either actually or constructively under the applicable attribution rules of the Code, more than 9.8% (by number or value, whichever is more restrictive) of the outstanding shares of Convertible Preferred Stock (the 'Convertible Preferred Ownership Limit'). Except as described below, there shall be no restrictions on the ability of a holder of shares of Convertible Preferred Stock to convert such shares into shares of Common Stock even if, as a result of such conversion, the holder will own shares of Common Stock in excess of the Common Ownership Limit. However, no person may actually or constructively acquire or own shares of Convertible Preferred Stock or shares of Common Stock, or convert Convertible Preferred Stock into Common Stock, to the extent that the aggregate value of Convertible Preferred Stock and Common Stock actually and constructively owned by such person would exceed 9.8% of the total value of the outstanding shares of the capital stock of the Company (the 'Aggregate Stock Ownership Limit'). Under certain circumstances, this limitation could prevent a person who owns shares of Convertible Preferred Stock from converting a portion of such shares into shares of Common Stock.

     If, as a result of a purported acquisition (actual or constructive) of capital stock, any person (a 'Prohibited Transferee') would acquire, either actually or constructively under the applicable attribution rules of the Code, shares of capital stock in excess of an applicable ownership restriction, such shares will be automatically transferred to a trust for the benefit of a charitable beneficiary, effective as of the close of business on the business day prior to the purported acquisition by the Prohibited Transferee. While such stock is held in trust, the trustee shall have all voting rights with respect to the shares, and all dividends or distributions paid on such stock will be paid to the trustee of the trust for the benefit of the charitable beneficiary (any dividend or distribution paid on shares of capital stock prior to the discovery by the Company that such shares have been automatically transferred to the trust shall, upon demand, be paid over to the trustee for the benefit of the charitable beneficiary). Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust is required to sell the shares held in the trust to a person who may own such shares without violating the ownership restrictions (a 'Permitted Holder'). Upon such sale, the price paid for the shares by the Permitted Holder shall be distributed to the Prohibited Transferee to the extent of the lesser of (i) the price paid by the Prohibited Transferee for the shares or, in the case of a transfer of shares to a trust resulting from an event other than an actual acquisition of shares by a Prohibited Transferee, the fair market value, on the date of transfer to the trust, of the shares so transferred or (ii) the fair market value of the shares on the date of transfer by the trustee to the Permitted Holder. Any proceeds in excess of this amount shall be paid to the charitable beneficiary.

     An automatic repurchase of shares by the Company will occur to the extent necessary to prevent any violation of the Convertible Preferred Ownership Limit, Common Stock Ownership Limit, or the Aggregate Stock Ownership Limit as the result of events other than the actual or constructive acquisition of capital stock by the holder, such as changes in the relative value of

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

different classes of the Company's capital stock. In the event of any such automatic repurchase, the repurchase price of each share will be equal to the market price on the date of the event that resulted in the repurchase. Any dividend or other distribution paid to a holder of repurchased shares (prior to the discovery by the Company that such shares have been automatically repurchased by the Company as described above) will be required to be repaid to the Company upon demand.

     If shares of capital stock which would cause the Company to be beneficially owned by less than 100 persons are issued or transferred to any person, such issuance or transfer shall be null and void to the intended transferee, and the intended transferee would acquire no rights to such stock.

     The Board of Directors may waive the Common Ownership Limit or the Convertible Preferred Ownership Limit or the Aggregate Stock Ownership Limit with respect to a particular stockholder if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company.

     In addition to any of the foregoing ownership limits, no holder may own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's capital stock if such ownership or acquisition (i) would cause more than 50% in value of the Company's outstanding capital stock to be owned, either actually or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities), (ii) would result in the Company's capital stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution), or (iii) would otherwise result in the Company failing to qualify as a REIT. Acquisition or ownership (actual or constructive) of the Company's capital stock in violation of these restrictions will result in automatic transfer of such stock to a trust for the benefit of a charitable beneficiary, automatic repurchase of the violative shares by the Company, or the violative transfer will be deemed void ab initio, as described above.

     If the Board of Directors shall at any time determine in good faith that a person intends to acquire or own, has attempted to acquire or own, or may acquire or own capital stock of the Company in violation of the above described limits, the Board of Directors shall take such action as it deems advisable to refuse to give effect or to prevent such ownership or acquisition, including but not limited to causing the Company to repurchase stock, refusing to give effect to such ownership or acquisition on the books of the Company, or instituting proceedings to enjoin such ownership or acquisition.

     The constructive ownership rules are complex and may cause Common Stock or Convertible Preferred Stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding Common Stock or less than 9.8% of the outstanding Convertible Preferred Stock (or the acquisition of an interest in an entity which owns Common Stock or Convertible Preferred Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own Common Stock or Convertible Preferred Stock in excess of the limits described above, and thus subject such stock to the Common Ownership Limit, the Convertible Preferred Ownership Limit, or the Aggregate Stock Ownership Limit.

     All certificates representing shares of the Company's capital stock bear a legend referring to the restrictions described above.

     All persons who own a specified percentage (or more) of the outstanding shares of the stock of the Company must file a completed questionnaire annually with the Company containing information regarding their ownership of such shares, as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage will be set between 0.5% and 5.0%, depending on the number of record holders of shares. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the actual and

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

constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of Common Stock or Convertible Preferred Stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

REGISTRATION RIGHTS AGREEMENTS


     Pursuant to various registration rights agreements the Company has shelf registration statements effective (or has agreed to file a registration statement) that cover: (i) the resale of shares of Convertible Preferred Stock and shares of Common Stock and the issuance of shares of Common Stock upon exchange of Common Units that were issued in private placements at the time of and since the formation of the Company and (ii) the exchange of the Exchangeable Debentures and Exchangeable Preferred Units for Convertible Preferred Stock. The Company has also agreed to file a registration statement with respect to the exchange of Common Units issued in connection with the acquisition of the New Retail Properties. The Company is obligated to use its best efforts to maintain the effectiveness of such registration statements. The exchange of such outstanding securities for Common Stock and Convertible Preferred Stock will increase the number of outstanding shares of Common Stock and Convertible Preferred Stock, and will increase the Company's percentage ownership interest in the Operating Partnership.


NYSE LISTING

     The Common Stock is listed on the NYSE under the symbol 'FRW.' The Preferred Stock is listed on the NYSE under the symbol 'FRW pfA.' The current rules of the NYSE effectively preclude the listing on the NYSE of any securities of an issuer which has issued securities or taken other corporate action that would have the effect of nullifying, restricting or disparately reducing the per share voting rights of holders of an outstanding class or classes of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'). The Company does not intend to issue any additional securities that would make it ineligible for inclusion on the NYSE or any national securities exchange or national market system. However, in the event the Company issues additional securities that cause it to become ineligible for continued inclusion on NYSE, such ineligibility would be likely to reduce materially the liquidity of an investment in the Common Stock and would likely depress its market value below that which would otherwise prevail.

                       SHARES AVAILABLE FOR FUTURE SALE


     Thereare currently 2,314,189 shares of Convertible Preferred Stock issued and outstanding and 3,291,245 shares of Common Stock issued and outstanding. Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing prices for the Common Stock. The Company has reserved: (i) 709,716 shares of Common Stock for issuance upon exchange of Common Units issued in connection with the formation of the Company, and in connection with property acquisitions, (ii) 2,966,909 shares of Common Stock for issuance upon conversion of outstanding Convertible Preferred Stock issued in connection with the formation of the Company and in connection with property acquisitions (which becomes convertible on or after May 31, 1999),
(iii) 1,822,068 shares of Common Stock for issuance upon conversion of reserved Convertible Preferred Stock, (reserved for exchange of Exchangeable Preferred Units and the Exchangeable Debentures issued in connection with the Formation and subsequent property acquisitions), (iv) 123,077 shares of Common Stock for issuance upon conversion of the FS Note, and (v) 594,874 shares of Common Stock for issuance under the Company's 1994 Stock Incentive Plan, 1994 Contingent Stock Awards and 1996 Contingent Stock Awards. Certain members of management are permitted to sell only one-third of their shares of Common Stock or Common Units issued in connection with the formation of the Company


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

(including a redemption of Common Units for cash) at the end of each of the three years following the formation of the Company.

     Pursuant to various registration rights agreements the Company has shelf registration statements effective (or has agreed to file a registration statement) that cover: (i) the resale of shares of Convertible Preferred Stock and shares of Common Stock and the issuance of shares of Common Stock upon exchange of Common Units that were issued in private placements at the time of and since the formation of the Company and (ii) the exchange of the Exchangeable Debentures and Exchangeable Preferred Units for Convertible Preferred Stock. The Company has also agreed to file a registration statement with respect to the exchange of Common Units issued in connection with the acquisition of the New Retail Properties. The Company is obligated to use its best efforts to maintain the effectiveness of each of such registration statements for at least three years following the effective date. The exchange of such outstanding securities for Common Stock and Convertible Preferred Stock will increase the number of outstanding shares of Common Stock and Convertible Preferred Stock, and will increase the Company's percentage ownership interest in the Operating Partnership.

     In addition, the officers and directors of the Company and their affiliates have agreed with the Underwriters not to sell shares of Common Stock for the 90-day period following the Offering. The Company has also agreed with the Underwriters not to issue new shares of Common Stock (except pursuant to the exchange or conversion of outstanding securities, the issuance of shares of Common Stock pursuant to employee benefit plans and in connection with future acquisitions) for a period of 180 days following the Offering.

     The Company has also filed a registration statement with respect to the shares of Common Stock issuable under the Stock Incentive Plan, which shares may be resold without restriction, unless held by affiliates and intends to file a registration statement with respect to all other shares of Common Stock issued or issuable under the Company's employee benefit plans. See 'Management.' Such shares of Common Stock will be freely transferable by the holders thereof.


                    CERTAIN PROVISIONS OF MARYLAND LAW AND
                       THE COMPANY'S CHARTER AND BYLAWS

     The following paragraphs summarize certain provisions of Maryland law and the Company's charter and bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to the Company's charter and bylaws, copies of which are exhibits to the registration statement of which this Prospectus is a part. See 'Additional Information.'

CLASSIFICATION OF THE BOARD OF DIRECTORS

     The Company's bylaws provide that the number of directors of the Company may be established by the Board of Directors but may not be fewer than the minimum number required by MGCL (which under most circumstances is three directors) nor more than fifteen. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority vote of the entire Board of Directors. Pursuant to the terms of the charter, the directors are divided into three classes. One class held office initially for a term which expired at the annual meeting of stockholders held in May 1995 (and the directors of such class were reelected for a full term of three years). Another class held office for a term which expired at the annual meeting of stockholders held in 1996 (and the directors of such class were reelected for a full term of three years) and another class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 1997. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualify. The Company believes that classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors.

     The classified director provision could have the effect of making the replacement of incumbent directors more time consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. At least two annual meetings of

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

stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of Common Stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of shares of Common Stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

REMOVAL OF DIRECTORS

     The charter provides that a director may be removed only for cause (as defined in the charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. This provision, when coupled with the provision in the bylaws authorizing the Board of Directors to fill vacant directorships, precludes stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees.

BUSINESS COMBINATIONS


     Under the MGCL, certain 'business combinations' (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation (an 'Interested Stockholder') or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the Board of Directors of such corporation and approved by the affirmative vote of at least: (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the Board of Directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Board of Directors has exempted from these provisions of the MGCL any business combination with the Principals and other officers of the Company, any present or future affiliate or associate of theirs or any other person acting in concert or as a group with any of the foregoing persons. As a result, these persons may be able to enter into business combinations with the Company, which may not be in the best interest of the stockholders, without compliance by the Company with the super-majority vote requirement and the other provisions of the statute.


CONTROL SHARE ACQUISITIONS

     The MGCL provides that 'control shares' of a Maryland corporation acquired in a 'control share acquisition' have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. 'Control Shares' are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by such person, or in respect of which such person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A 'control share acquisition' means the acquisition of control shares, subject to certain exceptions.

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

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights previously have been approved) for fair value determined, without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation.

     The business combination statute and the control share acquisition statute could have the effect of discouraging others to acquire the Company and of increasing the difficulty of consummating any offer.

AMENDMENT TO THE CHARTER

     Certain provisions of the Company's charter, including its provisions on classification of the Board of Directors, removal of directors, voting rights of Common Stock and voting requirements for charter amendments, may be amended only by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

DISSOLUTION OF THE COMPANY

     The dissolution of the Company must be approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS


     The bylaws of the Company provide that: (a) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only: (i) pursuant to the Company's notice of the meeting, (ii) by the Board of Directors, (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the bylaws, and (b) with respect to special meetings of stockholders, only the business specified in the Company's notice of meeting may be brought before the meeting of stockholders, and nominations of persons for election to the Board of Directors may be made only (i) pursuant to the Company's notice of the meeting,
(ii) by the Board of Directors, or (iii) provided that the Board of Directors has determined that directors shall be elected to such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the bylaws.

     The provisions in the charter on classification of the Board of Directors and removal of directors, the business combination and the control share acquisition provisions of the MGCL, and the advance notice provisions of the bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the Common Stock might receive a premium for their Common Stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

                      FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of material federal income tax considerations regarding the Company and the Common Stock being registered by the Company is based on current law. The information set forth below, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, is the opinion of Latham & Watkins, tax counsel to the Company, as to the material federal income tax considerations relevant to purchasers of the Common Stock. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, financial institutions or broker-dealers, tax-exempt organizations, foreign corporations and persons who are not citizens or residents of the United States, except to the extent discussed under the headings 'Taxation of Tax-Exempt Stockholders' and 'Taxation of Non-U.S. Stockholders') subject to special treatment under the federal income tax laws.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE SHARES OF COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     General. The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the 'Code'), commencing with its taxable year ended December 31, 1994. The Company believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code commencing with such taxable year, and the Company intends to continue to operate in such a manner, but no assurance can be given that it has operated or will continue to operate in such a manner so as to qualify or remain qualified.

     These sections of the Code are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. Latham & Watkins has acted as tax counsel to the Company in connection with the Company's election to be taxed as a REIT.

     In the opinion of Latham & Watkins, commencing with the Company's taxable year ended December 31, 1994, the Company has been organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation has enabled and will enable it to meet the requirements for continued qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various factual assumptions relating to the organization and operation of the Company, the Operating Partnership, the Lower Tier Partnerships, and the Management Company and is conditioned upon certain representations made by the Company as to factual matters. In addition, this opinion is based upon the factual representations of the Company concerning its business and properties as set forth in this Prospectus and assumes that the actions described in this Prospectus have been completed as described. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which have not been and will not be reviewed by Latham & Watkins. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative or administrative action at any time. See '--Failure to Qualify.'

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

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the 'double taxation' (at the corporate and stockholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax as follows: first, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the 'alternative minimum tax' on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of 'foreclosure property' which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to an asset (a 'Built-In Gain Asset') acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the Built-In Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the ten-year period (the 'Recognition Period') beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate tax pursuant to Internal Revenue Service ('IRS') regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company will make an election pursuant to IRS Notice 88-19.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (5) and
(6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a 'look-through' exception in the case of condition (6).

     The Company has satisfied condition (5) and believes that it has issued sufficient shares to allow it to satisfy condition (6). In addition, the Company's charter provides for restrictions regarding ownership and transfer of shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. Such ownership and transfer restrictions are described in 'Description of Capital Stock--Restrictions on Ownership, Transfer and Conversion.' These restrictions may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described above, primarily (though not exclusively) as a result of fluctuations in value among the different classes of the Company's capital stock. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate. See '--Failure to Qualify.'

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has and will continue to have a calendar taxable year.

     Ownership of Subsidiaries. The Company owns interests in certain of the Lower Tier Partnerships through subsidiaries. Code Section 856(i) provides that a corporation which is a 'qualified REIT subsidiary' (defined as any corporation if 100 percent of the stock of such corporation is held by the REIT at all times during the period such corporation was in existence) shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a 'qualified REIT subsidiary' shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Each of the Company's subsidiaries qualify as 'qualified REIT subsidiaries' within the meaning of the Code. Thus, in applying the requirements described herein, the Company's subsidiaries are ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries are treated as assets, liabilities and items of income, deduction, and credit of the Company.

     Ownership of a Partnership Interest. In the case of a REIT which is a partner in a partnership, IRS regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership (including the Operating Partnership's share of such items of any Lower Tier Partnership) are treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein. A summary of the rules governing the Federal income taxation of partnerships and their partners is provided below in '--Tax Aspects of the Operating Partnership.' The Company has direct control of the Operating Partnership and has and will continue to operate it consistent with the requirements for qualification as a REIT.

     Income Tests. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including 'rents from real property' and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received by the Company will qualify as 'rents from real property' in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term 'rents from real property' solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second,

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

the Code provides that rents received from a tenant will not qualify as 'rents from real property' in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a 'Related Party Tenant').
Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as 'rents from real property.' Finally, for rents received to qualify as 'rents from real property,' the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are 'usually or customarily rendered' in connection with the rental of space for occupancy only and are not otherwise considered 'rendered to the occupant' of the property. The Company has not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant (unless the Board of Directors determines in its discretion that the rent received from such Related Party Tenant is not material and will not jeopardize the Company's status as a REIT), (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease), or (iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue.

     The Management Company receives fees in exchange for the performance of certain management services. Such fees will not accrue to the Company, but the Company will derive dividends from the Management Company which qualify under the 95% gross income test, but not the 75% gross income test. The Company believes that the aggregate amount of any non-qualifying income in any taxable year has not exceeded and will not exceed the limit on non-qualifying income under the gross income tests.

     The term 'interest' generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term 'interest' solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above in '--Taxation of the Company--General,' even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision provides relief if the Company fails the 30% gross income test. In such case, the Company would cease to qualify as a REIT.

     Any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including the Company's share of any such gain realized by the Operating Partnership) will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for

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

sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Properties (and other properties) and to make such occasional sales of the Properties as are consistent with the Operating Partnership's investment objectives. There can be no assurance, however, that the IRS might not contend that that one or more of such sales is subject to the 100% penalty tax.

     Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets (including its allocable share of the assets held by the Operating Partnership) must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships in which the Company owns an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

     The Operating Partnership owns 100% of the nonvoting preferred stock of the Management Company and a note of the Management Company. The Operating Partnership does not and will not own any of the voting securities of the Management Company, and therefore the Company will not be considered to own more than 10% of the voting securities of the Management Company. In addition, the Company believes (and has represented to counsel to the Company for purposes of its opinion, as discussed below) that the value of its pro rata share of the securities of the Management Company to be held by the Operating Partnership did not exceed at any time up to and including the date of this Prospectus 5% of the total value of the Company's assets and will not exceed such amount in the future. Latham & Watkins, in rendering its opinion as to the qualification of the Company as a REIT, is relying on representations of the Company to such effect with respect to the value of such securities and assets. No independent appraisals have been obtained to support this conclusion. There can be no assurance that the IRS will not contend that the value of the securities of the Management Company held by the Company (through the Operating Partnership) exceeds the 5% value limitation.

     After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of additional securities of the Management Company or other securities or other property during a quarter (including as a result of the Company increasing its interests in the Operating Partnership), the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company has maintained and will continue to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If the Company fails to cure noncompliance with the asset tests within such time period, the Company would cease to qualify as a REIT.

     Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of the Company's 'REIT taxable income' (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. In addition, if the Company disposes of any Built-In Gain Asset during its Recognition Period, the Company will be required, pursuant to IRS regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following

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

taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its 'REIT taxable income,' as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. The Company has made and intends to make timely distributions sufficient to satisfy these annual distribution requirements.

     It is expected that the Company's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying 'deficiency dividends' to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

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

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT would reduce the cash available for distribution by the Company to its stockholders. In addition, if the Company fails to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

     As used herein, the term 'U.S. Stockholder' means a holder of shares of Common Stock who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) is an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends-received deduction in the case of U.S. Stockholders that are corporations. For purposes of determining whether distributions to holders of Common Stock are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Convertible Preferred Stock (to the extent of the preferred distribution on such stock), then to the Common Stock (to the extent of distributions equal to $0.4875 per quarter per share) and then pro-rata between both the Convertible Preferred Stock and the Common Stock with respect to any distributions in which the Convertible Preferred Stock is entitled to participate.

     Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to taxable U.S. Stockholders as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a U.S. Stockholder has held his shares of stock. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. For a discussion of the manner in which that portion of any dividends designated by the Company as capital gain dividends will be allocated among the holders of Convertible Preferred Stock and Common Stock, see 'Description of Capital Stock--Convertible Preferred Stock--Distributions.'

     To the extent that the Company makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis which such U.S. Stockholder has in his shares of stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Stockholder's adjusted basis in his shares taxable as capital gains (provided that the shares have been held as a capital asset). Dividends declared by the Company in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

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


     Distributions made by the Company and gain arising from the sale or exchange by a U.S. Stockholder of shares of the Company will not be treated as passive activity income, and, as a result, U.S. Stockholders generally will not be able to apply any 'passive losses' against such income or gain. Distributions made by the Company (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment income limitation. Gain arising from the sale or other disposition of shares, however, will not be treated as investment income unless the U.S. Stockholder elects to reduce the amount of such U.S. Stockholder's total net capital gain eligible for the 28% maximum capital gains rate by the amount of such gain with respect to the shares.

     Upon any sale or other disposition of shares of the Company, a U.S. Stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in the shares for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. Stockholder as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year. In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of shares of the Company that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions received by such U.S. Stockholder from the Company which were required to be treated as long-term capital gains.

BACKUP WITHHOLDING

     The Company will report to its U.S. Stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder
(a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company. See '--Taxation of Non-U.S. Stockholders.'

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ('UBTI') when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder (except certain tax-exempt shareholders described below) has not held its shares as 'debt financed property' within the meaning of the Code and the shares are not otherwise used in a trade or business, the dividend income from the Company will not be UBTI to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless such tax-exempt shareholder has held such shares as 'debt financed property' within the meaning of the Code or has used the shares in trade or business.

     For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Code
Section 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their own tax advisors concerning these 'set aside' and reserve requirements.

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


     Notwithstanding the above, however, the Omnibus Budget Reconciliation Act of 1993 (the '1993 Act') provides that, effective for taxable years beginning in 1994, a portion of the dividends paid by a 'pension held REIT' shall be treated as UBTI as to any trust which (1) is described in Section 401(a) of the Code,
(2) is tax-exempt under Section 501(a) of the Code, and (3) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as 'qualified trusts.'


     A REIT is a 'pension held REIT' if (1) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code (added by the 1993 Act) provides that stock owned by qualified trusts shall be treated, for purposes of the 'not closely held' requirement, as owned by the beneficiaries of the trust (rather than by the trust itself), and (2) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or
(b) one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to
(ii) the total gross income of the REIT. A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the 'not closely held' requirement without relying upon the 'look-through' exception with respect to qualified trusts. As a result of certain limitations on the transfer and ownership of stock contained in the Charter, the Company is not and does not expect to be classified as a 'pension held REIT.'


TAXATION OF NON-U.S. STOCKHOLDERS

     The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, 'Non-U.S. Stockholders') are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Stockholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that the Company qualifies for taxation as a
REIT. Prospective Non-U.S. Stockholders should consult with their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in stock, including any reporting requirements.

     Distributions. Distributions by the Company to a Non-U.S. Stockholder that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis (that is, without allowance of deductions) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the Non-U.S. Stockholder of a United States trade or business. Dividends that are effectively connected with such a trade or business will be subject to tax on a net basis (that is, after allowance of deductions) at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends and are generally not subject to withholding. Any such dividends received by a Non-U.S. Stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Pursuant to current Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the applicability of a tax treaty rate. Under proposed Treasury Regulations, not currently in effect, however, a Non-U.S. Stockholder who wished to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as the Company. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption discussed above.

     Distributions in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the stockholders's stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's stock, they will give rise to gain from the sale or exchange of his stock, the tax treatment of which is described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the distribution will generally be treated as a dividend for withholding purposes. However, amounts thus withheld are generally refundable by the IRS if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company.

     Distributions to a Non-U.S. Stockholder that are designated by the Company at the time of distribution as capital gains dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless (i) investment in the stock is effectively connected with the Non-U.S. Stockholder's United States trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as domestic stockholders with respect to such gain (except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a 'tax home' in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

     Distributions to a Non-U.S. Stockholder that are attributable to gain from sales or exchanges by the Company of United States real property interests will cause the Non-U.S. Stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. Stockholders would thus generally be taxed at the same rates applicable to domestic stockholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a Non-U.S. Stockholder that is a corporation, as discussed above. The Company is required to withhold 35% of any such distribution. That amount is creditable against the Non-U.S. Stockholder's United States federal income tax liability.

     Sale of Stock. Gain recognized by a Non-U.S. Stockholder upon the sale or exchange of shares of stock generally will not be subject to United States taxation unless the stock constitutes a 'United States real property interest' within the meaning of FIRPTA. The stock will not constitute a 'United States real property interest' so long as the Company is a 'domestically controlled REIT.' A 'domestically controlled REIT' is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by Non-U.S. Stockholders. The Company believes that it is currently a 'domestically controlled REIT,' and therefore that the sale of shares of stock will not be subject to taxation under FIRPTA. However, because the shares of stock will be publicly traded, no assurance can be given that the Company will continue to be a 'domestically-controlled REIT.' Notwithstanding the foregoing, gain from the sale or exchange of shares of stock not otherwise subject to FIRPTA will be taxable to a Non-U.S. Stockholder if the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a 'tax home' in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

     If the Company is not or ceases to be a 'domestically-controlled REIT,' whether gain arising from the sale or exchange by a Non-U.S. Stockholder of shares of Stock would be subject to United

States taxation under FIRPTA as a sale of a 'United States real property interest' will depend on whether the shares are 'regularly traded' (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange) and on the size of the selling Non-U.S. Stockholder's interest in the Company. If gain on the sale or exchange of shares of stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to regular United States income tax with respect to such gain in the same manner as a U.S. Stockholder (subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser of the stock would be required to withhold and remit to the IRS 10% of the purchase price.

     Backup Withholding Tax and Information Reporting. Backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) and information reporting will generally not apply to distributions paid to Non-U.S. Stockholders outside the United States that are treated as (i) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, (ii) capital gains dividends or
(iii) distributions attributable to gain from the sale or exchange by the Company of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of stocks by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of stock by a foreign office of a broker that
(a) is a United States person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or
(c) is a 'controlled foreign corporation' (generally, a foreign corporation controlled by United States stockholders) for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Stockholder and certain other conditions are met, or the stockholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of sale of stocks is subject to both backup withholding and information reporting unless the stockholder certifies under penalties of perjury that the stockholder is a Non-U.S. Stockholder, or otherwise establishes an exemption. A Non-U.S. Stockholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

     The United States Treasury has recently issued proposed regulations regarding the withholding and information reporting rules discussed above. In general, the proposed regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. If finalized in the current form, the proposed regulations would generally be effective for payments made after December 31, 1997, subject to certain transition rules.

TAX ASPECTS OF THE OPERATING PARTNERSHIP

     General. Substantially all of the Company's investments will be held indirectly through the Operating Partnership. In general, partnerships are 'pass-through' entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held by the Operating Partnership. See '--Taxation of the Company.'

     Final regulations were recently released which provide that if a partnership is formed or availed of in connection with a transaction a principal purpose of which is to reduce substantially the present value of the partners' aggregate federal income tax liability in a manner that is inconsistent with the intent of subchapter K of the Code (governing partners and partnerships), the

Commissioner of the IRS can recast the transaction for federal income tax purposes, as appropriate, to achieve tax results that are consistent with the intent of subchapter K. While it is anticipated that these regulations will not affect treatment of the Company, the Operating Partnership or its partners, the scope and effect of such regulations are unclear. If the regulations were to be applied to the Operating Partnership, the Operating Partnership could be ignored for tax purposes, with the result that the limited partners of the Operating Partnership could be deemed to have received Common Stock in the Company instead of Common Units in the Operating Partnership. Such treatment, however, should not adversely affect the Company's ability to qualify as a REIT.

     Entity Classification. The Company's interest in the Operating Partnership and the Lower Tier Partnerships involve special tax considerations, including the possibility of a challenge by the IRS of the status of the Operating Partnership or any Lower Tier Partnership as a partnership (as opposed to an association taxable as a corporation) for Federal income tax purposes. If any of the partnerships were treated as an association, such partnership would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change and preclude the Company from satisfying the asset tests and possibly the income tests (see '--Taxation of the Company --Asset Tests' and '--Income Tests'), and in turn would prevent the Company from qualifying as a REIT. See '--Taxation of the Company' and '--Failure to Qualify' above for a discussion of the effect of the Company's failure to meet such tests for a taxable year. In addition, a change in any of the partnerships' status for tax purposes might be treated as a taxable event in which case the Company might incur a tax liability without any related cash distributions.

     An organization formed as a partnership will be treated as a partnership for federal income tax purposes rather than as a corporation only if it has no more than two of the four corporate characteristics that the Treasury
Regulations use to distinguish a partnership from a corporation for tax purposes. These four characteristics are (i) continuity of life, (ii)
centralization of management, (iii) limited liability and (iv) free transferability of interests. The Company has not requested, and does not intend to request, a ruling from the IRS that each of the partnerships will be treated as partnerships for federal income tax purposes. However, in connection with the filing of the Registration Statement of which this Prospectus is a part, Latham & Watkins delivered an opinion to the Company stating that based on the provisions of the Partnership Agreement (and each of the partnership agreements for the Lower Tier Partnerships), and certain factual assumptions and representations described in the opinion, the Operating Partnership (and each of the Lower Tier Partnerships) will be treated as a partnership for federal income tax purposes (and not as an association or a publicly traded partnership taxable as a corporation). Unlike a private letter ruling, an opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not challenge the status of the Operating Partnership (or any of the Lower Tier Partnerships) as partnerships for federal income tax purposes. If such challenges were sustained by a court, the Operating Partnership or any of the Lower Tier Partnerships could be treated as a corporation for federal income tax purposes.

     Recently proposed Treasury Regulations (the 'Proposed Regulations'), if finalized in their present form, would eliminate the four factor test described above and, in its place, permit a partnership or limited liability company to elect to be taxed as a partnership for federal income tax purposes without regard to the number of corporate characteristics possessed by such entity. The Proposed Regulations are proposed to apply for tax periods beginning on or after the date that final regulations are published by the IRS. Until that time, the existing regulations will continue to apply. The Proposed Regulations provide that the IRS will not challenge the classification of any existing partnership or limited liability company for tax periods to which the existing Treasury Regulations apply if (1) the entity had a reasonable basis for its claimed classification, (2) the entity claimed that same classification in all prior years, and (3) as of the date that the proposed regulations were published, neither the entity nor any member of the entity had been notified in writing that the classification of the entity is under examination by the IRS.

     Partnership Allocations. Although a partnership agreement will generally determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) and the Treasury Regulations promulgated thereunder require that partnership allocations respect the economic arrangement of the partners.

     If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Tax Allocations with Respect to the Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property (such as the Properties) that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a 'Book-Tax Difference'). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Properties). Moreover, subsequent to the formation of the Operating Partnership, additional persons have contributed appreciated property to the Operating Partnership in exchange for interests in the Operating Partnership. The Partnership Agreement requires that such allocations be made in a manner consistent with Section 704(c) of the Code.

     In general, the principals of FWM and other Continuing Investors who are limited partners of the Operating Partnership will be allocated depreciation deductions for tax purposes which are lower than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to such limited partners, and the Company will generally be allocated only its share of capital gains attributable to appreciation, if any, occurring after the time of contribution to the Operating Partnership. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands the Operating Partnership may cause the Company to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See '--Taxation of the Company--Annual Distribution Requirements.'

     Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the 'traditional method' or the election of certain methods which would permit any distortions caused by a Book-Tax Difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership and the Company have determined to use the 'traditional method' for accounting for Book-Tax Differences with respect to the Properties initially contributed to the Operating Partnership.

     With respect to any property purchased by the Operating Partnership subsequent to the admission of the Company to the Operating Partnership, such property will initially have a tax basis equal to its fair market value, and
Section 704(c) of the Code will not apply.

     Basis in Operating Partnership Interest. The Company's adjusted tax basis in its interest in the Operating Partnership generally (i) will be equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company, (ii) will be increased by (a) its allocable share of the Operating Partnership's income and (b) its allocable share of indebtedness of the Operating Partnership and (iii) will be reduced, but not below zero, by the Company's allocable share of (a) losses suffered by the Operating Partnership, (b) the amount of cash distributed to the Company and (c) by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Operating Partnership.

     If the allocation of the Company's distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of the Company's partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that the Company has adjusted tax basis in its interest in the Operating Partnership. To the extent that the Operating Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Operating Partnership (such decreases being considered a cash distribution to the partners), exceeds the Company's adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to the Company. Such taxable income will normally be characterized as a capital gain, and if the Company's interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

OTHER TAX CONSEQUENCES

     The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

     A significant portion of the cash to be used by the Operating Partnership to fund distributions to partners is expected to come from the Management Company, through interest payments and dividends on non-voting preferred stock to be held by the Operating Partnership. The Management Company will pay federal and state tax on its net income at full corporate rates, which will reduce the cash available for distribution to stockholders.

                                 UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the 'Underwriters'), through their Representatives, Alex. Brown & Sons Incorporated, Friedman, Billings, Ramsey & Co., Inc. and Tucker Anthony Incorporated have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                NUMBER OF
                  UNDERWRITER                                    SHARES
                  -----------                                   ---------
      Alex. Brown & Sons Incorporated........................
      Friedman, Billings, Ramsey & Co., Inc..................
      Tucker Anthony Incorporated............................
                                                                ---------
      Total..................................................   1,500,000
                                                                =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,500,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the 1,500,000 shares are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended or to contribute to payments the Underwriters may be required to make in respect thereof.


     In addition, the Company and each of its executives, officers and directors have agreed with the Underwriters not to offer, sell, contract to sell or otherwise issue or dispose of shares of Common Stock for the 90-day period following the Offering, except that the Company may issue new shares of Common Stock pursuant to the exchange or conversion of outstanding securities, the issuance of shares of Common Stock pursuant to employee benefit plans and in connection with future acquisitions. See 'Shares Available for Future Sale.'


     Alex. Brown & Sons Incorporated and Friedman, Billings, Ramsey & Co., Inc. will receive an advisory fee of $125,000 in connection with the Offering.

                                 EXPERTS

     The consolidated balance sheets of First Washington Realty Trust, Inc. as of December 31, 1995 and 1994 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995, the combined statement of revenues and certain expenses of the New Retail Properties for the year ended December 31, 1995, the combined statement of revenues and certain expenses of the 1996(B) Acquisition Properties and the financial statement schedules listed in Item 35(a)3 included in this Form S-11, have been included herein in reliance on the reports of Coopers & Lybrand L.L.P, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Latham & Watkins, Washington, D.C. Latham & Watkins will rely as to certain matters of Maryland law, including the legality of the Common Stock, on the opinion of Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. In addition, the description of federal income tax consequences contained in this Prospectus entitled 'Federal Income Tax Considerations' is based upon the opinion of Latham & Watkins. Certain legal matters related to the Offering will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

                            ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the 'Commission') a registration statement on Form S-11 under the Securities Act with respect to the securities offered hereby. This Prospectus, which constitutes part of the registration statement, omits certain information contained in the registration statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'). The Company has filed reports and other information with the Commission and is subject to the periodic reporting and informational requirements of the Exchange Act. The registration statement, the exhibits and schedules forming a part thereof as well as such reports and other information filed by the Company with the Commission can be inspected and copies obtained from the Commission at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a website at http://www.sec.gov containing reports, prospectuses and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. In addition, similar information concerning the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, NY 10005. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respect by such reference.

     The Company furnishes its stockholders with annual reports containing consolidated financial statements audited by its independent accountants.

                              GLOSSARY OF TERMS

     Unless the context otherwise requires, the following capitalized terms shall have the meanings set forth below for the purposes of this Prospectus:

     'ACMs' means asbestos-containing materials.

     'ADA' means the Americans with Disabilities Act.

     'Affiliate' of an issuer means, as defined in Rule 144, a person that directly, or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under the common control with, such issuer.

     'Aggregate Ownership Limit' has the meaning ascribed to it in 'Description of Capital Stock--Restrictions on Ownership, Transfer and Conversion.'

     'Awards' means, collectively, non-qualified stock options, incentive stock options and stock appreciation rights.

     'Board of Directors' means the board of directors of the Company.

     'Bond   Obligations'   means  tax-exempt  bond  financing   obligations  of
approximately $7.3 million (collateralized by the Mayfair Shopping Center) issued by the Philadelphia Industrial Development Authority.

     'Book-Tax Difference' has the meaning ascribed to it in the section entitled 'Federal Income Tax Considerations--Tax Aspects of the Operating Partnership--Tax Allocations with Respect to the Properties.'

     'Business  Combinations,'  shall have the  meaning  associated  to it under
Section 3-601 of the MGCL.

     'Capital Gains Amount' has the meaning ascribed to it in Section 857 of the Code.

     'CERCLA' means the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986.

     'Code' means the Internal Revenue Code of 1986, as amended.

     'Commission' means the Securities and Exchange Commission.

     'Common Stock' means shares of the common stock of the Company, $0.01 par value per share.

     'Common  Stock  Ownership  Limit' shall have the meaning  ascribed to it in
'Description  of  Capital   Stock--Restrictions   on  Ownership,   Transfer  and
Conversion.'

     'Common Unit' means the units of the Operating Partnership exchangeable for shares of Common Stock on a one-for-one basis (or, at the option of the Company, redeemable by the Operating Partnership for cash).

     'Company'   means  First   Washington   Realty  Trust,   Inc.,  a  Maryland
corporation, and, unless the context otherwise requires, those entities owned or controlled by the Company.

     'Compensation Committee' means the committee appointed by the Company's Board of Directors to determine the granting of Awards.

     'Control Shares' has the meaning ascribed to it in the section entitled 'Risk Factors--Ownership Limit and Limits on Changes in Control--Maryland Control Share Acquisition Statute.'

     'Convertible Preferred Ownership Limit' shall have the meaning ascribed to it in 'Description of Capital Stock--Restrictions on Ownership, Transfer and Conversion.'

     'Convertible Preferred Stock' means Series A Cumulative Participating Convertible Preferred Stock of the Company.

     'Distribution Payment Date' means the date on which the distributions with respect to the Convertible Preferred Stock will be paid.

     'EBITDA' is equal to earnings before interest, income taxes, depreciation, amortization and minority interest.

     'Exchange Act' means the Securities Exchange Act of 1934, as amended.

     'Exchangeable Debentures' means the $25 million in aggregate principal amount of 8.25% Exchangeable Debentures issued by the Operating Partnership in the Formation Transactions, which are exchangeable for shares of Convertible Preferred Stock.

     'Existing Retail Properties' means the 33 retail properties currently owned by the Company. The Existing Retail Properties are: Brafferton Center, Bryans Road Shopping Center, Capital Corner Shopping Center, Chesapeake Bagel Building, Clinton Square Shopping Center, Clopper's Mill Village Shopping Center, Colonial Square Shopping Center, Centre Ridge Marketplace, Connecticut Avenue Shops, Davis Ford Crossing, Festival at Woodholme, 15th & Allen Shopping Center, Firstfield Shopping Center, First State Plaza, Fox Mill Shopping Center, The Georgetown Shops, Glen Lea Shopping Center, Hanover Village Shopping Center, James Island Shopping Center, Kenhorst Plaza Shopping Center, Laburnum Park Shopping Center, Laburnum Square Shopping Center, Mayfair Shopping Center, P.G. County Commercial Park, Penn Station Shopping Center, Potomac Plaza, Rosecroft Shopping Center, Shoppes of Kildaire, Stefko Boulevard Shopping Center, Southside Marketplace, Takoma Park Shopping Center, Thieves Market and Valley Centre.

     'Exchangeable Preferred Unit' means exchangeable preferred units of the Operating Partnership that are exchangeable for shares of Common Stock on a one-for-one basis (or, at the option of the Company, redeemable by the Operating Partnership for cash).

     'Farallon' means Farallon Capital Management, Inc.

     'FHA' means the Fair Housing Amendments Act of 1988.

     'FHLMC' means Federal Home Loan Mortgage Commission.

     'FIRPTA' means the Foreign Investment in Real Property Tax Act of 1980.

     'FNMA' means Federal National Mortgage Association.

     'FS Note' means the $4.8 million note issued by the Operating Partnership in connection with the Formation Transactions to the prior owner of First State Plaza Shopping Center, which note is exchangeable for Common Stock.

     'FWM' means First Washington Management, Inc., a District of Columbia corporation.

     'FWM Common Stock' means common stock of FWM entitled to receive 1% of the cash flow of FWM.

     'FWM Note' means a promissory note issued to the Principals in the face amount of $4.0 million.

     'FWM Partnerships' means the limited partnerships that owned the FWM Properties prior to the transfer to the Operating Partnership.

     'FWM Preferred Stock' means non-voting preferred stock of FWM entitled to receive 99% of the cash flow of FWM.

     'FWM Properties' means the Properties formerly owned by the FWM
Partnerships.

     'FWM Retail Properties' means the 14 Retail Properties formerly owned by the FWM Partnerships.

     'GAAP' means Generally Accepted Accounting Principles.


     'GLA' means gross leasable area and includes two pad sites at Penn Station Shopping Center (90,000 square feet) and one pad site at Laburnum Park Shopping Center (43,500 square feet) that are not owned by the Company.

     'GNMA' means Government National Mortgage Association.

     'Interested Stockholders,' under Maryland law, means all persons owning beneficially, directly or indirectly, more than 10% of the voting power of outstanding voting shares of stock of a Maryland corporation.

     'IRS' means the Internal Revenue Service.

     'June 1995 Offering' means the initial public offering of Common Stock in June 1995.

     'Lower Tier Partnerships' means those partnerships in which the Operating Partnership owns a 99% partnership interest and the Company (or a wholly owned subsidiary of the Company) owns a 1% partnership interest, which limited partnerships own six of the Properties.

     'MAC  Partnership'  means  Mid-Atlantic  Centers  Limited  Partnership,   a
Maryland limited partnership and an affiliate of FWM.

     'Management Company' means FWM after formation of the Company. The Management Company conducts property management, leasing and related services for the Company and for certain third parties. The Company owns 100% of FWM's non-voting Preferred Stock, but does not own any of the voting Common Stock of FWM.

     'MGCL' means the Maryland General Corporation Law, as amended from time to time.

     'Multifamily   Properties'   means  Branchwood   Apartments  and  Broadmoor
Apartments, the two multifamily apartment properties which the Company acquired in connection with the Formation Transactions.

     'NAREIT' means the National Association of Real Estate Investment Trusts, Inc.

     'NASDAQ' means the Nasdaq National Market.

     'Net Operating Income' represents minimum and percentage rents, tenant reimbursements and other related income, reduced by real estate taxes, insurance expense, common area maintenance expenses, utilities and management fees.

     'New Retail Properties' means the following six retail properties: City Line Shopping Center, Four Mile Fork Shopping Center, Kings Park Shopping Center, Newtown Square Shopping Center, Northway Shopping Center and Shoppes of Graylyn.

     'Nomura Capital' means Nomura Asset Capital Corporation, which provided the Nomura Mortgage Loan.

     'Nomura Mortgage Loan' means the $38.5 million mortgage loan from Nomura Capital secured by four of the Properties.

     'NYSE' means the New York Stock Exchange.

     'Operating Partnership' means First Washington Realty Limited Partnership, a Maryland limited partnership. The Operating Partnership owns all of the Properties (or interests therein). Upon conversion of all Common Units and Exchangeable Preferred Units, the Company will own a 100% general partnership interest in the Operating Partnership.

     'Options' means the opportunities granted to certain officers, directors, key employees and consultants of the Company to acquire Common Stock pursuant to its Stock Incentive Plan.

     'Partnership Agreement' means the agreement of limited partnership of the Operating Partnership.

     'Preferred Stock' means the preferred stock of the Company, $0.01 par value per share.

     'Properties' means one or more of the 39 Retail Properties and the two Multifamily Properties owned or to be acquired by the Company, as more particularly described in the section entitled 'Properties.'

     'REIT' means a real estate investment trust as defined pursuant to Sections 856 through 860 of the Code.

     'Retail Properties' means one or more of the 33 Existing Retail Properties and the 6 New Retail Properties.

     'Securities Act' means the Securities Act of 1933, as amended.

     'Stock Incentive Plan' means the Company's 1994 Stock Option Plan.

     'Subsidiaries' means all of the subsidiaries of the Company.

     'Total market capitalization' means the sum of: (i) the aggregate market value of the outstanding shares of Common Stock (based on $20.00 per share) assuming full exchange of Common Units in the Operating Partnership for shares of Common Stock, and full exchange of Convertible Preferred Stock for Common Stock, plus (ii) the total debt of the Company.

     'UBTI' means unrelated business taxable income as defined pursuant to Sections 511 and 512 of the Code.

     'U.S. Shareholder' has the meaning ascribed to it in the section entitled 'Federal Income Tax Considerations--Taxation of Taxable U.S. Stockholders.'

                        INDEX TO FINANCIAL STATEMENTS


                                                                                                             PAGE
FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
PRO FORMA (UNAUDITED):
-- Pro Forma Consolidated Balance Sheet as of September 30, 1996...........................................  F- 2
-- Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 1996.............  F- 3
-- Pro Forma Consolidated Statement of Operations for the year ended December 31, 1995.....................  F- 4
-- Notes and Management's Assumptions to the Pro Forma Consolidated Financial Statements...................  F- 5
HISTORICAL:
-- Consolidated Balance Sheets as of September 30, 1996 (unaudited) and December 31, 1995..................  F- 8
-- Consolidated Statements of Operations for the nine months and three months ended September 30, 1996
     (unaudited) and 1995 (unaudited)......................................................................  F- 9
-- Consolidated Statements of Cash Flows for the nine months ended September 30, 1996 (unaudited) and 1995
     (unaudited)...........................................................................................  F-10
-- Notes to Unaudited Consolidated Financial Statements....................................................  F-11
-- Report of Independent Accountants.......................................................................  F-15
-- Consolidated Balance Sheets as of December 31, 1995 and 1994............................................  F-16
-- Consolidated Statements of Operations for the years ended December 31, 1995, 1994 and 1993..............  F-17
-- Consolidated Statements of Stockholders' Equity for the years ended December 31, 1995, 1994 and 1993....  F-18
-- Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1994 and 1993..............  F-19
-- Notes to the Consolidated Financial Statements..........................................................  F-20
NEW RETAIL PROPERTIES:
-- Report of Independent Accountants.......................................................................  F-36
-- Combined Statement of Revenues and Certain Expenses for the year ended December 31, 1995 and the nine months ended September 30, 1996 (unaudited)...........................................................  F-37
-- Notes to Combined Statement of Revenues and Certain Expenses............................................  F-38
1996(B) ACQUISITION PROPERTIES:
-- Report of Independent Accountants.......................................................................  F-39
-- Combined Statement of Revenues and Certain Expenses for the year ended December 31, 1995 and the six months ended June 30, 1996 (unaudited) and 1995 (unaudited)...........................................  F-40
-- Notes to Combined Statement of Revenues and Certain Expenses............................................  F-41

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
                     PROFORMA CONSOLIDATED BALANCE SHEET
                            (dollars in thousands)
                                 (unaudited)

                                                                                AS OF SEPTEMBER 30, 1996
                                                                         --------------------------------------
                                                                                       PRO FORMA         PRO
                                                                         HISTORICAL   ADJUSTMENTS       FORMA
                                                                         ----------   -----------       -----
                                             ASSETS
Rental properties:
  Land.................................................................  $   56,511   $  11,141(A)   $   67,652
  Building and improvements............................................     229,263      44,563(A)      273,826
                                                                            -------      ------         -------
                                                                            285,774      55,704         341,478
  Accumulated depreciation.............................................     (28,324)         --         (28,324)
                                                                            -------      ------         -------
  Rental properties, net...............................................     257,450      55,704         313,154
Cash and equivalents...................................................       1,870       2,571(C)        4,441
Tenant receivables, net................................................       4,692          --           4,692
Deferred financing costs, net..........................................       4,717         433(A)        5,150
Other assets...........................................................       6,240          --           6,240
                                                                              -----      ------           -----
       Total assets....................................................  $  274,969   $  58,708      $  333,677
                                                                         ==========   =========      ==========



                              LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Mortgage and other notes payable.....................................  $  162,346   $  24,630(D)   $  186,976
  Debentures...........................................................      25,000          --          25,000
  Accounts payable and accrued expenses................................       5,215          --           5,215
                                                                            -------      ------         -------
       Total liabilities                                                    192,561      24,630         217,191


Minority interest......................................................      12,573       6,375(B)       18,948
Stockholders' equity:
  Convertible Preferred Stock $.01 par value, 3,500,000 shares
     designated; 2,314,189 shares issued and outstanding...............          23          --              23
  Common Stock $.01 par value, 90,000,000 shares authorized; 3,291,245
       and 4,791,245 shares issued and outstanding respectively........          32          15(E)           47
  Additional paid-in capital...........................................      86,538      27,688(F)      114,226
  Accumulated distributions in excess of earnings......................     (16,758)         --         (16,758)
                                                                            -------      ------         -------
       Total stockholders' equity......................................      69,835      27,703          97,538
                                                                             ------      ------         -------
       Total liabilities and stockholders' equity......................  $  274,969   $  58,708      $  333,677
                                                                         ==========   =========      ==========


  The accompanying notes and management assumptions are an integral part of these pro forma consolidated financial statements.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
               PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                 (dollars in thousands, except share amounts)
                                 (unaudited)



                                                                NINE MONTHS ENDED SEPTEMBER 30, 1996
                                              --------------------------------------------------------------------------------
                                                               1996(A)         1996(B)
                                                           ACQUISITION     ACQUISITION      NEW RETAIL                    PRO
                                              HISTORICAL    PROPERTIES      PROPERTIES      PROPERTIES    ADJUSTMENTS    FORMA
                                              ----------   -----------     -----------      ----------    -----------    -----
                                                                (B)             (C)             (D)
Revenues:
  Minimum rents.............................   $  23,408     $     250       $     774       $   4,292             --  $  28,724
  Percentage rents..........................         501             0               0             262             --        763
  Tenant reimbursements.....................       5,015            58             176           1,023             --      6,272
  Other income..............................       1,189             1               1              13             --      1,204
                                                  ------           ---             ---           -----             --     ------
      Total revenues                              30,113           309             951           5,590                    36,963
                                                  ------           ---             ---           -----          ------    ------
Expenses:
  Property operating and maintenance........       7,623            67             222           1,337           173(E)    9,422
  General and administrative................       2,348            --              --              --            --       2,348
  Interest..................................      11,025            --              --              --         2,442(F)   13,467
  Depreciation and amortization.............       5,783            --              --              --         1,292(G)    7,075
                                                   -----            --             ---           -----         -----       -----
                                                  26,779            67             222           1,337         3,907      32,312
                                                  ------            --             ---           -----         -----      ------
Income before income from Management
  Company, minority interest and
  distributions to Preferred Stockholders...       3,334           242             729           4,253        (3,907)      4,651
Income from Management Company..............          97            --              --              --            --          97
                                                     ---           ---             ---             ---           ---         ---
Income before minority interest and
  distributions to Preferred Stockholders...       3,431           242             729           4,253        (3,907)      4,748
(Income)/loss allocated to minority
  interest..................................        (486)           --              --              --          (260)(H)    (746)
                                                    ----          ----            ----            ----          ----        ----
Income before distributions to preferred
  stockholders..............................       2,945           242             729           4,253        (4,167)      4,002
Distributions to preferred stockholders.....      (4,231)           --              --              --            --      (4,231)
                                                  ------        ------          ------          ------        ------      ------
Income (loss) allocated to common
  stockholders..............................   $  (1,286)    $     242       $     729       $   4,253       $(4,167)  $    (229)
                                               ---------     ---------       ---------       ---------       -------   ---------
Net loss per Common Share...................   $   (0.40)                                                              $   (0.05)
                                               =========                                                               =========
Shares of Common Stock, in thousands........       3,227                                                                   4,727
                                                   =====                                                                   =====

  The accompanying notes and management assumptions are an integral part of these pro forma consolidated financial statements.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
               PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                 (dollars in thousands, except share amounts)
                                 (unaudited)


                                                                 YEAR ENDED DECEMBER 31, 1995
                                                                 -------------------------------------------------------
                                                                1996(A)      1996(B)
                                                             ACQUISITION  ACQUISITION  NEW RETAIL                   PRO
                                                HISTORICAL    PROPERTIES   PROPERTIES  PROPERTIES   ADJUSTMENTS    FORMA
                                                ----------   -----------  -----------  ----------   -----------    -----
                                                    (A)          (B)          (C)          (D)
Revenues:
  Minimum rents...............................   $  26,876    $   1,474    $   1,946    $   5,578           --   $  35,874
  Percentage rents............................         662           --           --          401           --       1,063
  Tenant reimbursements.......................       5,016          318          407        1,021           --       6,762
  Other income................................       1,463            3           --           39           --       1,505
                                                     -----        -----        -----        -----        -----       -----
      Total revenues                                34,017        1,795        2,353        7,039           --      45,204
                                                    ------        -----        -----        -----        -----      ------
Expenses:
  Property operating and maintenance..........       8,048          399          524        1,307          277(E)   10,555
  General and administrative..................       2,831           --           --           --           --       2,831
  Interest....................................      12,666           --           --           --        4,422(F)   17,088
  Depreciation and amortization...............       6,606           --           --           --        2,337(G)    8,943
                                                     -----        -----        -----        -----        -----       -----
                                                    30,151          399          524        1,307        7,036      39,417
                                                    ------          ---          ---        -----        -----      ------
Income before income from Management Company,
  minority interest and distributions to
  Preferred Stockholders......................       3,866        1,396        1,829        5,732       (7,036)      5,787
Income from Management Company................         449           --           --           --           --         449
                                                       ---          ---          ---          ---          ---         ---
Income before minority interest and
  distributions to Preferred Stockholders.....       4,315        1,396        1,829        5,732       (7,036)      6,236
(Income) loss allocated to minority
  interest....................................        (570)          --           --           --         (407)(H)    (977)
                                                      ----         ----         ----         ----         ----        ----
Income before distributions to preferred
  stockholders................................       3,745        1,396        1,829        5,732       (7,443)      5,259
Distributions to preferred stockholders.......      (5,641)          --           --           --           --      (5,641)
                                                    ------       ------       ------       ------       ------      ------
Income (loss) allocated to common
  stockholders................................   $  (1,896)   $   1,396    $   1,829    $   5,732      $(7,443)  $    (382)
                                                 ---------    ---------    ---------    ---------      -------   ---------
Net loss per Common Share.....................   $   (0.59)                                                      $   (0.08)
                                                 =========                                                       =========
Shares of Common Stock, in thousands..........       3,201                                                           4,701
                                                     =====                                                           =====



  The accompanying notes and management assumptions are an integral part of these pro forma consolidated financial statements.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
                    NOTES AND MANAGEMENT'S ASSUMPTIONS TO
               THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                            (dollars in thousands)
                                 (unaudited)

1. BASIS OF PRESENTATION:


   The accompanying unaudited Pro Forma Consolidated Balance Sheet is presented as if the Offering, and the acquisition of the New Retail Properties had been consummated on September 30, 1996.


   The accompanying unaudited Pro Forma Consolidated Statements of Operations are presented as if:

   (i) the acquisition of the 1996(A) and the 1996(B) Acquisition Properties and the proposed acquisition of the the New Retail Properties had been consummated as of January 1, 1995; and

   (ii) the June 1995 Offering had occurred as of January 1, 1995; and

   (iii) the Offering had occurred as of January 1, 1995.

   The 1996(A) Acquisition Properties consist of the operations of Stefko Boulevard Shopping Center and 15th & Allen Shopping Center, both purchased on January 4, 1996, Clopper's Mill Village Shopping Center purchased on March 20, 1996 and Centre Ridge Marketplace purchased on March 29, 1996.

   The 1996(B) Acquisition Properties consist of the operations of Takoma Park Shopping Center Purchased on April 29, 1996 and Southside Marketplace Shopping Center purchased on June 7, 1996.

   These pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto, included elsewhere in this Prospectus. In management's opinion, all adjustments necessary to reflect the effects of the acquisition of the 1996(A) and 1996(B) Acquisition Properties, the proposed acquisition of the New Retail Properties and the June 1995 offering and the Offering have been made.


   The unaudited pro forma consolidated financial statements are not necessarily indicative of the actual financial position at September 30, 1996 or what the actual results of operations of the Company would have been assuming the June 1995 Offering, the acquisitions of the 1996(A) and 1996(B) Acquisition Properties and the proposed acquisition of the New Retail Properties had been completed as of January 1, 1995, nor are they indicative of the results of operations for future periods.


2. ADJUSTMENTS TO PRO FORMA CONSOLIDATED BALANCE SHEET:

   (A) Reflects the purchase of the New Retail Properties for $53,829, (including the payment of transaction expenses of $1,379), expansions of existing retail properties of $1,875 and deferred financing costs of $433. These items were financed through new mortgage debt of $8,244, the assumption of existing mortgage debt of $21,076, cash of $20,669 from the proceeds of the Offering and the issuance of approximately 300,000 Common Units with a value of approximately $6,148.

   (B) Reflects the common minority interest share (17.5%) of the Offering proceeds as follows:

ProForma Stockholders' Equity before Minority Interest adjustment....  $116,486
Less Preferred Stockholder liquidation preference....................   (57,855)
Less Preferred Unitholders liquidation preference....................   (10,530)
                                                                       --------
Equity available for Common Unitholders..............................    48,101
Common Minority interest ownership %.................................      17.5%
Common Minority interest ownership...................................     8,418
Preferred Minority interest ownership................................    10,530
                                                                       --------
ProForma Minority Interest...........................................  $ 18,948
                                                                       ========

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
                    NOTES AND MANAGEMENT'S ASSUMPTIONS TO
         THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                            (dollars in thousands)
                                 (unaudited)

   (C) Reflects the following transactions:

        Sale of 1,500,000 shares of Common Stock at $20.00 per share.......................  $   30,000
        Transaction costs associated with the sale of Common Stock.........................      (2,070)
                                                                                                 ------
        Net Proceeds.......................................................................      27,930
        Purchase of the New Retail Properties..............................................     (18,794)
        Repayment of Mortgage Debt.........................................................      (4,690)
        Property expansion expenditures....................................................      (1,875)
                                                                                                 ------
                                                                                              $   2,571
                                                                                              =========

   (D) Reflects new mortgage debt of $8,244 and the assumption of mortgage debt in the amount of $21,076 in connection with the acquisition of the New Retail Properties less repayment of $4,690 of Mortgage Debt with proceeds from the Offering.

   (E) Reflects $.01 par value associated with the sale of 1,500,000 shares of Common Stock.


   (F) Reflects the net proceeds of the offering ($27,915) plus the issuance of approximately 300,000 Common Units ($6,148) less the amounts allocated to minority interests ($6,375).


3. ADJUSTMENTS TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS:

(A) Reflects the proforma results of operations for the year ended December 31, 1995 as reported in Footnote 2 of the Company's 1995 financial statements included herein. The proforma results of operations were presented as if the June 1995 Offering and the Acquisitions of the Festival at Woodholme Shopping Center, the UDR Properties, Kenhorst Shopping Center and Firstfield Shopping Center had occurred on January 1, 1995.


(B) Reflects the operations of the 1996(A) Acquisition Properties for the six months ended June 30, 1996 and the year ended December 31, 1995. The adjustment for the six months ended June 30, 1996 represents the activity only for the period of time prior to the acquisition of the 1996(A) Acquisition Properties by the Company.

(C) Reflects the operations of the 1996(B) Acquisition Properties for the six months ended June 30, 1996 and the year ended December 31, 1995. The adjustment for the six months ended June 30, 1996 represents the activity only for the period of time prior to the acquisition of the 1996(B) Acquisition Properties by the Company.

(D) Reflects the operations of the New Retail Properties for the nine months ended September 30, 1996 and the year ended December 31, 1995.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
                    NOTES AND MANAGEMENT'S ASSUMPTIONS TO
         THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                            (dollars in thousands)
                                 (unaudited)

                                                                          NINE MONTHS
                                                                             ENDED           YEAR ENDED
                                                                      SEPTEMBER 30, 1996  DECEMBER 31, 1995
                                                                      ------------------  -----------------
   (E) Reflects the net increase in property operating and
       maintenance costs relating to:
1996(A) Acquisition Properties management fees to be incurred..........    $       8        $      43
1996(B) Acquisition Properties management fees to be incurred..........           23               58
New Retail Properties Management fees to be incurred...................          142              176
                                                                           ---------        ---------
                                                                           $     173        $     277
                                                                           =========        =========
   (F) Reflects the net increase (decrease) in interest expense relating to:
Repayment of existing mortgage debt ($4,690, 8.5%).....................    $    (298)       $    (397)
The 1996(A) Acquisition Properties mortgage debt.......................          229              818
The 1996(B) Acquisition Properties debt................................          530            1,307
Debt related to the New Retail Properties .............................        1,951            2,600
Amortization relating to:
  The New Retail Properties mortgage financing costs...................           29               39
  Deferred financing costs on mortgages to be repaid...................          (12)             (17)
  The 1996(A) Acquisition Properties Mortgage debt.....................            3               15
  The 1996(B) Acquisition Properties Mortgage debt.....................           10               57
                                                                           ---------        ---------
                                                                           $   2,442        $   4,422
                                                                           =========        =========

   (G) Reflects the net increase in depreciation and amortization relating to:
The 1996(A) Acquisition Properties (Cost basis: $17.1 million).........    $      86        $     542
The 1996(B) Acquisition Properties (Cost basis: $12.7 million).........          162              402
The New Retail Properties (Cost basis: $43.9 million)..................        1,044            1,393
                                                                           ---------        ---------
                                                                           $   1,292        $   2,337
                                                                           =========        =========
       Depreciation is calculated using the
       straight-line method over 31.5 years. It is
       assumed that 80% of the acquisition cost
       basis is allocated to the building.

   (H) Reflects the limited partners' interest in the Operating
       Partnership after preferred distributions.
Pro forma income before distributions and minority interest............    $   4,731        $   6,216
                                                                           =========        =========
Distributions to Preferred Stockholders (84.6%)........................    $  (4,231)       $  (5,641)
Distributions to Preferred Unitholders (15.4%).........................         (721)            (858)
                                                                                ----             ----
       Total distributions.............................................    $  (4,952)       $  (6,499)
                                                                           =========        =========
Income allocated to Preferred Minority interest........................          729              957
Minority interest ownership of City Line Shopping Center (11%).........           17               20
                                                                                  --               --
Total income allocated to minority interest............................    $     746        $     977
                                                                           =========        =========


             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                   (dollars in thousands except share data)


                                                                                         SEPTEMBER 30   DECEMBER 31
                                                                                             1996          1995
                                                                                             ----          ----
                                                                                          (UNAUDITED)
                                                      ASSETS
Rental properties:
  Land.................................................................................   $  56,511    $   42,420
  Buildings and improvements...........................................................     229,263       185,672
                                                                                            -------       -------
                                                                                            285,774       228,092
Accumulated depreciation...............................................................     (28,324)      (22,775)
                                                                                            -------       -------
  Rental properties, net...............................................................     257,450       205,317
Cash and equivalents...................................................................       1,870         7,806
Tenant receivables, net................................................................       4,692         3,214
Deferred financing costs, net..........................................................       4,717         5,690
Other assets...........................................................................       6,240         5,378
                                                                                          ---------    ----------
          Total assets.................................................................   $ 274,969    $  227,405
                                                                                          =========    ==========

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Mortgage notes payable...............................................................   $ 162,346    $  116,182
  Debentures...........................................................................      25,000        25,000
  Accounts payable and accrued expenses................................................       5,215         4,059
                                                                                            -------       -------
          Total liabilities............................................................     192,561       145,241
Minority interest......................................................................      12,573        11,088
Stockholders' equity:
  Convertible preferred stock $.01 par value, 3,750,000 shares designated; 2,314,189
issued and outstanding.................................................................          23            23
  Common stock $.01 par value, 90,000,000 shares authorized; 3,291,245 and 3,189,549
shares issued and outstanding, respectively............................................          32            32
  Additional paid-in capital...........................................................      86,538        80,699
  Accumulated distributions in excess of earnings......................................     (16,758)       (9,678)
                                                                                            -------        ------
          Total stockholders' equity...................................................      69,835        71,076
                                                                                          ---------    ----------
          Total liabilities and stockholders' equity...................................   $ 274,969    $  227,405
                                                                                          =========    ==========


 The accompanying notes are an integral part of these consolidated financial statements.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                  (dollars in thousands, except share data)
                                 (unaudited)

                                                              FOR THREE MONTHS
                                                                   ENDED        FOR NINE MONTHS ENDED
                                                                SEPTEMBER 30,        SEPTEMBER 30,
                                                              ---------------       ---------------
                                                              1996       1995       1996       1995
                                                              ----       ----       ----       ----
Revenues:
  Minimum rents...........................................  $   8,390  $   6,152  $  23,408  $  16,597
  Percentage rents........................................        107        121        501        302
  Tenant reimbursements...................................      1,742      1,175      5,015      3,106
  Other income............................................        275        256      1,189        787
                                                                  ---        ---        ---        ---
       Total revenues.....................................     10,514      7,704     30,113     20,792
                                                               ------      -----     ------     ------
Expenses:
  Property operating and maintenance......................      2,631      1,787      7,623      5,024
  General and administrative..............................        648      1,737      2,348      2,152
  Interest................................................      3,999      2,845     11,025      8,095
  Depreciation and amortization...........................      2,039      1,533      5,783      4,162
                                                                -----      -----      -----      -----
       Total expenses.....................................      9,317      7,902     26,779     19,433
                                                                -----      -----     ------     ------
Income before income from Management Company, minority
  interest and distributions to Preferred Stockholders....      1,197       (198)     3,334      1,359
Income from Management Company............................         90         87         97        361
                                                                   --        ---          -        ---
Income before minority interest and distributions to
  Preferred Stockholders..................................      1,287       (111)     3,431      1,720
(Income) loss allocated to minority interest..............       (188)      (218)      (486)       (87)
                                                                 ----        ---       ----        ---
Income before distributions to Preferred Stockholders.....      1,099       (329)     2,945      1,633
Distributions to Preferred Stockholders...................     (1,410)    (1,388)    (4,231)    (3,728)
                                                               ------     ------     ------     ------
Net Income (loss) allocated to common stockholders........  $    (311) $  (1,717) $  (1,286) $  (2,095)
                                                            =========  =========  =========  =========
Net Income (loss) per Common Share........................  $   (0.09) $   (0.56)  $  (0.40) $   (1.01)
                                                            =========  =========  =========  =========
Shares of Common Stock, in thousands......................      3,288      3,076      3,227      2,081
                                                                =====      =====      =====      =====
Distributions per share...................................  $  0.4875  $  0.4875  $  1.4625  $  1.4625
                                                            =========  =========  =========  =========

 The accompanying notes are an integral part of these consolidated financial statements.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Dollars in thousands)
                                 (unaudited)

                                                                                       FOR THE NINE MONTHS
                                                                                              ENDED
                                                                                           SEPTEMBER 30,
                                                                                          ---------------
                                                                                          1996       1995
                                                                                          ----       ----
Operating activities:
  Income before distributions to Preferred Stockholders...............................  $   2,945  $   1,633
  Adjustment to reconcile net cash provided by operating activities:
    Income allocated to minority interest.............................................        486         87
    Depreciation and amortization.....................................................      5,784      4,162
    Amortization of deferred financing costs and loan discounts.......................      1,668      1,713
    Equity in earnings of Management Company..........................................        263         99
    Compensation paid or payable in company stock.....................................      1,136      1,183
    Provision for uncollectible accounts..............................................        228        349
    Recognition of deferred rent......................................................       (691)      (549)



    Net changes in:
      Tenant receivables..............................................................     (1,015)       (46)
      Other assets....................................................................     (1,359)    (1,329)
      Account payable and accrued expenses............................................         21       (514)
                                                                                             ----       ----
           Net cash provided by operating activities..................................      9,466      6,788
                                                                                            -----      -----
Investing activities:
  Additions to rental properties......................................................     (3,298)    (1,420)
  Purchase of rental properties.......................................................    (38,962)   (13,851)
                                                                                          -------    -------
           Net cash used in investing activities......................................    (42,260)   (15,271)
                                                                                          -------    -------
Financing activities:
  Proceeds from line of credit........................................................      8,348         --
  Proceeds from mortgage notes........................................................     30,225         --
  Proceeds from issuance of Common Stock..............................................         --     27,129
  Cost of raising equity capital......................................................         --     (2,334)
  Repayment on mortgage notes.........................................................       (612)    (2,193)
  Additions to deferred financing costs...............................................       (591)      (136)
  Repayments of Advances due Principals...............................................         --       (447)
  Distributions paid to Preferred Stockholders........................................     (4,231)    (3,728)
  Distributions paid to Common Stockholders...........................................     (4,720)    (3,048)
  Distributions paid to minority interest.............................................     (1,561)    (1,167)
                                                                                             ----       ----
           Net cash provided by financing activities..................................     26,858     14,076
                                                                                           ------     ------
  Net increase (decrease) in cash and equivalents.....................................     (5,936)     5,593
  Cash and equivalents, beginning of period...........................................      7,806      1,113
                                                                                            -----      -----
  Cash and equivalents, end of period.................................................  $   1,870  $   6,706
                                                                                        =========  =========


 The accompanying notes are an integral part of these consolidated financial statements.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation

   The unaudited interim consolidated financial statements of the Company are prepared pursuant to the Securities and Exchange Commission's rules and regulations for reporting on Form S-11 and should be read in conjunction with the audited financial statements included herein. Accordingly certain disclosures accompany annual financial statements prepared in accordance with generally accepted accounting principles are omitted. In the opinion of management, all adjustments, consisting solely of normal recurring adjustments, necessary for fair presentation of the consolidated financial statements for the interim periods have been included. The current period's results of operations are not necessarily indicative of results which ultimately may be achieved for the year.

   The consolidated financial statements include the accounts of the Company and its majority owned partnerships, including the Operating Partnership. All significant intercompany balances and transactions have been eliminated.

   Loss per Share


   Loss per share is calculated by dividing income after minority interest, less preferred distributions by the weighted average number of common shares outstanding during the three months and nine months ended September 30, 1996 and 1995 respectively. The weighted average number of common shares outstanding during three months ended September 30, 1996 and 1995 were 3,288,000 and 3,076,000, respectively and the weighted average number of common shares outstanding during nine months ended September 30, 1996 and 1995 were 3,227,000 and 2,081,000 respectively. Options outstanding are not included since their inclusion would be anti-dilutive. The assumed conversion of the Preferred Stock as of the date of issuance would have been anti-dilutive. The assumed conversion of the partnership units held by the limited partners of the Operating Partnership as of the REIT formation, which would result in the elimination of earnings and losses allocated to minority interests would have been anti-dilutive, as the allocation of losses to limited partners was suspended due to their lack of responsibility to fund losses. The Debentures, which are exchangeable into shares of Convertible Preferred Stock, do not meet the criteria for classification as common stock equivalents.


2. PURCHASE OF RENTAL PROPERTIES

   On June 1, 1995, the Company purchased the Festival at Woodholme Shopping Center located in Baltimore, Maryland for an approximate purchase price of $14.3 million. The acquisition was financed through the issuance of approximately 96,000 Operating Partnership common units with a value of approximately $1.6 million and assumed mortgage indebtedness of $12.7 million. Concurrent with the closing, the Company made a $1.0 million mortgage curtailment. The mortgage bears interest at 9.6% per annum and is payable monthly based on a 28 year amortization schedule. The loan is due in April 2000. The center is anchored by Sutton Place Gourmet and Pier One Imports.

   On June 30, 1995, (effective July 1, 1995) the Company purchased four shopping centers located in Richmond, Virginia for an approximate purchase price of $20.3 million. The shopping centers are Glen Lea, anchored by Winn-Dixie Supermarket; Hanover Village, anchored by Farm Fresh Supermarket; Laburnum Square, anchored by Hannaford Brothers Supermarket; and Laburnum Park, anchored by Ukrops Supermarket. The acquisition was financed through the issuance of approximately 358,000 shares of Preferred Stock with a value of approximately $8.1 million, and cash of approximately $12.2 million.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

   On October 12, 1995, the Company purchased Kenhorst Plaza Shopping Center in Reading, Pennsylvania for an approximate purchase price of $11.0 million. The center is anchored by Redner's Supermarket and Rite-Aid Drugs. The property was financed from the proceeds of the $14.2 million mortgage loan obtained from Lutheran Brotherhood using Glen Lea, Hanover Village, Laburnum Park and Laburnum Square as collateral.

   On November 15, 1995, the Company purchased Firstfield Shopping Center located in Gaithersburg, Maryland for an approximate price of $3.4 million. The acquisition was financed through the issuance of approximately 36,000 shares of Preferred Stock with a value of approximately $0.8 million, a seller provided purchase money note in the amount of approximately $2.5 million and $0.1 million cash.

   On January 4, 1996, the Company purchased two shopping centers, Stefko Boulevard Shopping Center, located in Bethlehem, Pennsylvania and 15th & Allen Shopping Center, located in Allentown, Pennsylvania, from one seller for an approximate purchase price of $9.3 million. The shopping centers are each anchored by Laneco Supermarket. The acquisition was financed through the issuance of approximately 121,000 Common Units with a value of approximately $2.2 million, mortgage indebtedness of approximately $6.1 million and $1.0 million cash. The mortgage loan bears interest at 7.745% per annum and is self amortizing over a 25 year period.

   On March 20, 1996, the Company purchased the Clopper's Mill Village Shopping Center located in Germantown, Maryland for an approximate purchase price of $20.2 million. The center is anchored by Shoppers Food Warehouse and CVS/Pharmacy. The purchase was financed with new mortgage debt of $14.5 million, the issuance of approximately 183,000 Common Units with a value of approximately $3.5 million, the issuance of approximately 69,000 Preferred Units with a value of approximately $1.7 million and approximately $.5 million cash. The mortgage loan bears interest at 7.18% per annum, amortizes over a 25 year period and matures in 10 years.

   On March 29, 1996, the Company purchased Centre Ridge Marketplace located in Centreville, Virginia. The purchase price of the property was $5.5 million. On June 1, 1996, the Company purchased the Superfresh Supermarket building, which anchors the shopping center for $3.0 million. The Company expects to spend approximately $2.1 million for the construction of an additional 34,000 square feet. The total cost of the project will be approximately $11.0 million which will be financed through a $9.0 million construction loan and $2.0 million of cash. A portion of the cash came from a draw on the Company's line of credit.

   On April 29, 1996, the Company purchased Takoma Park Shopping Center located in Takoma Park, Maryland for an approximate purchase price of $4.6 million. The center is anchored by Shoppers Food Warehouse. The purchase was financed with new mortgage debt of $2.4 million and a draw on the Company's line of credit in the amount of $2.1 million and $0.1 million cash. The Company plans on renovating the shopping center at a cost of approximately $.8 million. The work is expected to be completed by October 1996 and will be financed through additional proceeds from the current first trust lender.

   On June 7, 1996, the Company purchased Southside Marketplace shopping center located in Baltimore, Maryland for an approximate purchase price of $11.0 million. The center is anchored by Metro Foods and Rite Aid Drugs. The purchase was financed through the assumption of an $8.1 million first trust mortgage and a draw on the Company's line of credit in the amount of approximately $2.9 million.

   The following unaudited pro forma condensed consolidated results of operations are presented as if the acquisitions had occurred on January 1 of the period presented. In preparing the pro forma data, adjustments have been made for the June 1995 Offering transactions. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the Company.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)


                                                        FOR THE NINE MONTHS    FOR THE YEAR
                                                                ENDED             ENDED
                                                            SEPTEMBER 30,      DECEMBER 31,
                                                          ---------------      ------------
                                                          1996       1995          1995
                                                          ----       ----          ----

Total revenues........................................  $  31,373  $  27,837      $  37,865
                                                        ---------  ---------      ---------
Expenses:

  Property operating and maintenance..................      7,943      6,560          9,074
  General and administrative..........................      2,348      2,152          2,831
  Interest............................................     11,800     10,886         14,856
  Depreciation and amortization.......................      6,031      5,402          7,419
                                                            -----      -----          -----
       Total Expenses.................................     28,122     25,000         34,180
                                                           ------     ------         ------
Income before income from Management Company, minority
  interest and distributions to Preferred
  Stockholders........................................      3,251      2,837          3,685
Income from Management Company........................         97        361            449
                                                               --        ---            ---
Income before minority interest and distributions to
  Preferred Stockholders..............................      3,348      3,198          4,134
Income allocated to minority interest.................       (516)      (422)          (637)
                                                             ----       ----           ----
Income before distributions to Preferred
  Stockholders........................................      2,832      2,776          3,497
Distributions to Preferred Stockholders...............     (4,231)    (4,231)        (5,642)
                                                           ------     ------         ------
Loss allocated to Common Stockholders.................  $  (1,399) $  (1,455)     $  (2,145)
                                                        =========  =========      =========
Net loss per common share.............................  $   (0.43) $   (0.45)     $   (0.66)
                                                        =========  =========      =========

3. SUMMARY OF NONCASH INVESTING AND FINANCING ACTIVITIES

   Significant noncash transactions for the nine months ended September 30, 1996 and 1995 and were as follows:

                                                                                  1996       1995
                                                                                  ----       ----
Liabilities assumed in purchase of rental properties..........................  $   8,097  $  11,723
Common units in the Operating Partnership issued in connection with the
  purchase of rental properties...............................................        --   $   1,630
Convertible Preferred Stock issued in connection with the Purchase of UDR
  Properties..................................................................        --   $   8,055
Adjustment for minority interest's ownership of the operating partnership       $   1,485  $   3,560
Accrual of cost of raising equity capital.....................................        --   $     474
Recognition of excess minority interest share of losses previously allocated
  to common stockholders......................................................        --   $     647

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

4. ENVIRONMENTAL

   The Company, as an owner of real estate, is subject to various environmental laws of Federal and local governments. Compliance by the Company with existing laws has not had a material adverse effect on its financial condition and management does not believe it will have such an effect in the future. However, the Company cannot predict the impact of new or changed laws or regulations on its current Properties.

   All of the Properties have been subjected to Phase I environmental audits. Such audits have not revealed, nor is management aware of any environmental liability that management believes would have a material adverse impact on the consolidated financial position, results from operations or liquidity, including the two situations discussed below. Management is unaware of any instances in which it would incur and be financially responsible for any material environmental costs if any or all Properties were sold, disposed of or abandoned.

   Contamination caused by dry cleaning solvents has been detected in ground water below the Penn Station Shopping Center. The source of the contamination has not been determined. Potential sources include a dry cleaner tenant at the Penn Station Shopping Center and a dry cleaner located in an adjacent property. Sampling conducted at the site indicates that the contamination is limited and is unlikely to have any effect on human health. The Company has made a request for closure to the State of Maryland. Management believes that there is very little exposure at this time, and therefore has not recorded an accrued environmental clean-up liability.

   Petroleum has been detected in the soil of a parcel adjacent to Fox Mill Shopping Center on property occupied by Exxon Corporation ('Exxon') for use as a gas station (the 'Exxon Station'). Exxon has taken steps to remediate the petroleum in and around the Exxon Station, which is located down-gradient from the Fox Mill Shopping Center. Exxon has agreed to take full responsibility for the remediation of such petroleum. Currently, there has been no contamination of the Company's property and none is expected to occur. In addition, a dry cleaning solvent has been detected in the groundwater below the Fox Mill Shopping Center. A groundwater pump and treatment system, approved by the Virginia Water Control Board, was installed in July 1992, and was operating until recently when the Control Board ordered quarterly sampling to determine if further remediation is necessary. The cost of running the pumps and monitoring the contamination is approximately $10 per annum. The previous owner of the Fox Mill Shopping Center has agreed to fully remediate the groundwater contamination. Management does not believe that it has a material probable liability, notwithstanding the pledge of the previous owner and the Company believes that there is minimal exposure at this time, and therefore has not recorded an accrued environmental clean-up liability.

5. SUBSEQUENT EVENTS


   On October 19, 1996, the Board of Directors declared a distribution of $0.4875 and $.6094 per share of Common Stock and Preferred Stock, respectively to shareholders of record as of November 1, 1996, paid on November 15, 1996.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of First Washington Realty Trust, Inc.

     We have audited the accompanying consolidated balance sheets of First Washington Realty Trust, Inc. and Subsidiaries, as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the management of First Washington Realty Trust, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Washington Realty Trust, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Washington, D.C.
February 9, 1996

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                       as of December 31, 1995 and 1994
                   (dollars in thousands except share data)


                                                                                               1995        1994
                                                                                               ----        ----
                                                      ASSETS
Rental properties:
  Land....................................................................................  $   42,420  $   32,417
  Buildings and improvements..............................................................     185,672     142,796
                                                                                               -------     -------
                                                                                               228,092     175,213
  Accumulated depreciation................................................................     (22,775)    (17,241)
                                                                                               -------     -------
  Rental properties, net..................................................................     205,317     157,972
Cash and equivalents......................................................................       7,806       1,113
Tenant receivables, net...................................................................       3,214       2,550
Deferred financing costs, net.............................................................       5,690       7,228
Other assets..............................................................................       5,378       3,624
                                                                                                 -----       -----
          Total assets....................................................................  $  227,405  $  172,487
                                                                                            ==========  ==========

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Mortgage notes payable..................................................................  $  116,182  $   89,858
  Debentures..............................................................................      25,000      25,000
  Accounts payable and accrued expenses...................................................       4,059       2,620
  Advances due Principals.................................................................          --         447
                                                                                               -------     -------
          Total liabilities...............................................................     145,241     117,925
Minority interest.........................................................................      11,088       8,580
Stockholders' equity:
  Convertible preferred stock $.01 par value, 3,750,000 shares designated; 2,314,189 and
1,920,000 shares issued and outstanding, respectively.....................................          23          19
  Common stock $.01 par value, 90,000,000 shares authorized; 3,189,549 and 1,574,359
shares issued and outstanding, respectively...............................................          32          16
Additional paid-in capital................................................................      80,699      48,245
Accumulated distributions in excess of earnings...........................................      (9,678)     (2,298)
                                                                                                ------      ------
          Total stockholders' equity......................................................      71,076      45,982
                                                                                                ------      ------
          Total liabilities and stockholders' equity......................................  $  227,405  $  172,487
                                                                                            ==========  ==========

 The accompanying notes are an integral part of these consolidated financial statements.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
             for the years ended December 31, 1995, 1994 and 1993
                  (dollars in thousands, except share data)

                                                                                     1995       1994       1993
                                                                                     ----       ----       ----
Revenues:
  Minimum rents..................................................................  $  23,276  $  14,701  $  10,594
  Percentage rents...............................................................        495        255         68
  Tenant reimbursements..........................................................      4,362      2,823      1,889
  Third-party fees...............................................................         --      1,912      4,396
  Other income...................................................................      1,447        508        245
                                                                                       -----        ---        ---
       Total revenues............................................................     29,580     20,199     17,192
                                                                                      ------     ------     ------
Expenses:
  Property operating and maintenance.............................................      7,229      6,299      5,137
  General and administrative.....................................................      2,831      1,356      2,665
  Interest.......................................................................     11,230      9,301      7,909
  Depreciation and amortization..................................................      5,808      4,579      2,721
                                                                                       -----      -----      -----
       Total expenses............................................................     27,098     21,535     18,432
                                                                                      ------     ------     ------
Income (loss) before income from Management Company, extraordinary item,
  distribution to Preferred Stockholders and minority interest...................      2,482     (1,336)    (1,240)
Income from Management Company...................................................        449        500         --
                                                                                         ---        ---      -----
Income (loss) before extraordinary item, distributions to Preferred Stockholders
  and minority interest..........................................................      2,931       (836)    (1,240)
Extraordinary item--Gain on early extinguishment of debt and debt
  restructuring..................................................................         --      2,251      2,665
                                                                                       -----      -----      -----
Income before distributions to Preferred Stockholders and minority interest......      2,931      1,415  $   1,425
                                                                                                             ======
Income allocated to minority interest............................................       (602)    (1,101)
                                                                                        ----     ------
Income before distributions to Preferred Stockholders............................      2,329        314
Distributions to Preferred Stockholders..........................................     (5,117)    (1,811)
                                                                                      ------     ------
Loss allocated to Common Stockholders............................................  $  (2,788) $  (1,497)
                                                                                   =========  =========
Net loss per Common Share........................................................  $   (1.19) $   (0.95)
                                                                                   =========  =========
Shares of Common Stock, in thousands.............................................      2,351      1,574
                                                                                       =====      =====

 The accompanying notes are an integral part of these consolidated financial statements.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             for the years ended December 31, 1995, 1994 and 1993
                            (dollars in thousands)

                                                                                   ACCUMULATED
                                                    CONVERTIBLE     ADDITIONAL   DISTRIBUTIONS
                                         COMMON       PREFERRED           PAID       IN EXCESS      ACCUMULATED
                                          STOCK           STOCK     IN CAPITAL     OF EARNINGS          DEFICIT     TOTAL
                                          -----           -----     ----------     -----------          -------     -----

Balance at December 31, 1992......    $               $              $               $               $  (16,437)  $ (16,437)
                                         -----          ------         ------          ------           --------     -------
Net income........................                                                                        1,425       1,425
Distributions.....................                                                                         (441)       (441)
Contributions.....................                                                                          293         293
                                         ------         -------        -------         ------               ---         ---
Balance, December 31, 1993........                                                                      (15,160)    (15,160)
Common stock issued in connection
  with June 1994 Offering
  (1,282,051 shares)..............           13                         24,987                                       25,000
Common stock issued in exchange
  for $4 million note due from
  Management Company (189,744
  shares).........................            2                             (2)
Stock issued to Farallon (102,564
  shares).........................            1                          1,999                                        2,000
Convertible Preferred Stock issued
  in connection with June 1994
  Offering (1,920,000 shares).....                           19         47,981                                       48,000
Cost of raising capital...........                                     (11,902)                                     (11,902)
Net income........................                                                         314              875       1,189
Cash distributions................                                                      (2,612)          (2,039)     (4,651)
Pre-reorganization
  contributions...................                                                                        1,772       1,772
Adjustment for deconsolidation of
  Management Company..............                                                                         (204)       (204)
Reclassification of accumulated
  deficit upon reorganization.....                                     (14,756)                          14,756          --
Reclassification of minority
  interest........................                                         (62)                                         (62)
                                        -------          -------            ---          ------          ------          ---
Balance, December 31, 1994........           16              19         48,245          (2,298)              --      45,982
Net Income........................                                                       2,329                        2,329
Issuance of Common Stock
  (1,528,393 shares)..............           15                         27,114                                       27,129
Issuance of Preferred Stock
  (358,000 shares)................                            4          8,051                                        8,055
Issuance of Common Stock for
  compensation (66,666 shares)....            1                          1,182                                        1,183
Issuance of Preferred Stock
  (36,189 shares).................                            0            787                                          787



Cost of raising equity capital....                                      (2,808)                                      (2,808)
Cash distributions................                                                      (9,709)                      (9,709)
Exchange of common units for
  common shares (20,131 shares)...                                         119                                          119
Adjustment for Minority Interest's
  ownership of the Operating
  Partnership.....................                                      (1,991)                                      (1,991)
                                        -------          -------        -------          ------      -------         ------
Balance, December 31, 1995........    $      32       $      23      $  80,699       ($  9,678)      $    --      $  71,076
                                       =========       =========      =========       =========       ========     =========


 The accompanying notes are an integral part of these consolidated financial statements.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
             for the years ended December 31, 1995, 1994 and 1993
                            (Dollars in thousands)

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                        -----------------------
                                                                                      1995       1994       1993
                                                                                      ----       ----       ----
Operating activities:
  Income before distributions to Preferred Stockholders...........................  $   2,329  $     314  $   1,425
  Adjustment to reconcile net cash provided by operating activities:
    Income allocated to minority interest.........................................        602      1,101         --
    Depreciation and amortization.................................................      5,808      4,579      2,721
    Amortization of deferred financing costs and loan discounts...................      2,260      1,308        216
    Compensation paid or payable in company stock.................................      1,800         --         --
    Provision for uncollectible accounts..........................................        483        941        318
    Gain on early extinguishment of debt and debt restructuring...................         --     (2,251)    (2,665)
    Recognition of deferred rent..................................................       (855)       537         30
    Net changes in:
      Tenant receivables..........................................................       (292)    (1,336)      (522)
      Other assets................................................................     (2,160)    (1,048)      (417)
      Account payable and accrued expenses........................................         (3)      (981)      (275)
      Equity in earnings of Management Company....................................         31         --         --
                                                                                           --    --------    -------
           Net cash provided by operating activities..............................     10,003      3,164        831
                                                                                       ------      -----        ---
Investing activities:
  Additions to rental properties..................................................     (2,067)    (3,301)      (515)
  Purchase of rental properties...................................................    (27,917)   (52,935)        --
  Sale of land....................................................................         --         --         65
  Distributions from Management Company...........................................        100         --         --
                                                                                      --------   --------    -------
           Net cash used in investing activities..................................    (29,884)   (56,236)      (450)
                                                                                      --------   --------    -------
Financing activities:
  Proceeds from mortgage notes....................................................     16,720     40,834      5,801
  Proceeds from Debentures........................................................         --     25,000         --
  Proceeds from sale of Common Stock..............................................     27,129     25,000         --
  Proceeds from sale of Preferred Stock...........................................         --     48,000         --
  Cost of raising equity capital..................................................     (2,680)    (8,962)        --
  Repayment on mortgage notes.....................................................     (2,260)   (63,800)    (5,395)
  Additions to deferred financing costs...........................................       (581)    (8,032)      (300)
  (Reduction in) addition to Advances due Principals..............................       (447)        --       (487)
  Establishment of Lender escrows.................................................         --       (737)        --
  Prepayment penalties............................................................         --       (276)        --
  Distributions paid--Pre-reorganization..........................................         --     (2,039)      (441)
  Distributions paid to Preferred Stockholders....................................     (5,117)    (1,811)        --
  Distributions paid to Common Stockholders.......................................     (4,593)      (801)        --
  Distributions paid to minority interest.........................................     (1,597)      (509)        --
  Contributions--Pre-reorganization...............................................         --      1,772        293
  Deconsolidation of Management Company...........................................         --        (24)        --
                                                                                       ------        ---     -------
           Net cash provided by (used in) financing activities....................     26,574     53,615       (529)
                                                                                       ------     ------       ----
  Net increase (decrease) in cash and equivalents.................................      6,693        543       (148)
  Cash and equivalents, beginning of period.......................................      1,113        570        718
                                                                                        -----        ---        ---
  Cash and equivalents, end of period.............................................  $   7,806  $   1,113  $     570
                                                                                    =========  =========  =========

 The accompanying notes are an integral part of these consolidated financial statements.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except share data)

1. ORGANIZATION AND BUSINESS


   First Washington Realty Trust, Inc. and subsidiaries (collectively, the 'Company') is the successor to substantially all of the interests of First Washington Management, Inc. ('FWM'), its affiliates and certain others in a portfolio of 14 retail and two multifamily properties owned by FWM and its affiliates (collectively, the 'Existing Properties'), and six properties acquired from unrelated third parties (the 'Acquisition Properties' and collectively, the 'Properties') all located in the Mid-Atlantic region and the economic beneficiary of the related acquisition, property management, renovation and third-party businesses (together with the Existing Properties, the 'FWM Group' or 'Predecessor') through the issuance of 1,282,051 and 1,920,000 shares of Common and Convertible Preferred Stock, respectively, (the 'Offering') of the Company.

   The Company, incorporated in Maryland in April 1994, is self-managed and self-administered and has elected to be taxed as a real estate investment trust ('REIT') under the Internal Revenue Code of 1986, as amended (the 'Code').

   On June 27, 1994, the Company completed a private placement offering (the 'June 1994 Offering') of 1,920,000 shares of 9.75% Series A Cumulative Participating Convertible Preferred Stock ('Preferred Stock') with a $0.01 par value per share and a liquidation preference of $25.00 per share, and 1,282,051 shares of $0.01 par value Common Stock. The June 1994 Offering price per share of Preferred Stock and Common Stock was $25.00 and $19.50, respectively, resulting in gross offering proceeds of $73.0 million. Net of Initial Purchaser's Discount/Placement Agent's fee and total estimated offering expenses, the Company received approximately $63.1 million in proceeds.

   Simultaneously with the June 1994 Offering, the Company was admitted as the sole general partner of First Washington Realty Limited Partnership (the 'Operating Partnership'). The transactions leading to the admittance of the Company into the Operating Partnership were as follows:

        The Operating Partnership was formed via the contribution of substantially all the assets of or interests in the FWM Properties by the owners, net of related mortgage indebtedness. In addition, certain of the Principals contributed a $4.0 million promissory note with no cost basis (the 'FWM Note') due from First Washington Management, Inc. ('FWM'), operator of the related acquisition, property management, leasing and brokerage business, to the Company in exchange for 189,744 shares of Common Stock. The Company was admitted as the sole general partner of the Operating Partnership, receiving an approximate ownership interest of 83.5% in exchange for contributing the net June 1994 Offering proceeds and the FWM Note.

        The net proceeds of the June 1994 Offering, together with borrowings of $38.5 million under new mortgage loans collateralized by certain of the Properties and the issuance of $25.0 million of Exchangeable Debentures, were used to repay indebtedness of $68.1 million including approximately $3.1 million for prepaid interest and amortization, prepayment penalties and term extension fees; to purchase the Acquisition Properties at a cost of $51.9 million; to pay expenses in connection with the Formation Transactions of $6.5 million; and, to fund working capital. The original owners' interests in the properties were converted into 337,732 limited partnership units, including 2,564 units received by the Principals in connection with their contribution of all of the non-voting preferred stock entitled to 99% of the cash flow of FWM, which are exchangeable on a one-for-one basis for shares of the Company's common stock.

  Farallon Capital Management, Inc. ('Farallon'), a previously unrelated third party, along with certain of its affiliates were reimbursed approximately $1.1 million advanced in connection with their funding of certain expenses relating to the Offering and received 102,564 shares of Common Stock with a value of $2.0 million

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

   based upon the June 1994 Offering price of $19.50 per share. The Common Stock issued was recorded at its fair value with a corresponding increase in costs of raising capital.

   The accompanying financial statements for the periods prior to the REIT formation are presented on a combined historical cost basis due to their common control and management. The exchange of the Predecessor for interests in the Operating Partnership was accounted for as a reorganization of entities under common control. As such, these assets and liabilities were transferred and accounted for at historical cost in a manner similar to that in a pooling of interests.

   The Company's assets are held by, and all its operations conducted through, the Operating Partnership and FWM. As of December 31, 1995, the Company and the Operating Partnership, including subsidiary partnerships, collectively owned 100% of the properties. Due to the Company's ability, as the general partner, to exercise both financial and operational control over the Operating Partnership, the Operating Partnership is consolidated for financial reporting purposes. Subsequent to the admittance of the Company, allocation of net income to the limited partners of the Operating Partnership is based on their respective partnership interests and is reflected in the accompanying Consolidated Financial Statements as minority interests. Losses allocable to the limited partners in excess of their basis are allocated to the Common Stockholders as the limited partners have no requirement to fund losses.

   The Company's investment in the preferred stock of FWM is accounted for under the equity method of accounting. In addition to receiving fees under third-party management, leasing and brokerage agreements, FWM manages all the properties owned by the Operating Partnership in exchange for a fee.

   On September 14, 1994, the Company filed a registration statement with the Securities and Exchange Commission to register shares issued or reserved for issuance pursuant to the June 1994 Offering. The registration statement was declared effective on December 15, 1994.

   On June 27, 1995, the Company completed a public offering of 1,450,000 shares of Common stock (the 'June 1995 offering'). The shares of stock were priced at $17.75 per share, resulting in gross offering proceeds of $25.7 million. The Company netted $23.0 million after deducting the underwriters discount and estimated offering expenses of $2.7 million.

   On July 27, 1995, an additional 78,393 shares of Common Stock were issued pursuant to the exercise of a portion of the underwriters over-allotment option. The Company received additional proceeds of $1.3 million net of the underwriters discount.

   The Company's financial results are affected by general economic conditions in the markets in which its properties are located. An economic recession, or other adverse changes in general or local economic conditions, could result in the inability of some existing tenants of the Company to meet their lease obligations and could otherwise adversely affect the Company's ability to attract or retain tenants. The Retail Properties are typically anchored by supermarkets, drug stores and other consumer necessity and service retailers which usually offer day-to-day necessities rather than luxury items. These types of tenants, in the experience of the Company, generally maintain more consistent sales performance during periods of adverse economic conditions.

2. ACQUISITION OF RENTAL PROPERTIES

   With the proceeds from the June 1994 Offering, the Company acquired six additional retail properties (collectively, the 'Acquisition Properties'), net of mortgage debt assumed, for an aggregate purchase price of approximately $83.8 million. The properties were acquired for approximately $51.9 million in cash, the assumption of approximately $14.4 million of debt, including purchase money notes exchangeable into either

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

   shares of Convertible Preferred Stock or Common Stock (see Note 3), issuance of 352,000 Exchangeable Preferred Units and net of an additional $8.7 million of debt assumed and repaid. The acquisitions were accounted for using the purchase method of accounting.

   On June 1, 1995, the Company purchased the Festival at Woodholme Shopping Center located in Baltimore, Maryland for an approximate price of $14.3 million. The acquisition was financed through the issuance of approximately 96,000 Operating Partnership common units with a value of approximately $1.6 million and assumed mortgage of indebtedness of $12.7 million. Concurrent with the closing, the Company made a $1.0 million mortgage curtailment. The mortgage bears interest at 9.6% per annum and is payable monthly based on a 28 year amortization schedule. The loan is due in April 2000. The center is anchored by Sutton Place Gourmet and Pier One Imports.

   On June 30, 1995 (effective July 1, 1995), the Company purchased four shopping centers located in Richmond, Virginia for an approximate purchase price of $20.3 million. The shopping centers are Glen Lea, anchored by Winn-Dixie Supermarket; Hanover Village, anchored by Farm Fresh Supermarket Supermarket; Laburnum Square, anchored by Hannaford Brothers; and Laburnum Park, anchored by Ukrops Supermarket. The acquisition was financed through the issuance of approximately 358,000 shares of Preferred Stock with a value of approximately $8.1 million, and cash of approximately $12.2 million.

   The Company obtained a loan commitment using the four Richmond properties as collateral, in the amount of $14.2 million which has a term of ten years, and bears interest at 8.57% per annum, with monthly payments based on a 22 year amortization schedule. The loan closed on October 6, 1995.

   On October 12, 1995, the Company purchased Kenhorst Plaza Shopping Center in Reading, Pennsylvania for an approximate purchase price of $11.0 million. The center is anchored by Redner's Supermarket and Rite-Aid Drugs. The property was financed from the proceeds of the $14.2 million loan discussed above.

   On November 15, 1995, the Company purchased Firstfield Shopping Center located in Gaithersburg, Maryland for an approximate price of $3.4 million. The acquisition was financed through the issuance of approximately 36,000 shares of Preferred Stock with a value of approximately $0.8 million, a seller provided purchase money note in the amount of approximately $2.5 million and $0.1 million cash.

   The following unaudited pro forma condensed combined results of operations for the years ended December 31, 1995 and 1994 are presented as if the acquisitions of the rental properties occurred on January 1 of the period presented. In preparing the pro forma data, adjustments have been made for the June 1995 Offering and the June 1994 Offering and Formation transactions. The proforma statements are provided for information purposes only. They are based on historical information and do not necessarily reflect the actual results that would have occurred nor are they necessarily indicative of future results of operations of the Company.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

                                                                                    1995       1994
                                                                                    ----       ----
                                                                                      (UNAUDITED)

Total revenues..................................................................  $  34,017  $  31,026
Expenses:
  Property operating and maintenance............................................      8,048      8,693
  General and administrative....................................................      2,831        603
  Interest......................................................................     12,666     12,624
  Depreciation and amortization.................................................      6,606      6,882
                                                                                      -----      -----
                                                                                     30,151     28,802
                                                                                     ------     ------
Income before income from Management Company and minority interest..............      3,866      2,224
Income from Management Company..................................................        449        700
                                                                                        ---        ---
Income before distributions to preferred stockholders and minority interest.....      4,315      2,924
Income allocated to minority interest...........................................       (570)      (386)
Distributions to preferred stockholders.........................................     (5,641)    (5,641)
                                                                                     ------     ------
Loss allocated to common stockholders...........................................  $  (1,896) $  (3,103)
                                                                                  =========  =========
Net loss per common share.......................................................  $   (0.59) $   (0.97)
                                                                                  =========  =========

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation

   The consolidated financial statements include the accounts of the Company and its majority owned partnerships, including the Operating Partnership. All significant intercompany balances and transactions have been eliminated. Combined financial statements, including the accounts after elimination of all transactions between business entities included in the FWM Group, are presented prior to the June 1994 Offering.

   Following the formation of the Company and the recapitalization of FWM, the accounts of the Management Affiliate were deconsolidated, resulting in a net charge to accumulated deficit of $204.

   Use of Accounting Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and are beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

   Rental Properties

   Rental properties are carried at the lower of cost less accumulated depreciation or net realizable value. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. The Company uses a 27.5-to 31.5-year estimated life for buildings and 5-to 31.5-year estimated life for capital improvements. Tenant improvement expenditures are depreciated over the term of the related lease. Expenditures for ordinary maintenance and repairs are charged to operations as incurred while significant

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

   renovations and improvements that improve and/or extend the useful life of the asset are capitalized and depreciated over the estimated useful life.

   In determining whether there has been any impairment losses, the Company determines that the property's net projected undiscounted cash flow before debt service is sufficient to recover the cost of the asset. An impairment loss would result if the carrying value were greater than the cumulative undiscounted net cash flow. The amount of an impairment would be calculated by determining the difference between the carrying value and the cumulative discounted net cash flow.

   Cash and Equivalents

   All demand, money market accounts, certificates of deposit and repurchase agreement accounts with an original maturity of three months or less at date of purchase are considered to be cash and equivalents. The Company places its temporary cash investments with high quality financial institutions. The deposits at such financial institutions are guaranteed by the Federal Deposit Insurance Corporation ('FDIC') up to $100. At various times during the year, the Company has deposits in excess of the FDIC insurance limit. In addition, the Company is required to maintain escrow deposits with certain lenders. Such amounts which are included in other assets, are also in excess of FDIC insurance limits.

   Deferred Lease Costs

   Deferred lease costs consist of fees and costs incurred to initiate and renew operating leases, including amounts paid to FWM, and are amortized over the lease term and are included in other assets.

   Deferred Financing Costs

   Deferred financing costs include fees and costs incurred to obtain long-term financing and are being amortized over the terms of the respective loans using the effective interest method. Unamortized deferred financing costs are charged to expense when debt is retired before the maturity date. Accumulated amortization of deferred financing costs at December 31, 1995 and 1994 was $3,492 and $1,373, respectively. Deferred financing cost amortization expense is included in interest expense and amounted to $2,260, $1,308 and $216 during 1995, 1994, and 1993 respectively.

   Revenue Recognition

   Rental income attributable to leases is recorded when due from tenants. Certain of the leases provide for escalating base rents, which are recognized on a straight-line basis over the term of the agreement. Rents accrued, but not yet paid, are included in accounts receivable. As of December 31, 1995 and 1994, the amounts of these straight-line receivables were $2,396 and $1,541, respectively. The amount of rental income from the straight-lining of rents amounted to $855, ($603) and ($30) for the years ended 1995, 1994 and 1993, respectively. Certain of the leases also provide for additional revenue to be paid based upon the level of sales achieved by the lessee. Most leases provide for tenant reimbursement of common area maintenance and other operating expenses.

   An allowance for doubtful accounts has been provided against the portion of tenant accounts receivable which is estimated to be uncollectible. Tenant accounts receivable in the accompanying combined balance sheets are shown net of an allowance for doubtful accounts of $418 and $391 as of December 31, 1995, and 1994, respectively.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

   Income Taxes

   The Company operates and intends to continue to operate in a manner intended to qualify as a REIT under the Code. A trust which distributes at least 95% of its taxable income to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its shareholders. During 1995, common and preferred distributions paid of $0 and $1.90 per share are treated as ordinary income, respectively and $1.95 and $0.54 are treated as a return of capital, respectively.

   If the Company fails to qualify as a REIT in any tax year, the Company will be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Even if the company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and federal income and excise taxes on its undistributed income.

   Loss per Share

   Loss per share is calculated by dividing income after minority interest, less preferred distributions by the weighted average number of common shares outstanding during the respective periods. Options outstanding are not included since their inclusion would be anti-dilutive. The assumed conversion of the Preferred Stock as of the date of issuance would have been anti-dilutive. The assumed conversion of the partnership units held by the limited partners of the Operating Partnership as of the REIT formation, which would result in the elimination of earnings and losses allocated to minority interests would have no effect for 1995 and would have been anti-dilutive in 1994, as the allocation of losses to limited partners was suspended due to their lack of responsibility to fund losses. The Debentures, which are exchangeable into shares of Convertible Preferred Stock, do not meet the criteria for classification as common stock equivalents.

   Minority Interest

   Minority interest represents the limited partners' interest of 422,802, and 347,056 common units as of December 31, 1995 and 1994, respectively, and 352,000 Exchangeable Preferred Units in the Operating Partnership. The Exchangeable Preferred Units have an aggregate liquidation preference of $8,800. At the date of formation, the minority interest was established based on their interest in the value of the Operating Partnership.



   Annually, the income is assigned to Preferred Stockholders to the extent of their distributions and amounts necessary to maintain their balance at its liquidation value. Any remaining income is assigned to minority Common Stockholders based on their percentage interest during the period the income is generated. Losses of the Operating Partnership are allocated to minority Common Stockholders based on their percentage interest to the extent that they have capital available. In the event that consolidated net assets decrease below the Preferred Stock liquidation value, operating losses are allocated to the Preferred minority interest based on their percentage ownership. Additionally, the impact on stockholders equity of changes in minority interest percentage ownership caused by the issuance of common stock or conversions of preferred stock are reflected in additional paid in capital.

   New Accounting Pronouncements

   In March 1995, the Financial Accounting Standards Board ('FASB') issued Statement of Financial Accounting Standards ('SFAS') 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 121, which is required to be adopted by January 1, 1996, established accounting standards for the impairment of long-lived assets, certain intangible assets and cost in excess of net assets related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

   In October 1995, the FASB issued SFAS 123, Accounting for Stock-Based Compensation. SFAS 123, which is required to be adopted by January 1, 1996, established financial accounting and reporting standards for issuance of equity instruments to acquire goods and services from non-employees. The Company intends to continue to measure compensation using the accounting prescribed by APB Opinion No. 25.

   The Company does not expect that adoption of SFAS 121 and 123 will have a material effect on its consolidated financial position, consolidated statement of income or liquidity.

4. RENTAL PROPERTIES

   Depreciation expense for each of the years ended December 31, 1995, 1994, and 1993 was $5,534, $4,223, and $2,296, respectively.

   For each of the years ended December 31, 1995, 1994, and 1993, maintenance and repairs expense was $1,872, $1,552, and $771, respectively, and real estate taxes were $2,044, $1,484, and $1,109, respectively. Such amounts are included in property operating and maintenance expense in the accompanying consolidated statements of operations.

5. DEFERRED FINANCING COSTS

   As part of the June 1994 Offering, the Company purchased an interest rate cap, prepaid some mortgage interest and incurred various finance charges and other costs associated with the mortgage loans. These costs have been recorded as deferred finance charges and are amortized over the life of the related loans. A summary of the charges incurred during 1994 is as follows:

Purchase of interest rate cap.........................  $   3,204
Buy down of interest rates............................      2,751
Lender's points, fees and other charges...............      2,077
                                                            -----
       Total incurred.................................  $   8,032
                                                        =========

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

6. MORTGAGE DEBT

   Mortgage and other notes payable consisted of the following as of December 31, 1995 and 1994, respectively:

                                                         1995       1994
                                                         ----       ----
   Mortgage notes with fixed interest at:
   8.50%, maturing July 1997........................  $           $   2,000
   6.50%, maturing June 1998........................       4,151      4,151
   6.50%, maturing July 1999(f).....................       3,587      3,587
   6.50%, maturing July 1999........................       3,826      3,826
   6.70%, maturing July 1999(a)(b)(c)...............      38,500     38,500
   7.00%, maturing July 1999........................       3,500      3,518
   7.00%, maturing July 1999........................       3,656      3,656
   9.60% maturing April 2000........................      11,671         --
   5.00%, maturing July 2000(d).....................       4,308      4,167
   6.50% to 8.00%, maturing through July 2001.......       9,332      9,325
   8.57% maturing October 2005......................      14,163         --
   7.50% maturing December 2005.....................       2,520         --
   6.50%, maturing April 2006.......................       7,998      7,998
                                                           -----      -----
   Total fixed rate notes...........................     107,212     80,728
                                                         -------     ------
   Mortgage notes with variable rates:



   Variable maturing June 1998(e)...................       7,440      7,600
   Variable maturing February 2020..................       1,530      1,530
                                                           -----      -----
   Total variable rate notes........................       8,970      9,130
                                                           -----      -----
                                                      $  116,182  $  89,858
                                                      ==========  =========

     (a) As part of this loan the lender required the Company to establish escrow accounts for real estate taxes, insurance and a replacement reserve. These escrows, totaling $512 at December 31, 1995, are included in other assets.

     (b) The Company borrowed $38.5 million under new mortgage loans (collectively, the 'Nomura Mortgage Loan') collateralized by five of the Properties. These loans, which bear interest at 30-day LIBOR (5.69% at December 31, 1995) plus 2.0% and mature on July 1, 1999, are closed to prepayment for 48 months and can be prepaid thereafter based on a 1.50% declining prepayment penalty. To mitigate its exposure to these variable rate loans, the Company entered into a five year interest rate protection agreement for a notional amount of $38.5 million that is effective through the loans maturity, and caps the interest rate at 6.20% for year one, 6.70% for year two, and 7.70% for years three through five. The financing cost of the interest rate protection agreement of approximately $3.2 million, is being amortized over the life of the agreement using the effective interest rate method resulting in an effective interest rate on the Nomura Mortgage Loan of approximately 8.9% per annum. The estimated fair market value of the interest rate protection agreement, as determined by the issuing financial institution, was approximately $1.2 million at December 31, 1995.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

     (c) In December 1995, the Company entered into two interest rate swap contracts with a notional amount of $38.5 million. The Company intends to hold such contracts, the first of which commences in July 1996 and expires in June 1999 and the second of which commences in July 1999 and expires in December 2003,until their expiration dates. The purpose of the swaps is to fix the interest rate on the $38.5 million Nomura loan through its expiration date of June 1999 at 7.09% and to mitigate any interest rate exposure upon refinancing the loan by fixing the LIBOR rate at 6.375% for the period beginning July 1999 through December 2003. Under the terms of the interest rate contract, the Company will be paying a fixed rate of 5.09% to the Counter Party through June 1999 and a fixed rate of 6.375% through December 2003. The Company will be receiving variable payments from the Counter Party based on 30 day libor through December 2003. The Counter Party has as collateral a $2.4 million restriction on the $5.8 million line of credit it provided the Company (see below). The fair market value of each of the interest rate swaps is determined by the amounts at which they could be settled. If the Company had settled these agreements with the counter party on December 31, 1995, the Company would have paid approximately $1.2 million.

     (d) In connection with the purchase of First State Plaza and Valley Centre, the Company issued a $4.8 million note (the 'FS Note') bearing interest at 5.0% per annum, plus a participation under certain circumstances as described in the agreement, and is exchangeable for shares of Common Stock. The FS Note was recorded net of a discount of $703 of which $492 remains outstanding, reflecting an effective interest rate of approximately 8.2% as the stated interest rate represented a below market rate. This discount is being amortized over the life of the loan using the effective interest method.

     (e) The Company assumed Bond Obligations of $7.6 million collateralized by Mayfair Shopping Center. The Bond Obligations bear interest at a variable rate, plus a credit enhancement fee of 2.0%. The variable rate is determined weekly at the rate necessary to produce a bid in the process of remarketing the Bond Obligations equal to par plus accrued interest, based on comparable issues in the market. The interest rate, including the 2.0% credit enhancement fee, was 7.35% at December 31, 1995. The Bond Obligations have a stated maturity of February 1, 2010, however, the letter of credit supporting the Bond Obligations expires on June 24, 1998.

     (f) $1,750 of this loan was repaid with proceeds from the June 1994 Offering. As part of this transaction, the lender waived $787 of accrued interest. This has been recorded as an extraordinary item during 1994.

     A portion of the net proceeds from the June 1994 Offering, along with proceeds from the aforementioned new borrowings were used to repay indebtedness of $68.1 million, including approximately $3.1 million for prepaid and escrowed interest and principal amortization, prepayment penalties and loan extension fees. The Operating Partnership recorded extraordinary gains of approximately $2,251, including $787 of accrued interest, resulting from the early extinguishment of debt at a discount.

     In June 1993, the Company purchased at a discount the original debt, which bore interest at the prime rate plus 1.0% and matured on December 31, 1993, including accrued interest of $54, for a payment of $4,578 and a note for $1,044. The $1,618 discount has been reflected as an extraordinary gain in 1993.

     In August 1992, an FWM-affiliated partnership owning the Penn Station Shopping Center was voluntarily placed in Chapter 11 under the United States Bankruptcy Code as a result of the lender's unwillingness to extend the loan in the ordinary course on terms and conditions acceptable to the partnership. Among other matters, the lender, as a condition to the extension, endeavored to convert the loan from non-recourse to personal recourse. In July 1993, a consensual plan was approved by all parties and the loan was modified and extended, on a non-recourse basis, to provide for capitalization of $800 of accrued interest, bringing the

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

     principal balance to $20,000, waiver of approximately $897 of accrued interest and an extension of the maturity through August 1998. Interest would accrue at the rate of 8% per annum through August 1995, increasing to 8.5% for the year ending August 1996 and increasing to 8.75% for the remainder of the term, resulting in an effective rate of approximately
     8.4% per annum. Principal amortization, based on a 30-year amortization schedule, would begin in September 1995. The original note of $19,200 had accrued interest outstanding of $1,697 at July 30, 1993. Accordingly, the Company reflected an extraordinary gain of $897 in 1993 for the forgiveness of interest on the debt pursuant to the plan of reorganization. The note was repaid in June 1994 from proceeds of the June 1994 Offering and an extraordinary gain was recognized during 1994 for $1,200 less the write-off of unamortized deferred charges of $198.

     The Nomura Mortgage Loan, the Debentures (see Note 7), the Bond Obligations, and the FS Note contain affirmative and negative covenants, events of default and other provisions as are customarily required for such instruments. The most restrictive covenants require the Company to maintain a leverage ratio (total indebtedness divided by net worth) of at least 2.50, maintain a debt service coverage ratio (net income before interest and depreciation divided by scheduled debt service payments) of at least 1.50 and require the Operating Partnership to maintain a net worth of at least $57 million. Management believes that the Company is in compliance with all restrictive covenants. In the case of mortgage loans on four of the Properties, scheduled principal amortization for the five years subsequent to June 27, 1994 of approximately $868 was escrowed in an irrevocable trust at closing of the June 1994 Offering with the corresponding note balances reduced for reporting purposes. As of December 31, 1995, $328 was considered extinguished.

     Maturities of the existing indebtedness at December 31, 1995 are as follows for the years ending December 31:

                                                              AMOUNT
                                                              ------
1996......................................................  $      522
1997......................................................       2,838
1998......................................................       4,768
1999......................................................      59,013
2000......................................................      16,637
Thereafter................................................      32,896
                                                                ------
                                                               116,674
Less: Unamortized loan discount...........................        (492)
                                                                  ----
                                                            $  116,182
                                                            ==========

     The fair market value of the Company's mortgage debt at December 31, 1995 was approximately $116.6 million. The amount was estimated by the Company using a discounted cash flow analysis using the Company's estimate of current interest rates for similar notes.

     The Company has entered into a line-of-credit agreement (the 'Agreement') providing for a borrowing facility up to $5.8 million, with interest payable monthly at a rate of LIBOR (5.69% December 31, 1995) plus 2.0%. The Agreement, which matures June 1, 1998, is collateralized by one of the properties and requires an annual non-refundable facility fee of $16. The Agreement calls for the amount of the facility to be curtailed at any point when it exceeds 75% of the appraised value of the collateral.

     Interest paid for the years ended December 31, 1995, 1994, and 1993 was $8,965, $9,114, and $7,548, respectively.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

7. DEBENTURES

   Simultaneous with the June 1994 Offering, the Company effected a private placement with respect to $25.0 million of aggregate principal amount of 8.25% Debentures due June 27, 1999, with interest payable quarterly beginning September 27, 1994. The Debentures are exchangeable in the aggregate for one million shares of Convertible Preferred Stock, representing approximately 15.4% of all shares of Common Stock (assuming exchange/conversion of all Common Units and Convertible Preferred Stock (or securities exchangeable into Convertible Preferred Stock or Common Stock)). The Debentures are collateralized by two of the Properties. The fair market value of the Debentures as of December 31, 1995 was approximately $24.5 million.

8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

   Accounts payable and accrued expenses consisted of the following as of December 31, 1995 and 1994, respectively:

                                                             1995       1994
                                                             ----       ----
   Tenant Security Deposits............................  $     993  $     683
   Accrued compensation................................        617         --
   Accounts payable and other accrued expenses.........      1,569      1,503
   Accrued tenant improvement construction allowance...        700         --
   Due to Management Affiliate.........................        180        434
                                                               ---        ---
                                                         $   4,059  $   2,620
                                                         =========  =========

9. PREFERRED STOCK

   The Company's charter authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $.01 per share. In connection with the June 1994 Offering, the Company designated 3,500,000 (subsequently increased to 3,750,000) shares of preferred stock as Convertible Preferred Stock, of which 1,920,000 shares were issued and remain outstanding. The Convertible Preferred Stock has a liquidation preference equal to $25.00 per share plus an amount equal to any accrued and unpaid dividend, (the 'Convertible Preferred Liquidation Preference Amount'). Holders of the Convertible Preferred Stock are entitled to receive cumulative preferential cash dividends in an amount per share of Convertible Preferred Stock equal to $0.6094 per quarter plus a participating dividend equal to the amount, if any, of dividends in excess of $0.4875 per quarter with respect to the number of shares of Common Stock into which a share of Convertible Preferred Stock is then convertible.

   Shares of Convertible Preferred are convertible on or after May 31, 1999 into shares of Common Stock, at a conversion price equal to $19.50.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

10. SUMMARY OF NONCASH INVESTING AND FINANCING ACTIVITIES

     Significant noncash transactions for the year ended December 31, 1995, and 1994 were as follows:

                                                                                                1995       1994
                                                                                                ----       ----
     Liabilities assumed in purchase of rental properties...................................  $  11,723  $  22,428
     Common and Preferred units in the Operating Partnership issued in connection with the
    purchase of the rental properties.......................................................  $   1,630  $   8,800
     Convertible Preferred Stock issued in connection with the purchase of rental
     properties.............................................................................  $   8,842         --
     Common Stock issued as a fee for the funding of offering costs.........................         --  $   2,000
     Accrual of cost of raising capital.....................................................  $     128  $     940
     Reclassification of accumulated deficit at June 27, 1994 to additional paid-in
     capital................................................................................         --  $  14,756
     Adjustment for Minority Interest's ownership of the Operating Partnership..............  $   1,991  $   8,862
     Deconsolidation of Management Affiliate................................................         --  $     204
     Accrual of tenant improvement construction allowance...................................  $     700         --

     There were no significant noncash transactions for the year ended December 31, 1993.

     The above information supplements the disclosures required by Statement of Financial Accounting Standards No. 95-'Statement of Cash Flows.'

11. LEASE AGREEMENTS

    The Company is the lessor of 27 retail properties with initial lease terms expiring through the year 2020. Many leases are renewable for three to five years at the lessee's option. Future minimum lease receipts under noncancelable operating leases as of December 31, 1995 are as follows:

     1996..............................................   $    22,005
     1997..............................................        19,533
     1998..............................................        16,856
     1999..............................................        14,373
     2000..............................................        11,994
     Thereafter........................................        74,215
                                                               ------
                                                          $   158,976
                                                          ===========

     These future rentals do not include additional rent which may be received from tenants for pass-through provisions in leases related to increases in operating expenses and percentage rentals or rentals on the multifamily properties due to their short duration.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (dollars in thousands, except share data)

12. COMMITMENTS AND CONTINGENCIES

     Environmental

     The Company, as an owner of real estate, is subject to various environmental laws of Federal and local governments. Compliance by the Company with existing laws has not had a material adverse effect on its financial condition and management does not believe it will have such an effect in the future. However, the Company cannot predict the impact of new or changed laws or regulations on its current Properties.

     All of the Properties have been subjected to Phase I environmental audits. Such audits have not revealed, nor is management aware of any environmental liability that management believes would have a material adverse impact on the consolidated financial position, results from operations or liquidity, including the two situations discussed below. Management is unaware of any instances in which it would incur and be financially responsible for any material environmental costs if any or all Properties were sold, disposed or abandoned.

     Contamination caused by dry cleaning solvents has been detected in ground water below the Penn Station Shopping Center. The source of the contamination has not been determined. Potential sources include a dry cleaner tenant at the Penn Station Shopping Center and a dry cleaner located in an adjacent property. Sampling conducted at the site indicates that the contamination is limited and is unlikely to have any effect on human health. The Company has made a request for closure to the State of Maryland. Management believes that there is minimal exposure at this time, and therefore has not recorded an accrued environmental clean-up liability.

     Petroleum has been detected in the soil of a parcel adjacent to Fox Mill Shopping Center on property occupied by Exxon Corporation ('Exxon') for use as a gas station (the 'Exxon Station'). Exxon has taken steps to remediate the petroleum in and around the Exxon Station, which is located down gradient from the Fox Mill Shopping Center. Exxon has agreed to take full responsibility for the remediation of such petroleum. Currently, there has been no contamination of the Company's property and none is expected to occur. In addition, a dry cleaning solvent has been detected in the groundwater below the Fox Mill Shopping Center. A groundwater pump and treatment system, approved by the Virginia Water Control Board, was installed in July 1992, and was operating until recently when the Control Board ordered quarterly sampling to determine if further remediation is necessary. The cost of running the pumps and monitoring the contamination is approximately $10 per annum. The previous owner of the Fox Mill Shopping Center has agreed to fully remediate the groundwater contamination. Management does not believe that it has a material probable liability, not withstanding the pledge of the previous owner and the Company believes that there is minimal exposure at this time and therefore has not recorded an accrued environmental clean-up liability.

     Employment agreements

     Two of the Company's officers have entered into three year employment agreements. The agreements call for a base salary plus an incentive compensation arrangement based on the Company meeting certain operating result requirements. The incentive compensation is in the form of common stock grants. Up to 100,000 shares of stock may be issued to each of the two officers (or their designees). These additional shares of stock will be recorded as additional compensation in the period earned. During 1995, 22,417 shares were issued to each of the two officers. No additional shares were issued during 1994.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

13. RELATED-PARTY TRANSACTIONS

     The Operating Partnership owns 100% of the Preferred non-voting stock of First Washington Management, Inc. (FWM), which entitles it to 99% of the cash flow of FWM, which amounted to $100 and $255 in 1995 and 1994 respectively. Certain of the officers of the Company own 100% of the Common Stock of FWM which entitles them to 1% of the cash flow of FWM, which amounted to approximately $1 and $3 in 1995 and 1994 respectively. In addition, the Company received $480 and $245 of interest income, included in income from Management Affiliate, on the FWM Note in 1995 and 1994 respectively. The Company's equity in earnings of FWM for the year ended December 31, 1995 and 1994 was ($31) and $0, respectively.

     FWM provides property management, leasing and other related services to the Company. Management and other fees paid by the Company in 1995 amounted to $1,178. Management and other fees paid by the Company during the period from June 27, 1994 through December 31, 1994 amounted to $350. Fees for such services were eliminated in the combined financial statements for the periods prior to the REIT formation.

14. STOCK INCENTIVE PLAN

     The Company established a stock incentive plan (the 'Stock Incentive Plan') for the Company's directors, executive officers and other key employees.

     The Stock Incentive Plan provides that 351,540 shares of Common Stock will be reserved for issuance. Currently, with the closing of the June 1994 Offering, the Company issued options to two officers to purchase 146,475 Shares of Common Stock each, pursuant to their respective employment agreements. Such options vest 33 1/3% per years over 3 years, have a life of ten years and are exercisable at $19.50 per Share. As of December 31, 1995, no options were exercised.

     The Company has also issued options to certain officers and employees to purchase an aggregate of 35,868 Shares of Common Stock. The options have an exercise price of $19.50 and have a term of ten years. The option rights vest 20% per year beginning with the first anniversary date of the grant if the employee continues to be employed by the Company. As of December 31, 1995 no options were exercised. During 1995, 9,781 options were forfeited.

     The Company has also issued a total of 10,000 options to the four independent board members. These options have an exercise price of $19.50 and have a term of 10 years. These option rights are vested immediately.

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

15. CONDENSED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     1995                                                            FIRST     SECOND      THIRD        FOURTH
     ----                                                            -----     ------      -----        ------
     Total Revenues..............................................  $   6,480  $   6,608   $   7,704    $   8,788
     Net Income (loss) before Preferred Distributions and
     Minority Interest...........................................  $     979  $     918(1)$     (78)(1)$   1,112
     Net Income (loss) allocated to Common Stockholders..........  $    (536) $     224(1)$  (1,684)(1)$    (792)
     Net Income (loss) per Common Share..........................  $   (0.34) $    0.14   $   (0.55)   $   (0.25)

     1994                                                            FIRST         SECOND      THIRD       FOURTH
     ----                                                            -----         ------      -----       ------
     Total Revenues..............................................  $   4,038   $   4,184    $   5,865     $   6,112
     Net Income (loss) before Preferred Distributions and
     Minority Interest...........................................  $    (595)  $   1,470(3) $     383     $     157
     Net Income (loss) allocated to Common Stockholders..........        n/a(2)      n/a(2) $  (1,130)(4) $    (367)
     Net Income (loss) per Common Share..........................        n/a(2)      n/a(2) $   (0.72)    $   (0.32)

     (1) The decrease in net income allocated to Common Shareholders in the third quarter was due to increases in general and administrative expenses, operating and maintenance expenses, depreciation and amortization expense and interest expense. The increase in these expenses were partially offset by increased revenues. General and administrative expenses increased due to the awarding of performance bonuses in the form of stock grants during the third quarter. The increases in other expenses and revenues were due to the acquisition of five properties. In addition, there was an increase in the amount of income allocated to minority interests in the third quarter when compared to the previous quarter. This occurred because the common minority interests were allocated losses in the second quarter which were suspended from previous quarters due to lack of basis. The common minority interests are not allocated losses if their basis would fall below zero because they are not required to fund losses. The common minority interests currently have basis.

     (2) Not applicable--the Company commenced operations as a corporation on June 27, 1994.

     (3) Large increase in net income due to the recognition of a $2,251 gain on early extinguishment of debt and debt restructuring.

     (4) Includes reclassification of net income prior to the June 1994 offering to minority interest.

16. SUBSEQUENT EVENTS

     On January 19, 1996, the Board of Directors declared a distribution of $0.4875 and $.6094 per Common and Preferred share of stock, respectively to shareholders of record as of February 1, 1996. On February 15, 1996, distributions in the amount of $2,965 were paid.

     On January 4, 1996, the Company purchased two shopping centers, Stefko Boulevard Shopping Center, located in Bethlehem, Pennsylvania and 15th & Allen Shopping Center, located in Allentown, Pennsylvania, from one seller for an approximate purchase price of $9.3 million. The shopping centers are each anchored by Laneco Supermarket. The acquisition was financed through the issuance of approximately 121,000 Common Units with a value of approximately $2.2 million, mortgage indebtedness of approximately $6.1 million and $1.0 million cash. The mortgage loan bears interest at 7.745% per annum and is self amortizing over a 25 year period.

     On March 20, 1996, the Company purchased the Clopper's Mill Village Shopping Center located in Germantown, Maryland for an approximate purchase price of $20.2 million. The center is anchored by Shoppers Food Warehouse and CVS/Pharmacy. The purchase was financed with new mortgage debt of

             FIRST WASHINGTON REALTY TRUST, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  (dollars in thousands, except share data)

     $14.5 million, the issuance of approximately 183,000 Common Units with a value of approximately $3.5 million, the issuance of approximately 69,000 Preferred Units with a value of approximately $1.7 million and approximately $500,000 cash. The mortgage loan bears interest at 7.18% per annum, amortizes over a 25 year period and matures in 10 years.

     On March 29, 1996, the company purchased Centre Ridge Marketplace located in Centreville, Virginia. The purchase price of the property was $5.5 million. The company expects to spend approximately $2.1 million for the construction of an additional 34,000 square feet and $3.0 million for the purchase of the building currently owned by the Superfresh Supermarket, which anchors the shopping center. The purchase of the Superfresh building will occur when the tenant opens for business which is expected to take place in June 1996. The total cost of the project will be approximately $11.0 million which will be financed through a $9.0 million construction loan and $2.0 million of cash. A portion of the cash is expected to come from a draw on the Company's line of credit.

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
First Washington Realty Trust, Inc.

     We have audited the combined statement of revenues and certain expenses of the New Retail Properties, as described in Note 1, for the year ended December 31, 1995. This financial statement is the responsibility of each of the respective New Retail Properties' management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement of revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Form S-11 of First Washington Realty Trust, Inc., and is not intended to be a complete presentation of the New Retail Properties' revenues and expenses and may not be comparable to results from future operations of the New Retail Properties.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the combined revenues and certain expenses of the New Retail Properties for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Washington, D.C.
October 18, 1996

                            NEW RETAIL PROPERTIES
             COMBINED STATEMENT OF REVENUES AND CERTAIN EXPENSES
                            (dollars in thousands)


                                               NINE MONTHS       YEAR ENDED
                                           ENDED SEPTEMBER 30,   DECEMBER 31,
                                                  1996              1995
                                                  ----              ----
                                               (UNAUDITED)
Revenues:
     Minimum rents.........................     $   4,292       $   5,578
     Percentage rents......................           262             401
     Tenant reimbursements.................         1,023           1,021
     Other income..........................            13              39
                                                    -----           -----
          Total revenues...................         5,590           7,039
                                                    -----           -----

Certain expenses:
     Real estate taxes.....................           494             591
     Recoverable operating expenses........           777             646
     Other operating expenses..............            66              70
                                                    -----           -----
          Total certain expenses...........         1,337           1,307
                                                    -----           -----
Revenues in excess of certain expenses.....     $   4,253       $   5,732
                                                =========       =========


  The accompanying notes are an integral part of this combined statement of revenues and certain expenses.

                            NEW RETAIL PROPERTIES
         NOTES TO COMBINED STATEMENT OF REVENUES AND CERTAIN EXPENSES
                            (dollars in thousands)

1. BASIS OF PRESENTATION

   The statement of revenues and certain expenses relates to the operations of six properties (the 'New Retail Properties') which are expected to be acquired by First Washington Realty Limited Partnership (the 'Operating Partnership'), whose general partner is First Washington Realty Trust, Inc. The accompanying combined statement of revenues and certain expenses includes the accounts of the following shopping center properties, City Line Shopping Center located in Philadelphia, Pennsylvania, Four Mile Fork Shopping Center located in Fredericksburg, Virginia, Kings Park Shopping Center located in Burke, Virginia, Newtown Square Shopping Center located in Newtown Square, Pennsylvania, Northway Shopping Center located in Millersville, Maryland, and Shoppes of Graylyn located in Wilmington, Delaware. The accompanying combined financial statement includes the operations of these properties.

   Rental revenues and expenses are recorded using the accrual basis of accounting.

   The accompanying combined financial statement is not representative of the actual operations for the year presented as certain expenses which may not be comparable to the expenses expected to be incurred by the Company in the proposed future operations of the New Retail Properties have been excluded. The Company is not aware of any material factors relating to the New Retail Properties that would cause the reported financial information not to be necessarily indicative of future operating results. Expenses excluded consist of interest, depreciation and amortization and the following other costs which, in the opinion of management, are not directly related to the future operations of the New Retail Properties.


                                           NINE MONTHS         YEAR ENDED
                                         ENDED SEPTEMBER 30,   DECEMBER 31,
                                               1996               1995
                                               ----               ----
                                            (UNAUDITED)
Management fees........................      $     257         $     336
Leasing commissions....................      $     156         $      27
Non-recurring capital expenditures.....      $      51         $       0
Other..................................      $      85         $      81

2. OPERATING LEASES

   In addition to minimum rent, certain tenant leases provide for the reimbursement of certain operating expenses and/or percentage rent in the amount of a percentage of annual gross sales in excess of a specified base sales amount.


   Minimum rents presented for the nine months ended September 30, 1996 and the year ended December 31, 1995, contain straight-line adjustments for rental revenue increases or abatements in accordance with generally accepted accounting principles. The aggregate rental revenue increases (decreases) resulting from the straight-line adjustments for the nine months ended September 30, 1996 (unaudited) and the year ended December 31, 1995 was $(6) and $16, respectively.

   No individual tenant accounts for 10% or more of the total rents for the nine months ended September 30, 1996 or the year ended December 31, 1995.


   The New Retail Properties are leased to tenants under operating leases with expiration dates extending to the year 2013. Minimum future base rentals under noncancelable operating leases as of December 31, 1995 are approximately as follows:

1996............................................................  $   5,495
1997............................................................      5,159
1998............................................................      4,362
1999............................................................      3,338
2000............................................................      2,452
2001 and thereafter.............................................     10,309
                                                                     ------
                                                                  $  31,115
                                                                  =========

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of First Washington Realty Trust, Inc.

     We have audited the combined statement of revenues and certain expenses of the 1996(B) Acquisition Properties, as described in Note 1, for the year ended December 31, 1995. This financial statement is the responsibility of each of the respective 1996(B) Acquisition Properties' management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Form S-11 of First Washington Realty Trust, Inc., and is not intended to be a complete presentation of the 1996(B) Acquisition Properties' revenues and expenses and may not be comparable to results from future operations of the 1996(B) Acquisition Properties.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenues and certain expenses of the 1996(B) Acquisition Properties for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Washington, D.C.
July 2, 1996

                        1996(B) ACQUISITION PROPERTIES
             COMBINED STATEMENT OF REVENUES AND CERTAIN EXPENSES
                            (dollars in thousands)

                                              SIX MONTHS      YEAR ENDED
                                            ENDED JUNE 30,   DECEMBER 31,
                                                    1996            1995
                                                    ----            ----
                                              (UNAUDITED)
Revenues:
     Minimum rents........................     $     774       $   1,946
     Tenant reimbursements................           176             407
     Other income.........................             1              --
                                                     ---           -----
          Total revenues..................           951           2,353
                                                     ---           -----

Certain expenses:
     Real estate taxes....................           112             287
     Recoverable operating expenses.......           105             192
     Other operating expenses.............             5              45
                                                       -              --
          Total certain expenses..........           222             524
                                                     ---             ---
Revenues in excess of certain expenses....     $     729       $   1,829
                                               =========       =========

  The accompanying notes are an integral part of this combined statement of revenues and certain expenses.

                        1996(B) ACQUISITION PROPERTIES
         NOTES TO COMBINED STATEMENT OF REVENUES AND CERTAIN EXPENSES
                            (dollars in thousands)

1. BASIS OF PRESENTATION


   The combined statement of revenues and certain expenses relates to the operations of the two 1996(B) Acquisition Properties which were acquired by First Washington Realty Limited Partnership (the 'Operating Partnership'), whose general partner is First Washington Realty Trust, Inc. The accompanying combined statement of revenues and certain expenses includes the accounts of Takoma Park Shopping Center located in Takoma Park, Maryland (acquired April 29, 1996) and Southside Marketplace Shopping Center located in Baltimore, Maryland (acquired June 7, 1996) for the period of time prior to acquisition.


   Rental revenues and expenses are recorded using the accrual basis of accounting.

   The accompanying combined financial statement is not representative of the actual operations for the year presented as certain expenses which may not be comparable to the expenses expected to be incurred by the Company in the proposed future operations of the 1996(B) Acquisition Properties have been excluded. The Company is not aware of any material factors relating to the 1996(B) Acquisition Properties that would cause the reported financial information not to be necessarily indicative of future operating results. Expenses excluded consist of interest, depreciation and amortization of the following there costs which, in the opinion of management, are not directly related to the future operations of the 1996(B) Acquisition Properties.

                                          SIX MONTHS          YEAR ENDED
                                         ENDED JUNE 30,       DECEMBER 31,
                                             1996                1995
                                             ----                ----
                                          (UNAUDITED)
Management fees.....................       $      14          $      99
Leasing Commissions.................       $       0          $       6
Professional Fees...................       $       6          $     240

2. OPERATING LEASES

   In addition to minimum rent, certain tenant leases provide for the reimbursement of certain operating expenses and/or percentage rent in the amount of a percentage of annual gross sales in excess of a specified base sales amount.

   There are no tenants which accounted for 10% or more of the total rents for the six months ended June 30, 1996 or the year ended December 31, 1995.

   The 1996(B) Acquisition Properties are leased to tenants under operating leases with expiration dates extending to the year 2016. Minimum future base rentals noncancelable operating leases as of December 31, 1995 are approximately as follows:

1996............................................................  $   1,161
1997............................................................      1,934
1998............................................................      1,918
1999............................................................      1,842
2000............................................................      1,784
2001 and thereafter.............................................     13,438
                                                                     ------
                                                                  $  22,077
                                                                  =========

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE
HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                TABLE OF CONTENTS

                                                     PAGE
                                                     ----
Prospectus Summary...............................      1
Risk Factors.....................................      8
The Company......................................     19
Properties.......................................     21
Use of Proceeds..................................     33
Price Range of the Common Stock and
  Distributions..................................     33
Capitalization...................................     35
Selected Pro Forma and Historical Financial and
  Portfolio Information..........................     36
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............     39
Management.......................................     46
Policies With Respect to Certain Activities......     55
Certain Relationships and Related Transactions...     59
Principal Stockholders...........................     60
Description of Capital Stock.....................     61
Shares Available for Future Sale.................     67
Certain Provisions of Maryland Law and the
  Company's Charter and Bylaws...................     68
Federal Income Tax Considerations................     71
Underwriting.....................................     85
Experts..........................................     86
Legal Matters....................................     86
Additional Information...........................     86
Glossary of Terms................................     87
Index to Financial Statements....................    F-1

                                1,500,000 SHARES

                                FIRST WASHINGTON
                               REALTY TRUST, INC.

                                  COMMON STOCK

                                   ----------
                                   PROSPECTUS
                                   ----------

                               Alex. Brown & Sons
                                  Incorporated

                            Friedman, Billings & Co.
                                      Inc.

                                 Tucker Anthony
                                  Incorporated

                                November   , 1996

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 30. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the amount of fees and expenses to be incurred in connection with the issuance and distribution of the Common Stock registered hereby:


SEC Registration Fee............................................  $ 11,238
NASD Filing Fee.................................................  $  4,209
Printing and Mailing Costs......................................  $125,000
Legal Fees and Expenses.........................................  $150,000
Accounting Fees and Expenses....................................  $ 50,000
Blue Sky Fees and Expenses (including Fees of Counsel)..........  $  7,500
Transfer Agent and Registrar Fees...............................  $  5,000
Miscellaneous...................................................  $ 22,053
                                                                  --------
       Total....................................................  $375,000
                                                                  ========
_________
* To be completed by amendment.


ITEM 31. SALES TO SPECIAL PARTIES

     See Item 32 below.

ITEMS 32. RECENT SALES OF UNREGISTERED SECURITIES

     (a) Securities sold

     The following table sets forth the date of sale, title and amount of unregistered securities sold by the Company since its incorporation on April 25, 1994:

   DATE OF
    SALE          TITLE              AMOUNT
    ----          -----              ------
  04/28/94   Common Stock              100 shares
  06/27/94   Common Stock        1,574,359 shares
  06/27/94   Preferred Stock     1,920,000 shares
  06/27/94   Preferred Units       352,000 units
  06/27/94   Common Units          347,056 units
  06/01/95   Common Units           95,877 units
  06/30/95   Preferred Stock       358,000 shares
  11/15/95   Preferred Stock        36,189 shares
  01/04/96   Common Units          120,785 units
  03/20/96   Common Units          183,545 units
  03/20/96   Preferred Units        69,215 units


     (b) Underwriters and other purchasers

         i. April 28, 1994 Sales. Underwriters were not retained in connection with the sale of these securities. These shares were 'founders shares' sold to officers and directors of the Company.

         ii. June 27, 1994 Sales. Friedman, Billings, Ramsey & Co., Inc. ('FBR') acted as placement agent and as the initial purchaser with respect to such sales of Common Stock and Preferred Stock. Such sales were made in a private placement to 'accredited investors.' Underwriters were not retained in connection with the sale of the Common Units and Preferred Units. The Preferred Units were issued to the sellers of Davis Ford Crossing and Mayfair Shopping Center, 'accredited investors.' The Common Units were issued to certain investors in the partnership that owned certain of the properties that were transferred to the Company at its formation.

        iii. June 1, 1995 Sales. Underwriters were not retained in connection with the sale of these securities. These units were sold to the seller of Festival at Woodholme Shopping Center, an 'accredited investor.'

        iv. June 30, 1995 Sales. Underwriters were not retained in connection with the sale of these securities. These shares were issued to the sellers of The UDR Properties, 'accredited investors.'

         v.  November  15,  1995  Sales.   Underwriters  were  not  retained  in
     connection with the sale of these securities. These shares were issued to the seller of Firstfield Shopping Center, an 'accredited investor.'

         vi. January 4, 1996 Sales. Underwriters were not retained in connection with the sale of these securities. These units were sold to the seller of Stefko Boulevard Shopping Center and 15th, Allen Shopping Center, an 'accredited investor.'

         vii. March 20, 1996 Sales. Underwriters were not retained in connection with the sale of these securities. These units were sold to the seller of Clopper's Mill Village Shopping Center, an 'accredited investor.'

     (c) Consideration


         i. April 28, 1994 Sales. The aggregate offering price of the shares of Common Stock was $100. There were no underwriting discounts or commissions with respect to such securities.

        ii. June 27, 1994 Sales.

         a) The Company received approximately $73.0 million in consideration for the sale of 1,282,051 shares of Common Stock and 1,920,000 shares of Convertible Preferred Stock. As compensation for acting as initial purchaser and placement agent in connection with the sale of such shares, FBR received from the Company an initial purchaser discount, placement agent fees and a financial advisory fee which totalled $5.0 million in the aggregate. The shares of Common Stock and Convertible Preferred Stock were sold to 'accredited investors'.

         b) 189,744 shares of Common Stock were issued to four executive officers and directors of the Company in exchange for the contribution of promissory notes (the 'FWM Notes') having a value of approximately $3.7 million. No underwriting fees or commissions were paid in connection with the issuance of such shares.

         c) 102,564 shares of Common Stock were issued to Farallon and its affiliates in consideration for Farallon's agreement to fund approximately $2.0 million of the expenses of the June 1994 Offering. Concurrent with the issuance of such shares the Company also made a cash reimbursement of approximately $1.1 million to Farallon.

         d) The Preferred Units were issued, in addition to debt assumption of $16.3 million, in consideration for the purchase of two shopping centers. These units were valued, at such time, at $8.8 million.

         e) The Common Units were issued in consideration for certain properties transferred to the Company at the time of its formation. These units were valued, at such time, at approximately $6.8 million.

         iii. June 1, 1995 Sales. These units were issued in exchange for property having a value of approximately $1.6 million, net of assumed indebtedness. There were no underwriting discounts or commissions with respect to such securities.

         iv. June 30, 1995 Sales. These shares were issued, in addition to a cash payment of $12.2 million, in consideration for the UDR Properties. These shares were valued, at such time, at $8.1 million. There were no underwriting discounts or commissions with respect to such securities.

         v. November 15, 1995 Sales. These shares were issued, in addition to a seller purchase note of $2.5 million and a cash payment of $100,000, in consideration for the purchase of Firstfield Shopping Center. These shares were valued, at such time, at $0.8 million. There were no underwriting discounts or commissions with respect to such securities.

         vi. January 4, 1996 Sales. These units were issued, in addition to cash payments of $47.1 million, in consideration for the purchase of
     two  shopping  centers.  These  units  were  valued,   at  such  time,   at
     approximately $2.2 million. There were no underwriting discounts or commissions with respect to such securities.

         vii. March 20, 1996 Sales. These units were issued, in addition to a cash payment of $14.5 million, in consideration for the purchase of Clopper's Mill Village Shopping Center. These units were valued, at such time, at approximately $3.5 million (Common Units) and $1.7 million (Preferred Units).

     (d) Exemption from registration claimed.

     Each of the transactions is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the 'Act').

         (e) Terms of Conversion

         The Preferred Units are exchangeable for Preferred Stock on a one-for-one basis. The Common Units are exchangeable, at the Company's option, for cash equal to the fair market value of a share of Common Stock at the time of exchange or one share of Common Stock. Holders of the Convertible Preferred Stock have the right, exercisable on or after May 31, 1999, to convert shares of Convertible Preferred Stock (with each share of Convertible Preferred Stock valued at the current Liquidation Preference Amount of $25.00 per share) into shares of Common Stock at a conversion price of $19.50 per share of Common Stock, subject to adjustment upon the occurrence of certain events.


ITEM 33. LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The MGCL permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The charter of the Company contains such a provision which limits such liability to the maximum extent permitted by the MGCL. This provision does not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

     The bylaws of the Company obligate it to the maximum extent permitted by Maryland law to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The charter and bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

     The MGCL requires a corporation (unless its charter provides otherwise, which the Company's charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL requires the Company, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company as authorized by the bylaws and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

     The Partnership Agreement also provides for indemnification of the Company, as general partner, and its officers and directors generally to the same extent as permitted by the MGCL for a corporation's officers and directors and limits the liability of the Company to the Operating Partnership and its partners in the case of losses sustained, liabilities incurred or benefits not derived as a result of errors in judgement or mistakes of fact or law or any act or omission if the Company acted in good faith.

     It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

ITEM 34. TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED

     Not applicable.

ITEM 35. FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS.
    1.   See Index to Financial Statements on F-1.
    2.   Report of Independent Accountants.
    3.   Financial Statement Schedules
             Schedule II--Variation and Qualifying Accounts.
             Schedule III--Real Estate Investments and Accumulated Depreciation.

(b) EXHIBITS.


    1.1   Form of Underwriting  Agreement(9)


    3.1   Articles  of  Incorporation  of  the  Company(1)

    3.2   Bylaws of the  Company(1)


    5     Opinion of Ballard Spahr Andrews & Ingersoll  regarding  legality(9)

    8     Opinion of Latham & Watkins  regarding tax matters(9)


   10.1 First Amended and Restated Agreement of Limited Partnership of First Washington Realty Limited Partnership(1)

   10.2 Negotiable Promissory Note between First Washington Management, Inc. and Stuart D. Halpert(1)

   10.3 Negotiable Promissory Note between First Washington Management, Inc. and William J. Wolfe(1)

   10.4 Negotiable Promissory Note between First Washington Management, Inc. and Jack Spector(1)

   10.5 Negotiable Promissory Note between First Washington Management, Inc. and Lester Zimmerman(1)

   10.6 Term Loan Note dated June 27, 1994 in the approximate amount of $4.8 million from First Washington Realty Limited Partnership in favor of First State Plaza Associates L.P.(1)

   10.7 Indenture of Mortgage, Deed of Trust, Security Agreement, Financing Statement, Fixture Filing and Assignment of Leases and Rents dated as of June 27, 1994, between JFD Limited Partnership, Greenspring Associates Limited Partnership and FW-Byrans Road Limited Partnership as mortgagors, trustors and debtors, Nomura Asset Capital Corporation, as mortgagee, beneficiary, and secured party, and Douglas J. Mathis and Kelly M. Wrenn, as individual trustees(1)

   10.8   Promissory  Note in the  principal  amount of $38.5 million dated June
          27,  1994  from  the  Company  in  favor  of  Nomura   Asset   Capital
          Corporation(1)

   10.9 Cash Collateral Account Security, Pledge and Assignment Agreement among JFD Limited Partnership, Greenspring Associates Limited Partnership and FW-Bryans Road Limited Partnership as borrowers, and Nomura Asset Capital Corporation, as Lender(1)

   10.10 The 1994 Stock Option Plan of First Washington Realty Trust, Inc., First Washington Realty Limited Partnership and First Washington Management, Inc.(1)


   10.11 Employment Contract, dated June 30, 1996, between the Company and Stuart D. Halpert(9)

   10.12 Employment Contract, dated June 30, 1996, between the Company and William J. Wolfe(9)


   10.13 Indemnity, Pledge and Security Agreement dated June 27, 1994 between the Operating Partnership, Stuart D. Halpert, William J. Wolfe, Lester Zimmerman and Jack E. Spector(1)

   10.14 Term Loan Agreement dated as of June 27, 1994 between the Company and First State Plaza Associates Limited Partnership(1)

   10.15  Stock Option Agreement between the Company and William J. Wolfe(2)

   10.16  Stock Option Agreement between the Company and Stuart D. Halpert(2)

   10.17  Stock   Option   Agreement   between   the   Company  and  Jeffrey  S.
          Distenfeld(2)

   10.18  Stock Option Agreement between the Company and James Blumenthal(2)

   10.19  Stock Option Agreement between the Company and James G. Pound(2)

   10.20  Stock Option Agreement between the Company and Stanley T. Burns(2)

   10.21  Stock Option Agreement between the Company and Matthew J. Hart(2)

   10.22  Stock Option Agreement between the Company and William J. Russell(2)

   10.23  Stock Option Agreement between the Company and Heywood Wilansky(2)

   10.24 Purchase Agreement dated March 30, 1995, between the First Washington Realty Trust, Inc. and United Dominion Realty Trust, Inc.(1)

   10.25 Contribution Agreement dated May 3, 1995 between First Washington Realty Limited Partnership and Stewart J. Greenebaum, Samuel G. Rose and Woodholme Center, Inc., all of the general and limited partners of Woodholme Properties Limited Partnership(1)

   10.26 Real Estate Purchase Agreements dated May 1, 1995 between First Washington Realty Trust, Inc. and United Dominion Realty Trust, Inc.(3)

   10.27 Form of Registration Rights Agreement between First Washington Realty Trust, Inc. and United Dominion Realty Trust, Inc.(4)

   10.28 Real Estate Purchase Agreement dated August 18, 1995 between First Washington Realty Limited Partnership and Kenhorst Plaza Associates, L.P.(4)

   10.29 Deed of Trust and Security Agreement dated October 6, 1995 between First Washington Realty Limited Partnership and Lutheran Brotherhood and Deed of Trust Note of even date therewith.(4)

   10.30 Real Estate Purchase Agreement dated November 15, 1995, by and between First Washington Realty Trust, Inc. and Firstfield Center Duncan Limited Partnership.(5)

   10.31 Contribution Agreement dated October 30, 1995, by and between First Washington Realty Limited Partnership and Carriage Associates Limited Partnership.(5)

   10.32 Purchase Money Deed of Trust dated November 15, 1995, by and between First Washington Realty Limited Partnership and Army and Air Force Mutual Aid Association.(5)

   10.33 Mortgage, Assignment of Leases and Rents and Security Agreement dated January 4, 1996, by and between Allenbeth Associates Limited Partnership (First Washington Realty Trust, Inc. is the sole general partner) and Nomura Asset Capital Corporation.(5)

   10.34  Real Estate Purchase  Agreement dated February 1, 1996, by and between
          First   Washington   Realty  Limited   Partnership  and  Centre  Ridge
          Development L.P.(6)

   10.35 Agreement to Sell Real Estate dated March 28, 1996, by and between First Washington Realty Limited Partnership and Super Fresh Food Markets of Virginia, Inc.(6)

   10.36  Contribution  Agreement dated March 20, 1996 (effective as of March 1,
          1996), by and between First Washington Realty Limited Partnership and Brian G. McElwee, Richard W. Ireland, John H. Donegan, Stacy C. Hornstein, Sweet Gum Tree, L.L.C. and Wendy A. Seher.(6)

   10.37 Amendment and Restatement of Deed of Trust, Assignment and Security Agreement dated March 21, 1996 by and between Clopper's Mill Village Center, L.C., Timothy R. Casgar and Margaret Everson-Fischer, Trustees, and Jackson National Life Insurance Company.(6)

   10.38 Credit Line Deed of Trust and Security Agreement dated March 28, 1996 by and between First Washington Realty Limited Partnership, Sam T. Beale and Barry Musselman, as Trustees, and South Trustees, and SouthTrust Bank of Alabama, N.A.(6)

   10.39 Real Estate Purchase Agreement dated October 23, 1995 by and between First Washington Realty Limited Partnership and 6875 New Hampshire Avenue Partnership.(7)

   10.40 Purchase Money Deed of Trust and Security Agreement dated April 24, 1996 by and between First Washington Realty Limited Partnership and Nicoletta R. Parker and Margaret H. Blewitt, as Trustees.(7)

   10.41 Purchase Agreement dated April 4, 1996 by and between First Washington Realty Limited Partnership and Michael F. Klein, Philip E. Klein, Jeffrey F. Klein, George Arconti, Professional Real Estate Services, Inc., H.S. Taylor White, Rick C. Klein and William S. Berman.(7)

   10.42 Indemnity Deed of Trust, Security Agreement and Assignment of Rents and Leases dated June 28, 1995 by and between Southside Marketplace Limited Partnership in favor of Fleet Management and Recovery Corporation.(7)

   10.43  First Washington Realty Trust, Inc. Restricted Stock Plan.(7)

   10.44 The Contingent Stock Agreement dated June 30, 1996 by and between First Washington Realty Trust, Inc. and William J. Wolfe.(7)

   10.45 The Contingent Stock Agreement dated June 30, 1996 by and between First Washington Realty Trust, Inc. and Stuart D. Halpert.(7)

   10.46 Restricted Stock Agreement dated June 30, 1996 by and between First Washington Realty Trust, Inc. and William J. Wolfe.(7)

   10.47 Restricted Stock Agreement dated June 30, 1996 by and between First Washington Realty Trust, Inc. and Stuart D. Halpert.(7)


   10.48 Contribution Agreement dated October 21, 1996 by and between Continental Realty Investor Corp., JHP Development Company, Inc., J. Mark Shapiro, John A. Luetkemeyer, Jr., James Stone Trustee for Mary Luetkemeyer, James Stone Trustee for Julia Luetkemeyer, James Stone Trustee for Anne Luetkemeyer, Tripec Associates, L.P., Herbert Rochlin and JHJ Investment Limited Partnership and First Washington Realty Limited Partnership.(9)

   10.49 Contribution Agreement dated October 22, 1996, by and between Isadore Shooster, Harry Shooster, Donald Shooster, David Shooster, Daniel Shooster, Myra Gerson, Richard and Helaine Gordon, David and Michele Saland and Fairless Hills S.C. Associates and First Washington Realty Limited Partnership.(9)

   10.50 Real Estate Purchase Agreement dated October 15, 1996 by and between Graylyn Shopping Center Associates, L.P. and First Washington Realty Limited Partnership.(9)

   10.51  Real Estate  Purchase  Agreement  dated October 3, 1996 by and between
          VOL  Properties   Corporation  and  First  Washington  Realty  Limited
          Partnership.(9)

   10.52 Real Estate Purchase Agreement dated September 23, 1996, by and between Newtown Square Associates, L.P. and First Washington Realty Limited Partnership.(9)

   10.53 Contribution Agreement dated October 22, 1996 by and between Kings Park Associates and First Washington Realty Limited Partnership.(9)

   12     Computation of the Company's Ratio of Earnings to Fixed Charges(9)

   21     List of Subsidiaries(9)

   24.1   Consent of Latham & Watkins (included in Exhibit 8)(9)

   24.2   Consent  of   Ballard   Spahr   Andrews  &   Ingersoll   (included  in
          Exhibit 5)(9)

   24.3   Consent of Coopers & Lybrand L.L.P.(9)

   25     Power of Attorney(9)

   27     Financial Data Schedule(9)
----------
(1) Previously filed with the Company's Registration Statement on Form S-11, file No. 33-83960, and incorporated herein by reference.


(2) Previously filed with the Company's annual report on Form 10-K on March 31, 1995 and incorporated herein by reference.

(3) Previously filed with the Company's Registration Statement on Form S-11, file No. 33-93188, and incorporated herein by reference.

(4) Previously filed with the Company's Quarterly Report on Form 10-Q on November 11, 1995 and incorporated herein by reference.

(5) Previously filed with the Company's Current Report on Form 8-K on January 19, 1996 and incorporated herein by reference.

(6) Previously filed with the Company's Current Report on Form 8-K on April 1, 1996 and incorporated herein by reference.

(7) Previously filed with the Company's Registration Statement on Form S-3, file No. 333-4966, and incorporated herein by reference.

(8) Previously filed with the Company's Registration Statement on Form S-11, file No. 333-15423, and incorporated herein by reference.


(9) Filed herewith.



ITEM 36. UNDERTAKINGS

     The  undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                      REPORT OF INDEPENDENT ACCOUNTANTS



     In connection with our audits of the consolidated financial statements of First Washington Realty Trust, Inc. and Subsidiaries as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, which financial statements are included in the S-11, we have also audited the financial statement schedules listed in Item 35(a)3 herein.

     In our opinion, these financial statement schedules, when considered in relation to the basic financial statements taken as a whole, in all material respects, the information required to be included therein.



                                            COOPERS & LYBRAND L.L.P.



Washington, D.C.
February 9, 1996

                     FIRST WASHINGTON REALTY TRUST, INC.
                SCHEDULE II--VARIATION AND QUALIFYING ACCOUNTS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                 BALANCE AT        ADDITIONS        DEDUCTION
                                                  BEGINNING    CHARGED TO BAD         AMOUNTS     BALANCE AT
DESCRIPTION                                         OF YEAR     DEBT EXPENSE      WRITTEN OFF    END OF YEAR
-----------                                         -------     ------------      -----------    -----------
Allowance for Doubtful Accounts:
Year Ended December 31, 1995..................       $391           $483             $(456)         $418
Year Ended December 31, 1994..................       $185           $941             $(735)         $391
Year Ended December 31, 1993..................       $557           $318             $(690)         $185

                          FIRST WASHINGTON REALTY TRUST
       SCHEDULE III -- REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 1995

                              (dollars in thousands)


                                                                                          CAPITALIZED      GROSS AMOUNTS AT
                                                                      INITIAL COST         SUBSEQUENT      WHICH CARRIED AT
                                                                  --------------------         TO         THE CLOSE OF PERIOD
                                                                           BUILDINGS &    ACQUISITION-   ---------------------
PROPERTY                    LOCATION               ENCUMBRANCES   LAND     IMPROVEMENTS   IMPROVEMENTS   LAND     IMPROVEMENTS
--------                    --------               ------------   ----     ------------   ------------   ----     ------------
Retail:
  Brafferton(3)             Garrisonville, VA             --      $1,595      $6,385        $  33   $   1,595   $   6,418
  Bryans Road(1)            Bryans Road, MD              150       1,214       3,314        3,692       1,230       7,006
  Capital Corner            Landover, MD               3,587         966           0        3,410         989       3,410
  Chesapeake Bagel
    Building                Alexandria, VA               734         191         804          627         192       1,431
  Clinton Square            Clinton, MD                1,313         242       1,437          117         251       1,554
  4483 Connecticut          Washington, DC               626          91         932          140          95       1,072
  Colonial Square           York, PA                   1,530         639       1,678          131         646       1,809
  Davis Ford Crossing       Manassas, VA              38,500       2,574      10,092           42       2,574      10,134
  First Field               Gaithersburg, MD           2,520         699       2,797            1         699       2,798
  First State Plaza(1)      New Castle, DE             4,308       2,575      10,358          415       2,575      10,773
  Fox Mill                  Reston, VA                25,000       2,752      11,019           14       2,752      11,033
  Georgetown Shops(4)       Washington, D.C.           1,655         949       3,174          279         970       3,453
  Glen Lea                  Richmond, VA              14,163         757       3,027            9         757       3,036
  Hanover Village           Mechanicsville, VA           (5)       1,081       4,323            3       1,081       4,326
  James Island(1)           Charleston, SC                --       1,321       2,758          356       1,324       3,114
  Kenhorst Plaza            Reading, PA                   --       2,253       9,013            0       2,253       9,013
  Laburnum Park             Richmond, VA                 (5)       1,194       4,774            0       1,194       4,774
  Laburnum Square           Richmond, VA                 (5)       1,104       4,418            4       1,104       4,422
  Mayfair                   Philadelphia, PA           7,440       2,463       9,860           24       2,463       9,884
  Penn Station(2)           District Heights, MD       3,500       4,275           0       21,129       4,285      21,129




                                       ACCUMULATED      DATE OF       DATE     DEPRECIABLE
PROPERTY                      TOTAL    DEPRECIATION   CONSTRUCTION  ACQUIRED      LIVES
--------                      -----    -------------  ------------  --------      -----
Retail:
  Brafferton(3)             $   8,013   $     306       1974        1994            31.5
  Bryans Road(1)                8,236       1,024       1972        1990            31.5
  Capital Corner                4,399       1,103       1987        1986            31.5
  Chesapeake Bagel
    Building                    1,623         546      1800's       1983            31.5
  Clinton Square                1,805         585       1979        1984            31.5
  4483 Connecticut              1,167         314       1954        1986            31.5
  Colonial Square               2,455         337       1955        1990            31.5
  Davis Ford Crossing          12,708         484       1988        1994            31.5
  First Field                   3,497          11       1978        1995            31.5
  First State Plaza(1)         13,348         522       1988        1994            31.5
  Fox Mill                     13,785         526       1988        1994            31.5
  Georgetown Shops(4)           4,423       1,141      1800's     1983-1989         31.5
  Glen Lea                      3,793          48       1969        1995            31.5
  Hanover Village               5,407          69       1971        1995            31.5
  James Island(1)               4,438         578       1967        1990            31.5
  Kenhorst Plaza               11,266          60       1990        1995            31.5
  Laburnum Park                 5,968          76       1988        1995            31.5
  Laburnum Square               5,526          70       1975        1995            31.5
  Mayfair                      12,347         471       1988        1994            31.5
  Penn Station(2)              25,414       4,206       1989        1986            31.5






  P.G. Co. Comm & Tech Pk.  Beltsville, MD                  4,150       1,309         972        5,272       1,342       6,244
  Potomac Plaza             Woodbridge, VA                  3,656         795       4,235          746         733       4,981
  Rosecroft                 Temple Hills, MD                2,000         664       2,723        2,207         688       4,930
  Shoppes of Kildaire       Cary, NC                        7,998       2,202       8,833          520       2,208       9,353
  Thieves Market            Alexandria, VA                    734         246       1,065          111         247       1,176
  Valley Center(1)          Owings Mills, MD                    0       4,719      18,937          153       4,719      19,090
  Festival At Woodholme     Baltimore, MD                  11,671       2,915      11,660           80       2,915      11,740
Multi-family:
  Branchwood Apts.          Charleston, SC                  2,121         142       2,521          161         144       2,682
  Broadmoor Apts.           Charleston, SC                  3,826         387       4,396          491         395       4,887
                                                            -----         ---       -----          ---         ---       -----

                                                        $ 141,182   $  42,314   $ 145,505    $  40,167   $  42,420   $ 185,672
                                                        =========   =========   =========    =========   =========   =========



  P.G. Co. Comm & Tech Pk.      7,586       1,886       1985        1985            31.5
  Potomac Plaza                 5,714       1,335       1963        1985            31.5
  Rosecroft                     5,618       1,367       1963        1985            31.5
  Shoppes of Kildaire          11,561       2,666       1986        1986            31.5
  Thieves Market                1,423         268       1946        1986            31.5
  Valley Center(1)             23,809         911       1987        1994            31.5
  Festival At Woodholme        14,655         216       1986        1995            31.5
Multi-family:
  Branchwood Apts.              2,826         618       1989        1989            27.5
  Broadmoor Apts.               5,282       1,031       1990        1990            27.5
                                -----       -----       ----        ----            ----
                            $ 228,092   $  22,775
                              =======      ======

    ____________
    (1) These properties are also encumbered by first deeds of trust as collateral for the $38,500,000 Nomura mortgage loan.

    (2) This property (phase 1 only) also serves as collateral for the $25,000,000 Exchangeable Debentures.

    (3) This property serves as collateral for the line of credit.

    (4) Consists of five locations in the shopping district of Georgetown in Washington, D.C.

    (5) These properties are also encumbered by first deeds of trust as collateral for a $14,163,000 mortgage loan.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City
of Bethesda, State of Maryland on November   , 1996.


                                          FIRST WASHINGTON REALTY TRUST, INC.

                                          By: /S/ WILLIAM J. WOLFE
                                              ------------------------------
                                              William J. Wolfe
                                              President and Chief Execuitve
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


      SIGNATURE                         TITLE                                DATE
      ---------                         -----                                ----
STUART D. HALPERT*             Chairman of the Board of Directors        November   , 1996
------------------------
Stuart D. Halpert

/s/ WILLIAM J. WOLFE           President, Chief Executive Officer,       November   , 1996
------------------------         Director
William J. Wolfe

LESTER ZIMMERMAN*              Executive Vice President, Director        November   , 1996
------------------------
Lester Zimmerman

JAMES G. BLUMENTHAL*           Chief Financial Officer                   November   , 1996
------------------------
James G. Blumenthal

STANLEY T. BURNS*              Director                                  November   , 1996
------------------------
Stanley T. Burns

MATTHEW J. HART*               Director                                  November   , 1996
------------------------
Matthew J. Hart

WILLIAM M. RUSSELL*            Director                                  November   , 1996
------------------------
William M. Russell

HEYWOOD WILANSKY*              Director                                  November   , 1996
------------------------
Heywood Wilansky


*By /s/ William J. Wolfe
------------------------
   William J. Wolfe
   Attorney-in-Fact
